                                                      REGISTRATION NO. 333-61321
                                                FILED PURSUANT TO RULE 424(b)(3)



                                                                 August 25, 1998

Dear Shareholder:

         We are pleased to enclose your Notice of Special Meeting and Prospectus/Proxy Statement for the Special Meeting of Shareholders of The Middle Tennessee Bank ("MTB") to be held on September 24, 1998 at 3:00 P.M., local time, at 700 North Garden Street, Columbia, Tennessee 38402 (the "Special Meeting").

         At the Special Meeting you will be asked to consider and vote on a proposed merger of MTB with and into First American National Bank ("FANB"), a wholly owned subsidiary of First American Corporation, a Tennessee corporation ("First American"). By virtue of the proposed transaction, each share of MTB common stock, par value $10.00 per share ("MTB Common Stock"), outstanding immediately prior to the time that the proposed merger of MTB into FANB is completed, except as provided in the Bank Merger Agreement, dated as of May 26, 1998, by and among MTB, FANB and First American (the "Agreement"), will be exchanged for 7.768 shares of common stock of First American, par value $2.50 per share ("First American Common Stock") (the proposed merger and share exchange, collectively, are the "Merger"). First American is headquartered in Nashville, Tennessee. As of June 30, 1988, First American had banking operations in Tennessee, Mississippi, Louisiana, Arkansas, Virginia and Kentucky, and had consolidated assets of about $19.l billion, deposits of about $13.6 billion and shareholders' equity of about $1.6 billion. First American Common Stock is listed and traded on the New York Stock Exchange under the symbol "FAM." The closing price of First American Common Stock in composite trading on August 24, 1998 was $40.69 per share, as reported in The Wall Street Journal. MTB Common Stock is neither listed on any securities exchange nor publicly traded.

         YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE PROPOSED MERGER AND RECOMMENDS A VOTE "FOR" THE MERGER. The proposed Merger has been approved by the MTB Board of Directors (the "MTB Board") as being in the best interest of MTB and its shareholders. The MTB Board reached this decision after careful consideration of a number of factors. The enclosed Prospectus/Proxy Statement contains more detailed information concerning the MTB Board's decision and the Merger. We urge you to consider it carefully.

         The affirmative vote of the holders of two-thirds of MTB Common Stock entitled to vote thereon is required to approve the Agreement. IT IS VERY IMPORTANT THAT YOUR SHARES ARE VOTED AT THE SPECIAL MEETING, REGARDLESS OF WHETHER YOU ATTEND IN PERSON. A FAILURE TO VOTE, EITHER BY NOT RETURNING THE ENCLOSED PROXY OR BY CHECKING THE "ABSTAIN" BOX THEREON, WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE AGREEMENT. PLEASE COMPLETE THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID, RETURN ENVELOPE. MTB and First American intend to consummate the Merger by October 1, 1998.

         IF YOU VOTE TO APPROVE THE AGREEMENT, WE ASK THAT YOU SEND THE CERTIFICATE OR CERTIFICATES REPRESENTING YOUR SHARE(S) OF MTB COMMON STOCK TO EDWARD D. GREEN OR BEVERLY DOUGLAS, JR. AT MTB. Your certificates will be held by MTB pending the completion of the Merger. Certificates representing the shares of First American Common Stock you are entitled to receive as a result of the Merger will be sent to you as soon as practicable following completion of the Merger. If the Merger is not completed for any reason, MTB will return your MTB certificates to you. If you do not send in your MTB certificates and the Merger is completed, you will be provided information after the Merger describing the procedure to be followed to exchange your MTB certificates for First American certificates. You will not receive any certificates for First American Common Stock until you have surrendered your MTB certificates. IF YOU WISH TO EXERCISE DISSENTERS' RIGHTS WITH RESPECT TO THE MERGER (SEE "ADDITIONAL INFORMATION -- DISSENTERS' APPRAISAL RIGHTS"), YOU SHOULD NOT SEND YOUR MTB CERTIFICATES TO MTB AT THIS TIME.

         In order to make sure that your vote is represented, indicate your vote on the enclosed proxy form, date and sign it, and return it in the enclosed envelope. If you attend the meeting in person, you may revoke your proxy at the Special Meeting and vote in person.

                                   Sincerely,


/s/ Edward D. Green                                     /s/ Beverly Douglas, Jr.
Edward D. Green                                         Beverly Douglas, Jr.
President and Chief Executive Officer                   Chairman of the Board

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS OR OTHER GOVERNMENTAL AGENCY OR OTHER GOVERNMENTAL AGENCY HAVE APPROVED THE FIRST AMERICAN COMMON STOCK TO BE ISSUED UNDER THIS
PROSPECTUS/PROXY STATEMENT OR DETERMINED IF THIS PROSPECTUS/PROXY STATEMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                   Prospectus/Proxy Statement dated August 25,
           1998 and first mailed to shareholders on August 26, 1998.

                            THE MIDDLE TENNESSEE BANK
                             700 NORTH GARDEN STREET
                               COLUMBIA, TN 38402
                                 (423) 388-1000

                     NOTICE OF SPECIAL SHAREHOLDERS' MEETING
                        TO BE HELD ON SEPTEMBER 24, 1998

TO THE SHAREHOLDERS OF
THE MIDDLE TENNESSEE BANK:

NOTICE IS HEREBY GIVEN that a Special Meeting of shareholders of The Middle Tennessee Bank ("MTB") will be held at 700 North Garden Street, Columbia, Tennessee 38402 on September 24, 1998 at 3:00 P.M., local time, (the "Special Meeting") for the purpose of considering and voting upon the following matters:

1. Approval and adoption of the Bank Merger Agreement (the "Agreement"), dated as of May 26, 1998, by and among MTB, a Tennessee banking association, First American National Bank ("FANB"), a national banking association, and First American Corporation ("First American"), a Tennessee corporation and the sole shareholder of FANB, a copy of which is included as Appendix A to the accompanying Prospectus/Proxy Statement and incorporated by reference herein, pursuant to which: (x) MTB will be merged with and into FANB; and (y) each outstanding share of common stock of MTB ("FANB Common Stock"), par value $10.00 per share, will be exchanged for 7.768 shares of common stock of First American's, par value $2.50 per share, plus an associated right to purchase shares of First American Series A Junior Preferred Stock, and cash in lieu of any fractional share determined in accordance with the terms of the Agreement (the merger and share exchange, collectively, are the "Merger").

2. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

Only holders of record of MTB Common Stock at the close of business on August 21, 1998, are entitled to notice of and to vote at the Special Meeting or any adjournments or postponements of the Special Meeting.

All shareholders are cordially invited to attend the Special Meeting. To ensure your representation at the Special Meeting, please complete and promptly mail your proxy in the return envelope enclosed. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted. Please review the Prospectus/Proxy Statement accompanying this notice for more complete information regarding the Merger and the Special Meeting.

Under Section 215a of Title 12 of the United States Code ("12 U.S.C. ss. 215a"), holders of MTB Common Stock who comply with 12 U.S.C. ss. 215a will have the right to dissent from the Merger and to obtain payment of the fair value of their shares. A copy of 12 U.S.C. ss. 215a is attached as Appendix C to the accompanying Prospectus/Proxy Statement. Please see the section entitled "ADDITIONAL INFORMATION--Dissenters' Appraisal Rights" in the attached Prospectus/Proxy Statement for a discussion of the procedures to be followed in asserting these dissenters' rights.

                       BY ORDER OF THE BOARD OF DIRECTORS


/s/ Edward D. Green                           /s/ Beverly Douglas, Jr.
Edward D. Green                               Beverly Douglas, Jr.
President and Chief Executive Officer         Chairman of the Board

August 25, 1998

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR NOT YOU PLAN
                         TO ATTEND THE SPECIAL MEETING.

THE BOARD OF DIRECTORS OF MTB UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR
                           APPROVAL OF THE AGREEMENT.

                              QUESTIONS AND ANSWERS
                    ABOUT THE FIRST AMERICAN/MTB TRANSACTION


Q:     WHY IS MTB CHOOSING TO COMBINE WITH FIRST AMERICAN?

A: We have approved the Merger based upon our assessment of the financial condition of MTB in particular and the competitive and regulatory environment for financial institutions generally. In addition, MTB's financial advisor has advised that the aggregate consideration provided for in the Merger is fair, from a financial point of view, to the holders of MTB Common Stock. The nonfinancial terms of the Merger, including the treatment of the Merger as a tax-free exchange of MTB Common Stock for First American Common Stock for federal income tax purposes (except in respect of cash received for MTB Common Stock), are also favorable to MTB shareholders. The Merger will enable MTB stockholders to exchange their shares of common stock for stock in a larger and more diversified entity, the stock of which is more widely held and more actively traded. Based upon these and other factors, we believe that combining with First American is in the best interests of MTB and the MTB shareholders.

Q:     AS AN MTB SHAREHOLDER, WHAT WILL I RECEIVE IN THE MERGER?

A: You will have the right to receive 7.768 shares of First American Common Stock in exchange for each share of MTB Common Stock you own. However, First American won't issue any fractional shares. Instead, you will receive an amount of cash for any fraction of a share based on the market value of First American Common Stock over a period close to the date the Merger is completed.

       Example: If you own one share of MTB Common Stock, upon completion of the Merger you'll have the right to receive seven shares of First American Common Stock and a check for the market value of 0.768 of a share of First American Common Stock.

Q: WHAT HAPPENS AS THE MARKET PRICE OF FIRST AMERICAN COMMON STOCK FLUCTUATES?

A: The exchange ratio is fixed at 7.768. Since the market value of First American Common Stock will fluctuate before and after the closing of the Merger, the value of the stock MTB shareholders will receive in the Merger will fluctuate as well and could decrease.

Q:     WHAT HAPPENS TO MY DIVIDENDS IN THE FUTURE?

A: After the Merger, First American expects to pay $.25 per share, the amount First American has recently paid as a regular quarterly cash dividend to its shareholders. While the board of directors of First American ("First American Board") currently expects to pay those dividends, it can't assure these payments. The First American Board will use its discretion to decide whether and when to declare dividends and in what amount, and it will consider all relevant factors in doing so.

Q:     WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We hope to complete the Merger by October 1, 1998. In addition to the approval of the MTB shareholders, we must also obtain regulatory approvals, which include approval of the Federal Reserve Board, the Office of the Comptroller of the Currency and the Tennessee Department of Financial Institutions.

Q:     AS AN MTB SHAREHOLDER, WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES
       TO ME?

A: We expect that for U.S. federal income tax purposes, your exchange of shares of MTB Common Stock for shares of First American Common Stock by virtue of the Merger generally will not cause you to recognize any gain or loss. You will, however, have to recognize gain in connection with any cash received instead of fractional shares. This tax treatment won't apply to you if you dissent from the Merger under applicable law.

       We provide a more detailed review of the U.S. federal income tax consequences of the Merger at page 28 of this document.

Q: AS AN MTB SHAREHOLDER, DO I HAVE TO ACCEPT FIRST AMERICAN COMMON STOCK IN EXCHANGE FOR MY MTB SHARES IF THE MERGER IS APPROVED?

A: No. If you are an MTB shareholder and you follow the procedures prescribed by 12 U.S.C. ss. 215a, you may dissent from the Merger and have the fair value of your stock appraised and paid in cash. If you follow those procedures, you won't receive First American Common Stock. The fair value of your MTB Common Stock, determined in the manner prescribed by 12 U.S.C. ss. 215a, will be paid to you in cash. For a more complete description of these dissenters' rights, see page 59 of this document. A copy of 12 U.S.C. ss. 215a is attached to this Prospectus/Proxy Statement as Appendix C.

Q:     WHAT DO I NEED TO DO NOW?

A: Just indicate on your proxy card how you want to vote, and sign and mail the proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the Special Meeting. If you sign and send in your proxy but don't indicate how you want to vote, your proxy will be counted as a vote in favor of the Merger. If you don't vote on the Merger or if you abstain, the effect will be a vote against the Merger.

       The Special Meeting will take place on September 24, 1998. You are invited to the Special Meeting to vote your shares in person, rather than signing and mailing your proxy card. If you do sign your proxy card, you can take back your proxy up to and including the date of your shareholders' meeting and either change your vote or attend the Special Meeting and vote in person. We provide more detailed instructions about voting on page 16.

       Applicable law permits you to dissent from the Merger and to have the fair value of your stock appraised and paid to you in cash. To do this, you must follow certain procedures, including the filing of certain notices with us or voting against the Merger. If you execute a proxy card and desire to effect your appraisal rights, you must mark the proxy card "Against" the proposal relating to the Merger because if the proxy card is left blank, it will be voted "For" the proposal relating to the Merger. If you dissent from the Merger, your shares of MTB Common Stock will not be exchanged for shares of First American Common Stock in the Merger, and your only right will be to receive the appraised value of your shares in cash. We provide more detailed instructions about dissenting from the Merger on page 59.

       THE BOARD OF DIRECTORS OF MTB UNANIMOUSLY RECOMMENDS VOTING IN FAVOR OF THE PROPOSED MERGER.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Only if you provide instructions on how your broker should vote. You should instruct your broker how to vote your shares, following the directions your broker provides. Without instructions from you to your broker, your shares will not be voted and this will effectively be a vote against the Merger.

Q:     SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: Yes. If you vote in favor of the Merger, we ask that you send your MTB stock certificates to MTB to the attention of Edward D. Green or Beverly Douglas, Jr. at the address listed below. MTB will hold your stock certificates in escrow until the Merger is completed. If for any reason the Merger is not completed, your MTB stock certificates will be returned to you. However, if you vote against the Merger and wish to preserve your dissenters' rights, you should continue to hold your MTB stock certificates.

       After the Merger is completed, First American will send you written instructions on how to exchange your MTB Common Stock for First American Common Stock if you do not send in your MTB stock certificates prior to the Special Meeting.



                       WHO CAN HELP ANSWER YOUR QUESTIONS

                           If you have more questions
                     about the Merger, you should contact:

                            The Middle Tennessee Bank
                             700 North Garden Street
                               Columbia, TN 38402
                              Attention: Mark Hines
                          Phone Number: (423) 388-1000

                                TABLE OF CONTENTS

                                                                                                                       PAGE
                                                                                                                       ----
                                                        SUMMARY

The Companies..........................................................................................................  1
     First American Corporation........................................................................................  1
     The Middle Tennessee Bank.........................................................................................  1
MTB's Reasons for the Merger...........................................................................................  1
The Shareholders' Meeting..............................................................................................  1
MTB's Recommendation to Shareholders...................................................................................  1
Record Date; Voting Power..............................................................................................  1
Vote Required..........................................................................................................  1
The Merger.............................................................................................................  1
     Conditions to Completion of the Merger............................................................................  1
     Termination of the Agreement......................................................................................  2
     Federal Income Tax Consequences...................................................................................  2
     Accounting Treatment..............................................................................................  2
     Opinion of MTB's Financial Advisor................................................................................  2
     Board of Directors and Management of First American Following the Merger..........................................  2
     Interests of Other Persons in the Merger That are Different from Yours............................................  2
     Dissenters' Appraisal Rights......................................................................................  3
     Regulatory Approvals..............................................................................................  3
     Termination Fee...................................................................................................  3
     Comparative Per Share Market Price Information....................................................................  3
     Forward-Looking Statements May Prove Inaccurate...................................................................  3
Comparative Unaudited Per Share Data...................................................................................  4
Selected Financial Data................................................................................................  6
     Selected Historical Financial Data of First American..............................................................  6
     Selected Historical Financial Data of MTB.........................................................................  7

                             UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

Pro Forma Combined Condensed Balance Sheets............................................................................  9
Pro Forma Combined Condensed Income Statements......................................................................... 10
Notes to Unaudited Pro Forma Combined Condensed Financial Information.................................................. 15


                                                THE MTB SPECIAL MEETING

General  .............................................................................................................. 16
Proxies  .............................................................................................................. 16
Solicitation of Proxies................................................................................................ 16
Record Date and Voting Rights.......................................................................................... 16
Dissenters' Rights..................................................................................................... 17
Recommendation of the MTB Board........................................................................................ 17


                                                       THE MERGER

Description of the Merger.............................................................................................. 18
Background of the Merger............................................................................................... 18
Reasons of MTB for the Merger.......................................................................................... 19
Opinion of MTB's Financial Advisor..................................................................................... 20
The Effective Time..................................................................................................... 23
Exchange of Certificates............................................................................................... 24
Conduct of Business Prior to the Merger and Other Covenants............................................................ 25
Conditions to the Merger............................................................................................... 25
Termination of the Agreement........................................................................................... 26
Termination Fee........................................................................................................ 27
Expenses............................................................................................................... 28
Certain Federal Income Tax Consequences................................................................................ 28
Interests of Certain Persons in the Merger............................................................................. 29
Accounting Treatment................................................................................................... 31
Regulatory Matters..................................................................................................... 31
Restrictions on Resales by Affiliates.................................................................................. 32

                                                                                                                       PAGE
                                                                                                                       ----

                                             INFORMATION ABOUT OUR COMPANIES

Information About First American....................................................................................... 33
     General........................................................................................................... 33
     Pending Acquisitions.............................................................................................. 33
Information About MTB.................................................................................................. 33
Management and Operations After the Merger............................................................................. 34
Price Range of Common Stock and Dividends.............................................................................. 34
     Market Prices..................................................................................................... 34
     Dividends......................................................................................................... 34
Supervision and Regulation of First American and MTB................................................................... 35
     General........................................................................................................... 35
     Capital and Operational Requirements.............................................................................. 36
     Enforcement Powers of the Banking Agencies........................................................................ 37
First American Capital Stock........................................................................................... 37
     First American Common Stock....................................................................................... 37
     First American Preferred Stock.................................................................................... 38
Comparative Rights of Shareholders of First American and MTB........................................................... 38
     Board of Directors................................................................................................ 38
     Business Combination Provisions................................................................................... 39
     Shareholder Rights Plan........................................................................................... 39
     Shareholder Meetings.............................................................................................. 41
     Dissenters' Appraisal Rights...................................................................................... 42
     Consideration of Non-Shareholder Interests by Board of Directors.................................................. 42
     Certain Purchases of the Corporation's Securities................................................................. 42
     Indemnification................................................................................................... 42
     Amendments to Articles of Incorporation and Bylaws................................................................ 43


                                         ADDITIONAL INFORMATION CONCERNING MTB

General................................................................................................................ 44
Properties............................................................................................................. 44
Competition............................................................................................................ 44
Customers.............................................................................................................. 44
Loans and Loan Review.................................................................................................. 44
Asset/Liability Management............................................................................................. 45
Legal Proceedings...................................................................................................... 45
"Year 2000" Information System Issues.................................................................................. 45
Supervision and Regulation............................................................................................. 45
Effect of Governmental Policies........................................................................................ 47
Management's Discussion and Analysis of Financial Condition and Results of Operations.................................. 47
     Comparison of Six Months Ended June 30, 1998 and 1997............................................................. 47
     Comparison of Years Ended December 31, 1997, 1996 and 1995 ....................................................... 50
Management of MTB...................................................................................................... 53
     Directors and Executive Officers.................................................................................. 53
     Transactions with Management...................................................................................... 55
     Securities Law Limitations........................................................................................ 55
     The MTB Board and its Committees.................................................................................. 55
     Executive Compensation............................................................................................ 55
     Compensation of Directors......................................................................................... 56
     Ownership of MTB Common Stock..................................................................................... 56
Description of MTB Capital Stock....................................................................................... 58


                                                 ADDITIONAL INFORMATION

Dissenters' Appraisal Rights........................................................................................... 59
Legal Opinion.......................................................................................................... 59
Experts................................................................................................................ 59
Other Matters.......................................................................................................... 60
Where You Can Find More Information.................................................................................... 60
Cautionary Statement Concerning Forward-Looking Information............................................................ 62

                                                                                                                       PAGE
                                                                                                                       ----

INDEX TO FINANCIAL STATEMENTS OF THE MIDDLE TENNESSEE BANK............................................................. F-1


                                                       APPENDICES

APPENDIX A  Bank Merger Agreement...................................................................................... A-1
APPENDIX B  Opinion of The Carson Medlin Company....................................................................... B-1
APPENDIX C  12 U.S.C. ss. 215a......................................................................................... C-1

                                     SUMMARY

This summary highlights selected information from this document. It does not contain all of the information that is important to you. You should carefully read this entire document and the documents to which we have referred you in order to understand fully the Merger and to obtain a more complete description of the legal terms of the Merger. See "ADDITIONAL INFORMATION--Where You Can Find More Information" (page 60). Each item in this summary includes a page reference that directs you to a more complete description in this document of the topic discussed.


THE COMPANIES (PAGE 33)

FIRST AMERICAN CORPORATION
First American Center
Nashville, Tennessee 37237-0700
(615) 748-2000

First American is incorporated in Tennessee and is a federal bank holding company. We provide banking and other financial services. Our banking services are provided in Tennessee, Mississippi, Louisiana, Arkansas, Virginia and Kentucky. First American's principal assets are the stock of its subsidiaries. As of June 30, 1998, our total assets were about $19.1 billion, our deposits were about $13.6 billion and shareholders' equity was about $1.6 billion.

THE MIDDLE TENNESSEE BANK
700 North Garden Street
Columbia, Tennessee  38402
(423) 388-1000

MTB is a Tennessee state-chartered bank. MTB operates seven banking offices in Maury County, Tennessee. As of June 30, 1998, our total assets were about $225 million, our deposits were about $190 million and shareholders' equity was about $31 million.

MTB'S REASONS FOR THE MERGER (PAGE 19)

We have approved the Merger based upon our assessment of the financial condition of MTB in particular and the competitive and regulatory environment for financial institutions generally. In addition, MTB's financial advisor has advised that the aggregate consideration provided for in the Merger is fair, from a financial point of view, to the holders of MTB Common Stock. The nonfinancial terms of the Merger, including the treatment of the Merger as a tax-free exchange of MTB Common Stock for First American Common Stock for federal income tax purposes (except in respect of cash received for MTB Common Stock), are also favorable to MTB shareholders. The Merger will enable MTB stockholders to exchange their shares of common stock for stock in a larger and more diversified entity, the stock of which is more widely held and more actively traded. Based upon these and other factors, we believe that combining with First American is in the best interests of MTB and the MTB shareholders.

To review the background of, and reasons for, the Merger in greater detail, please see pages 18 through 19.

THE MTB SPECIAL MEETING (PAGE 16)

The MTB Special Meeting will be held at 700 North Garden Street, Columbia, Tennessee 38402, on September 24, 1998 at 3:00 P.M. At the Special Meeting, MTB shareholders will be asked to approve the Agreement.

MTB'S RECOMMENDATION TO SHAREHOLDERS (PAGE 20)

The MTB Board of Directors (the "MTB Board") believes that the Merger is fair to you and in your best interests, and unanimously recommends that you vote "FOR" the proposal to approve the Agreement.

RECORD DATE; VOTING POWER (PAGE 16)

You can vote at the Special Meeting if you owned MTB Common Stock as of the close of business on August 21, 1998, the record date. On that date, 150,000 shares of MTB Common Stock were outstanding and therefore are allowed to vote at the Special Meeting. You will be able to cast one vote for each share of MTB common stock you owned on August 21, 1998.

VOTE REQUIRED (PAGE 17)

In order for the Merger to be approved, MTB shareholders holding two-thirds of the outstanding shares of MTB Common Stock on the record date must vote in favor of the Merger.

All together, the directors and officers of MTB can cast less than 33.1% of the votes entitled to be cast at the Special Meeting. We expect that they will vote all of their shares in favor of the Merger. In addition, other shareholders owning approximately 30.2% of the votes entitled to be cast at the Special Meeting have signed shareholder agreements, thereby agreeing to cast their votes in favor of the Merger.

THE MERGER (PAGE 18)

We have attached the Agreement to this Prospectus/Proxy Statement as Appendix A. We encourage you to read the Agreement. It is the legal document that governs the Merger.

THE EXCHANGE RATIO (PAGE 18)

In the Merger, each outstanding share of MTB Common Stock will be converted into
7.768 shares of First American Common Stock.

CONDITIONS TO COMPLETION OF THE MERGER (PAGE 25)

The completion of the Merger depends on a number of conditions being met, including the following:

1.     MTB shareholders approving the Merger;

2. The New York Stock Exchange (the "NYSE") having approved for listing the shares First American will issue to MTB shareholders by virtue of the Merger;

3. receipt of all required regulatory approvals and the expiration of any regulatory waiting periods;

4. the absence of any governmental order blocking completion of the Merger, or of any proceedings by a government body trying to block it;

5. receipt of an opinion of MTB's counsel that the U.S. federal income tax treatment of MTB shareholders, MTB and First American in the Merger will generally be as we've described it to you in this document; and

6. receipt of a letter from First American's independent public accountants stating that the Merger will qualify for "pooling of interests" accounting treatment.

In cases where the law permits, a party to the Agreement could elect to waive a condition that has not been satisfied and complete the Merger although it is entitled not to. We can't be certain whether or when any of the conditions we've listed will be satisfied (or waived, where permissible), or that the Merger will be completed.

TERMINATION OF THE AGREEMENT (PAGE 27)

First American and MTB can mutually agree at any time to terminate the Agreement without completing the Merger, even if the MTB shareholders have already voted to approve it. Also, First American can terminate the Agreement if the MTB Board withdraws, or modifies in any way adverse to First American, its recommendation that MTB shareholders approve the Merger.

Moreover, either First American or MTB can terminate the Agreement in the following circumstances:

1. after a final decision by a governmental authority to prohibit the Merger, or after the rejection of an application for a governmental approval required to complete the Merger;

2. if the Merger isn't completed by March 31, 1999, so long as the terminating party did not materially breach its obligations under the Agreement in a manner that caused the Merger not to be completed by that date;

3.     if the MTB shareholders don't approve the Merger; or

4. if the other party violates, in a significant way, any of its representations, warranties or obligations under the Agreement.

Generally, a party can only terminate the Agreement in one of the preceding four situations if that party isn't in violation of the Agreement or if its violations of the Agreement aren't the cause of the event permitting termination.

FEDERAL INCOME TAX CONSEQUENCES (PAGE 28)

We have structured the transaction with the intent that First American, MTB and MTB's shareholders won't recognize any gain or loss for U.S. federal income tax purposes in the Merger, except in connection with cash received instead of fractional shares by MTB shareholders. We have conditioned the merger on the receipt of a legal opinion that this will be the case, but these opinions won't bind the Internal Revenue Service, which could take a different view.

THIS TAX TREATMENT MAY NOT APPLY TO CERTAIN MTB SHAREHOLDERS, INCLUDING THE TYPES OF MTB SHAREHOLDERS DISCUSSED ON PAGE 28 AND WILL NOT APPLY TO ANY MTB SHAREHOLDER WHO DISSENTS FROM THE MERGER UNDER TENNESSEE LAW. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE MERGER TO YOU CAN BE COMPLICATED. THEY WILL DEPEND ON YOUR SPECIFIC SITUATION AND MANY VARIABLES NOT WITHIN OUR CONTROL. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES.

ACCOUNTING TREATMENT (PAGE 31)

First American expects the Merger to qualify as a pooling of interests, which means that, for accounting and financial reporting purposes, First American will treat First American and MTB as if they had always been one company. We have conditioned the Merger on the receipt of a letter from First American's independent certified public accountants that the Merger will qualify as a pooling of interests and a letter from each of First American's and MTB's independent certified public accountants, indicating that they have examined certain financial information with respect to First American and MTB, respectively, (as required by the terms of the Agreement) and making such representations and giving such assurances as are required by the terms of the Agreement.

OPINION OF MTB'S FINANCIAL ADVISOR (PAGE 20)

In deciding to approve the Merger, the MTB Board considered the opinion of its financial advisor, The Carson Medlin Company ("CMC"), that as of the date of the opinion the Merger was fair from a financial point of view to MTB's shareholders. We have attached this opinion as Appendix B to this document. You should read it carefully.

BOARD OF DIRECTORS AND MANAGEMENT OF FIRST AMERICAN FOLLOWING THE MERGER
(PAGE 34)

The Board of Directors and executive officers of First American immediately prior to the Merger shall continue to hold such positions following the Merger.

At the Effective Time, MTB will merge with and into FANB, with FANB as the surviving bank. The Board of Directors and executive officers of FANB immediately prior to the Merger shall continue to hold such positions following the Merger.

INTERESTS OF OTHER PERSONS IN THE MERGER THAT ARE DIFFERENT FROM YOURS (PAGE 29)

Mr. Edward D. (Kelly) Green, who is a director, President and principal shareholder of MTB, will be employed by First American National Bank ("FANB"), a national banking association of which First American is the sole shareholder, after the Merger.

Mr. Green will enter into an employment agreement with FANB that will become effective upon completion of the Merger. During the term of his agreement, Mr. Green will receive an annual base salary of $140,000 for the first year and $70,000 for the second year. Subject to certain conditions, he also will receive an additional $360,000.

Mr. Beverly Douglas, Jr., who is Chairman of the Board and a principal shareholder of MTB, will be retained by FANB as a consultant after the Merger for one year.

Mr. Douglas will enter into a consulting agreement with FANB that will become effective upon completion of the Merger. During the term of his agreement, Mr. Douglas will receive an annual base salary of $50,000.

Please refer to pages 29 to 30 for more information concerning the employment agreement and the consulting agreement.

Members of the MTB Board and MTB's officers also are entitled to indemnification and liability insurance under the Agreement.

Please refer to pages 29 through 31 for more information concerning employment arrangements, retention incentives and other interests of MTB directors and officers in the Merger.

DISSENTERS' APPRAISAL RIGHTS (PAGE 59)

Federal law permits you to dissent from the Merger and to have the fair value of your stock appraised and paid to you in cash. To do this, you must follow certain procedures, including filing certain notices with us or voting your shares against the Merger. If you dissent from the Merger, your shares of MTB Common Stock will not be exchanged for shares of First American Common Stock in the Merger, and your only right will be to receive the appraised value of your shares in cash.

REGULATORY APPROVALS (PAGE 31)

We can't complete the Merger unless we obtain the approval of the Office of the Comptroller of the Currency (the "OCC"). The U.S. Department of Justice has input into the approval process by the OCC. Federal law requires us to wait for up to 30 days before completing the Merger after the federal banking agencies have approved it. As of the date of this document, [UPDATE PRIOR TO FILING] have approved the Merger and the required waiting period has expired.

[While we don't know of any reason why we shouldn't obtain the remaining regulatory approvals in a timely manner, we can't be certain when we will obtain them or that we will obtain them.]

TERMINATION FEE (PAGE 27)

Under certain circumstances, if First American terminates the Agreement by reason of certain actions or omissions on the part of MTB, or if MTB terminates the Agreement and has taken certain actions regarding a possible transaction with a third party which would result in such third party acquiring a significant portion of the assets or securities of MTB, MTB may be required to pay First American liquidated damages in the amount of $2 million. In addition, if, under certain circumstances, MTB terminates the Agreement by reason of certain actions or omissions on the part of FANB or First American, FANB or First American may be required to pay MTB liquidated damages in the amount of $2 million.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (PAGE 4)

Shares of First American are quoted on the NYSE. Shares of MTB are neither listed nor publicly traded. On May 22, 1998, the last full trading day prior to the public announcement of the Merger, First American stock closed at $48.13 per share. On August 24, 1998, First American stock closed at $40.69 per share.

Based on the exchange ratio in the merger, which is 7.768, the market value of the consideration that MTB shareholders will receive in the Merger for each share of MTB Common Stock would be $373.84 based on First American's May 22, 1998 closing price and $316.08 based on First American's August 24, 1998 closing price. Of course, the market price of First American Common Stock will fluctuate prior to and after completion of the Merger, while the exchange ratio is fixed. You should obtain current stock price quotations for First American Common Stock.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE (PAGE 62)

We have each made forward-looking statements in this document (and in documents to which we refer you in this document) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of First American's operations or performance after the Merger. Also, when we use any of the words "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of First American after the Merger and could cause those results or performance to differ materially from those expressed in our forward-looking statements. These possible events or factors include the following:

1.     legal and regulatory risks and uncertainties;

2. economic, political and competitive forces affecting our businesses, markets, constituencies or securities;

3. the possibility that our analyses of these risks and forces could be incorrect, or that the strategies we've developed to deal with them may not succeed.

                      COMPARATIVE UNAUDITED PER SHARE DATA

         The following table shows information about our companies' income per share, dividends per share and book value per share, and similar information reflecting the Merger and First American's acquisitions of Peoples Bank ("PEOPLES"), Pioneer Bancshares, Inc. ("PIONEER") and CSB Financial Corp. ("CSB") (collectively, the "PROPOSED TRANSACTIONS") (which is referred to as "pro forma" information). In presenting the comparative pro forma information for certain time periods, we assumed the Proposed Transactions were completed at the beginning of those periods.

         In connection with the Merger, First American will exchange 7.768 shares of First American Common Stock for each of the 150,000 outstanding shares of MTB Common Stock. In connection with its acquisition of Peoples, First American will exchange 3.70 shares of First American Common Stock for each of the 250,000 outstanding shares of common stock of Peoples ("PEOPLES COMMON STOCK"). In connection with its acquisition of CSB, First American will exchange
9.7071 shares of First American Common Stock for each of the 84,946 outstanding shares of common stock of CSB ("CSB COMMON STOCK") and 4.4653 shares of First American Common Stock for each of the 6,868 shares of common stock of Cheatham State Bank not owned by CSB. In connection with its acquisition of Pioneer, First American will exchange 1.65 shares of First American Common Stock for each of the 3,735,848 outstanding shares of Pioneer ("PIONEER COMMON STOCK").

         In presenting the comparative pro forma information, we also assumed that we will treat the companies as if they had always been combined for accounting and financial reporting purposes (a method which is referred to as the "pooling of interests" method of accounting).

         The information listed as "equivalent pro forma" was obtained by multiplying the pro forma amounts by the exchange ratio of 7.768. It is intended to reflect the fact that MTB shareholders will be receiving more than one share of First American Common Stock for each share of MTB Common Stock exchanged in the Merger.

         We expect that we will incur restructuring and merger-related expenses as a result of the Proposed Transactions. We also anticipate that the Proposed Transactions will provide financial benefits such as reduced operating expenses and the opportunity to earn more revenue at branch locations. However, none of these anticipated expenses or benefits has been factored into the pro forma information, except for the pro forma combined condensed balance sheet. For that reason, the pro forma information, while helpful in illustrating the financial attributes of the combined company under one set of assumptions, doesn't attempt to predict or suggest future results. Also, the information we've set forth for the six-month period ended June 30, 1998 doesn't indicate what the results will be for the full 1998 fiscal year.

         The information in the following table is based on the historical financial information of First American that has been presented in its prior Securities and Exchange Commission filings, the historical financial information of MTB that is included at the back of this Prospectus/Proxy Statement and the historical financial information of Peoples, Pioneer and CSB. First American's financial information has been incorporated into this Prospectus/Proxy Statement by reference. See "ADDITIONAL INFORMATION--Where You Can Find More Information" on page 60.

                                                                  AT OR FOR THE
                                                                   SIX MONTHS                AT OR FOR THE YEARS ENDED
                                                                      ENDED                         DECEMBER 31
                                                                     JUNE 30,       ------------------------------------------
                                                                       1998          1997(a)          1996(a)         1995(a)
                                                                   -----------      ----------       ---------       ---------
                                                                   (unaudited)
FIRST AMERICAN COMMON STOCK
Income from continuing operations per common share
     Basic:
          Historical                                               $     0.77       $     2.23       $    1.96       $    1.73
          Pro Forma - MTB                                                0.77             2.22            1.96            1.74
          Pro Forma - Proposed Transactions (b)                          0.78             2.19            1.93            1.70
     Diluted:
          Historical                                               $     0.75       $     2.18       $    1.93       $    1.70
          Pro Forma - MTB                                                0.76             2.18            1.93            1.71
          Pro Forma - Proposed Transactions (b)                          0.77             2.15            1.91            1.67
Cash dividends declared per common share:
          Historical(d)                                            $     0.34       $     0.73       $    0.61       $    0.51
          Pro Forma - MTB                                                0.34             0.73            0.61            0.51
          Pro Forma - Proposed Transactions (b)                          0.33             0.71            0.60            0.50
Book value per common share as of end of period:
          Historical                                               $    14.59       $    14.56
          Pro Forma - MTB                                               14.70            14.68
          Pro Forma - Proposed Transactions (b)                         14.84            14.77




                                                                  AT OR FOR THE
                                                                   SIX MONTHS                AT OR FOR THE YEARS ENDED
                                                                      ENDED                         DECEMBER 31
                                                                     JUNE 30,       ------------------------------------------
                                                                       1998            1997             1996            1995
                                                                   -----------      ----------       ---------       ---------
                                                                   (unaudited)
MTB COMMON STOCK
Income from continuing operations per common share
     Basic:
          Historical                                               $     7.04       $    13.72       $   13.85       $   17.62
          Equivalent Pro Forma - MTB (c)                                 5.98            17.24           15.23           13.52
          Equivalent Pro Forma - Proposed Transactions (b)               6.06            17.01           14.99           13.21
     Diluted:
          Historical                                               $     7.04       $    13.72       $   13.85       $   17.62
          Equivalent Pro Forma - MTB (c)                                 5.90            16.93           14.99           13.28
          Equivalent Pro Forma - Proposed Transactions (b)               5.98            16.70           14.84           12.97
Cash dividends declared per common share:
          Historical                                               $     2.40       $     4.60       $    4.40       $    4.30
          Equivalent Pro Forma - MTB (c)                                 2.64             5.67            4.74            3.96
          Equivalent Pro Forma - Proposed Transactions (b)               2.56             5.52            4.66            3.88
Book value per common share as of end of period:
          Historical                                               $   203.68       $   201.41
          Equivalent Pro Forma - MTB (c)                               114.19           114.03
          Equivalent Pro Forma - Proposed Transactions (b)             115.28           114.73

(a) Historical data has been restated to reflect the acquisition of Deposit Guaranty Corp. effective May 1, 1998 accounted for using the "pooling of interests" method of accounting.

(b) First American will account for each of the Proposed Transactions using the "pooling of interests" method of accounting.

(c) MTB equivalent pro forma amounts are computed by multiplying the First American pro forma combined amounts by the exchange ratio of 7.768.

(d) First American historical dividends are computed by combining dividends paid by First American and Deposit Guaranty Corp. divided by the combined weighted average shares outstanding for the period.

                             SELECTED FINANCIAL DATA

         The following tables show summarized unaudited historical financial data for First American and MTB. The information we've set forth for the six-month period ended June 30, 1998 doesn't indicate what the results will be for the full 1998 fiscal year.

         The information in the following tables is based on the historical financial information of First American that has been presented in its prior filings with the Securities and Exchange Commission and the historical financial information of MTB that is attached at the back of this Prospectus/Proxy Statement. All of the summary financial information provided in the following tables should be read in connection with this historical financial information. See "ADDITIONAL INFORMATION--Where You Can Find More Information" on page 62. First American's and MTB's audited historical financial statements were audited by KPMG Peat Marwick LLP, independent certified public accountants. The financial information as of or for the interim periods ended June 30, 1998 and June 30, 1997 has not been audited and in the respective opinions of management reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data.


              SELECTED HISTORICAL FINANCIAL DATA OF FIRST AMERICAN

                                                  AS OF OR FOR THE
                                                  SIX MONTHS ENDED
                                                      JUNE 30                      AS OF AND FOR THE YEAR ENDED DECEMBER 31
                                                 -----------------     ---------------------------------------------------------
                                                 1998       1997(a)    1997(a)     1996(a)       1995(a)      1994(a)    1993(a)
                                                 ----       -------    -------     -------       -------      -------    -------
CONDENSED INCOME DATA (THOUSANDS):
   Net interest income                      $   342,487   $  325,282  $  662,123  $   593,261  $   539,053  $   477,623 $   458,383
   Provision for loan losses                     11,000        3,750      12,500        5,340        2,243      (14,669)    (57,405)
   Non-interest income                          228,211      188,506     395,761      303,749      203,005      181,224     166,617
   Non-interest expense                         427,186      330,323     669,731      571,663      463,900      419,317     419,794
   Income tax expense                            51,408       65,802     137,901      114,825      100,215       89,867      88,650
                                            -----------  ----------- ------------ ------------ -----------  ----------- -----------
   Income before cumulative effect of
      changes in accounting principles,
      net of tax                                 81,104      113,913     237,752      205,182      175,700      164,332     173,961
                                            -----------  ----------- -----------  -----------  -----------  ----------- -----------
   Net interest income
      principles, net of tax                       -            -           -            -            -            -            (84)
                                            -----------  ----------- -----------  -----------  -----------  ----------- -----------
   Net income                               $    81,104  $   113,913 $   237,752  $   205,182  $   175,700  $   164,332 $   173,877
                                            ===========  =========== ===========  ===========  ===========  =========== ===========
END OF PERIOD BALANCE SHEET ITEMS
   (THOUSANDS):
   Assets                                   $19,059,601  $17,088,911 $17,834,436  $16,806,010  $15,727,890  $13,416,988 $12,612,944
   Loans, net of unearned discount and
      net deferred loan fees                 11,099,030   11,318,111  11,641,732   10,632,665    9,999,637    8,027,142   7,085,384
   Deposits                                  13,641,535   14,104,456  13,405,457   12,848,368   12,180,187   10,354,439  10,082,265
   Long-term debt                               600,125      417,053     596,218      430,562      421,791      271,473      77,053
   Shareholders' equity                       1,557,043    1,473,771   1,543,977    1,449,973    1,334,585    1,111,222   1,019,450

PER SHARE DATA:
Income per share:
   Basic                                    $      0.77  $      1.06 $      2.23  $      1.96  $      1.73  $      1.67 $      1.77
   Diluted                                         0.75         1.04        2.18         1.93         1.70         1.64        1.75
Cash dividends declared(b)                         0.45         0.36        0.76         0.61         0.53         0.44        0.53
Book value, end of period                         14.59        13.84       14.56        13.79        12.78        11.27       10.49

SHARES OUTSTANDING (THOUSANDS):
   Basic - Average                              105,275      107,330     106,745      104,533      101,593       98,683      98,011
   Diluted - Average                            107,645      109,642     108,950      106,092      103,300      100,180      99,349
   End of period                                106,732      106,435     106,032      105,109      104,428       98,583      97,172


(a) Data has been restated to reflect the acquisition of Deposit Guaranty Corp. effective May 1, 1998 accounted for using the "pooling of interests" method of accounting.

(b) Cash dividends declared represents dividends declared by First American without any effect given to the acquisition of Deposit Guaranty Corp.

                    SELECTED HISTORICAL FINANCIAL DATA OF MTB



                                                    AS OF OR FOR THE
                                                      MONTH ENDED
                                                        JUNE 30                  AS OF AND FOR THE YEAR ENDED DECEMBER 31
                                                   -----------------       ---------------------------------------------------
                                                   1998         1997         1997        1996       1995       1994      1993
                                                   ----         ----       -------     -------    -------    -------   -------
CONDENSED INCOME DATA (THOUSANDS):
   Net interest income                           $  4,735     $  4,368    $  8,997     $  8,423   $  8,546   $  7,941  $  8,096
   Provision for loan losses                          145          163         537          323        170        219       100
   Non-interest income                                640          522       1,077        1,044        943        600     1,196
   Non-interest expense                             3,630        3,149       6,481        5,906      5,353      5,417     5,257
   Income tax expense                                 544          610         998        1,160      1,323        925     1,308
                                                 --------     --------    --------     --------   --------   --------  --------
   Income before cumulative effect of changes
      in accounting principles, net of tax          1,056          968       2,058        2,078      2,643      1,980     2,627
   Net interest income principles,
      net of tax                                        -            -           -            -          -          -        43
                                                 --------     --------    --------     --------   --------   --------  --------
   Net income                                    $  1,056     $    968    $  2,058     $  2,078   $  2,643   $  1,980  $  2,670
                                                 ========     ========    ========     ========   ========   ========  ========

END OF PERIOD BALANCE SHEET ITEMS
   (THOUSANDS):
   Assets                                        $225,327     $219,458    $216,630     $217,179   $219,594   $215,684  $215,499
   Loans, net of unearned discount
      and net deferred loan fees                   96,775       89,176      96,200       82,133     75,048     74,093    70,723
   Deposits                                       189,523      185,873     182,393      184,643    187,410    188,840   188,631
   Long-term debt                                   3,188        2,374       2,303        2,444      2,575      2,699     2,807
   Shareholders' equity                            30,552       29,020      30,212       28,452     27,447     22,874    22,969

PER SHARE DATA:
   Net Income:
     Basic                                       $   7.04     $   6.46    $  13.72     $  13.85   $  17.62   $  13.20  $  17.80
     Diluted                                         7.04         6.46       13.72        13.85      17.62      13.20     17.80
   Book value, end of period                       203.68       193.47      201.41       189.68     182.98     152.49    153.13

SHARES OUTSTANDING (THOUSANDS):
   Basic - Average                                    150          150         150          150        150        150       150
   Diluted - Average                                  150          150         150          150        150        150       150
   End of Period                                      150          150         150          150        150        150       150


          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

         The following Unaudited Pro Forma Combined Condensed Balance Sheet as of June 30, 1998, combines the historical consolidated balance sheet of First American, the historical consolidated balance sheet of MTB, the historical consolidated balance sheet of Peoples, the historical consolidated balance sheet of Pioneer and the historical consolidated balance sheet of CSB as if the Proposed Transactions had been effective on June 30, 1998, on a "pooling of interests" accounting basis, after giving effect to certain adjustments described in the attached Notes to Unaudited Pro Forma Combined Condensed Financial Information.

         The following Unaudited Pro Forma Combined Condensed Income Statements for the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995 present the combined results of operations of First American, MTB, Peoples, Pioneer, and CSB as if the Proposed Transactions had been effective at the beginning of each period presented therein, after giving effect to certain adjustments described in the attached Notes to Unaudited Pro Forma Combined Condensed Financial Information.

         The unaudited pro forma combined condensed financial information and accompanying notes reflect the application of the "pooling of interests" method of accounting for the Proposed Transactions. Under this method of accounting, the recorded assets, liabilities, shareholders' equity, income and expenses of First American, MTB, Peoples, Pioneer and CSB are combined and reflect all their historical amounts.

         While no assurance can be given, it is expected that the combined company will achieve significant merger benefits in the form of operating cost savings and revenue enhancements. The pro forma earnings, which do not reflect any direct costs, potential savings, or revenue enhancements expected to result from the consolidation of First American, MTB, Peoples, Pioneer, and CSB are not indicative of the results of future operations. No assurances can be given with respect to the ultimate level of expense savings or revenue enhancements.

         The pro forma condensed financial information does not include the effects prior to the date of acquisition of Hartsville Bancshares, Inc. which was completed on January 1, 1997, the acquisition of Jefferson Guaranty Bancorp which was completed on January 3, 1997, the acquisition of First Capital Bancorp which was completed on March 31, 1997, the acquisition of NBC Financial Corporation which was completed on June 30, 1997, the acquisition of CitiSave Financial Corporation which was completed on July 31, 1997, and the acquisition of Victory Bancshares, Inc. which was completed on March 23, 1998. These acquisitions are not significant to the historical financial position or results of operations of First American, either individually or in the aggregate.

         The financial statements of MTB as of December 31, 1997 and December 31, 1996, and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, also included herein, and upon the authority of said firm as experts in accounting and auditing.

         The same partner of KPMG Peat Marwick LLP is the engagement partner for both First American and MTB. First American and MTB were aware of this circumstance prior to the execution of the Agreement, and both First American and MTB have consented to KPMG Peat Marwick LLP continuing both engagements in connection with the Merger and the preparation of this Prospectus/Proxy Statement.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                   (UNAUDITED)

         The following unaudited pro forma combined condensed balance sheet combines the consolidated historical balance sheets of First American, MTB, Peoples, Pioneer and CSB assuming the companies had been combined as of June 30, 1998 on a "pooling of interests" accounting basis.


                                                                      At June 30, 1998
                                 ---------------------------------------------------------------------------------------------------
                                    First               Pro Forma                                             Pro Forma
(In thousands)                    American      MTB    Adjustments     Total    Peoples   Pioneer    CSB(6)  Adjustments   Combined
                                  --------     -----   -----------     -----    -------   -------    -----   -----------   --------
Assets
 Cash and due from other banks  $ 1,004,527  $  9,630   $  --      $ 1,014,157 $  5,210 $   59,835  $  4,501 $   --    $  1,083,703
 Time deposits with other banks       4,910     1,179      --            6,089        0        250      --       --           6,339
 Securities:
      Held to maturity              985,792      --        --          985,792     --       30,912     3,597     --       1,020,301
      Available for sale          4,906,133   101,224      --        5,007,357   46,832    176,117    48,807     --       5,279,113
                                -----------  --------   -------    ----------- -------- ----------  -------- --------  ------------
              Total securities    5,891,925   101,224      --        5,993,149   46,832    207,029    52,404     --       6,299,414
                                -----------  --------   -------    ----------- -------- ----------  -------- --------  ------------
 Federal funds sold and
      securities purchased under
      agreements to resell          104,250    10,500      --          114,750    2,400        175      --       --         117,325
 Trading account securities         109,577      -         --          109,577     --         --        --       --         109,577
 Total loans                     11,111,109    98,868      --       11,207,977   75,259    702,343    82,431     --      12,068,010
 Unearned discount and net
      deferred loan fees             12,079        93      --           12,172       31      1,908        79     --          14,190
                                -----------  --------  --------    ----------- -------- ----------  -------- --------  ------------
    Loans, net of unearned
      discount and net deferred
      loan fees                  11,099,030    96,775      --       11,195,805   75,228    700,435    82,352     --      12,053,820
 Allowance for loan losses          180,138     1,335      --          181,473      968      9,141     1,060     --         192,642
                                -----------  --------  --------    ----------- -------- ----------  -------- --------  ------------
      Total net loans            10,918,892    95,440      --       11,014,332   74,260    691,294    81,292     --      11,861,178
 Premises and equipment, net        340,944     4,603    (1,294)(3)    344,303    4,147     23,125     3,280     --         374,855
 Other assets                       684,526     2,751       989(3)     688,266    2,818     22,843     3,384    4,122(3)    721,433
                                -----------  --------   -------    ----------- -------- ----------  -------- --------   -----------
     Total assets               $19,059,601  $225,327   $  (305)   $19,284,623 $135,667 $1,004,551  $144,861 $  4,122   $20,573,824
                                ===========  ========   =======    =========== ======== ==========  ======== ========   ===========

Liabilities
 Deposits                       $13,641,535  $189,523   $   --     $13,831,058 $189,019 $  804,213  $131,679 $   --     $14,884,969
 Short-term borrowings            2,786,341      --         --       2,786,341     --       68,592      --       --       2,854,933
 Long-term debt                     600,125     3,188       --         603,313     --       20,000       630     --         623,943
 Other liabilities                  474,557     2,064     1,650(3)     478,271      841      8,622     1,559   15,904(3)    505,197
                                -----------  --------  --------    ----------- -------- ----------  -------- --------   -----------
      Total liabilities          17,502,558   194,775     1,650     17,698,983  118,860    901,427   133,868   15,904    18,869,042
                                -----------  --------  --------    ----------- -------- ----------  -------- --------   -----------

Shareholder's equity
 Common stock                       266,829     1,500     1,413(2)     269,742      500         38        85   19,067(2)    289,533
 Additional paid in capital         142,586     1,500    (1,413)(2)    142,673      500     65,190     1,639  (19,067)(2)   190,834
 Retained earnings                1,171,319    26,800    (1,955)(3)  1,196,164   15,689     38,124     8,912  (11,782)(3) 1,247,107
 Other                              (33,543)     --        --          (33,543)    --       (1,164)     --       --         (34,707)
                                -----------  --------  --------    ----------- -------- ----------  -------- --------   -----------
      Realized shareholders'
        equity                    1,547,191    29,800    (1,955)     1,575,036   16,689    102,188    10,636  (11,782)    1,692,767
 Net unrealized gains on
    securities available for
    sale, net of tax                  9,852       752      --           10,604      118        936       357     --          12,015
                                -----------  --------  --------    ----------- -------- ----------  -------- --------   -----------
      Total shareholders'
        equity                    1,557,043    30,552    (1,955)     1,585,640   16,807    103,124    10,993  (11,782)    1,704,782
                                -----------  --------  --------    ----------- -------- ----------  -------- --------   -----------
      Total liabilities and
        shareholders' equity    $19,059,601  $225,327  $   (305)   $19,284,623 $135,667 $1,004,551  $144,861 $  4,122   $20,573,824
                                ===========  ========  ========    =========== ======== ==========  ======== ========   ===========


                  See accompanying Notes to Unaudited Pro Forma
                    Combined Condensed Financial Statements

                 PRO FORMA COMBINED CONDENSED INCOME STATEMENTS
                                   (UNAUDITED)

         The following unaudited pro forma combined condensed income statements present the combined incomes statements of First American, MTB, Peoples, Pioneer and CSB assuming the companies had been combined at the beginning of the period presented on a "pooling of interests" accounting basis.


                                                                 For the Six Months Ended June 30, 1998
                                 --------------------------------------------------------------------------------------------------
                                   First               Pro Forma                                              Pro Forma
                                 American       MTB   Adjustments  Total    Peoples    Pioneer    CSB(6)      Adjustments  Combined
                                 --------      -----  -----------  -----    -------    -------    ------      -----------  --------
                                                              (in thousands except per share amounts)
Interest income
  Interest and fees on loans     $479,844      $4,601    $  --    $484,445   $4,010    $30,556     $4,149     $  --      $523,160
  Interest and dividends on
    securities                    151,601       3,534       --     155,135    1,333      5,872      1,570        --       163,910
  Other interest income             5,029         286       --       5,315       74        586         70        --         6,045
                                 --------      ------    ------   --------   ------    -------     ------     -------    --------
      Total interest income       636,474       8,421       --     644,895    5,417     37,014      5,789        --       693,115
                                 --------      ------    ------   --------   ------    -------     ------     -------    --------
Interest expense
  Interest on deposits            222,923       3,604       --     226,527    2,443     14,298      2,701        --       245,969
  Interest on short-term
    borrowings                     52,534          --       --      52,534        2      2,307          2        --        54,845
  Interest on long-term debt       18,530          82       --      18,612       --         --         17        --        18,629
                                 --------      ------    ------   --------   ------    -------     ------     -------    --------
      Total interest expense      293,987       3,686       --     297,673    2,445     16,605      2,720        --       319,443
Net interest income               342,487       4,735       --     347,222    2,972     20,409      3,069        --       373,672
Provision for loan losses          11,000         145       --      11,145       --      2,275        162        --        13,582
                                 --------      ------    ------   --------   ------    -------     ------     -------    --------
  Net interest income after
      provision for loan losses   331,487       4,590       --     336,077    2,972     18,134      2,907        --       360,090
                                 --------      ------    ------   --------   ------    -------     ------     -------    --------
Noninterest income                225,068         635       --     225,703    1,160      5,621        799        --       233,283
  Net Realized gain on sales
      of securities                 3,143           5       --       3,148      169          8          7        --         3,332
                                 --------      ------    ------   --------   ------    -------     ------     -------    --------
      Total noninterest income    228,211         640       --     228,851    1,329      5,629        806        --       236,615
Noninterest expense               427,186       3,630       --     430,816    2,143     16,393      2,375        --       451,727
                                 --------      ------    ------   --------   ------    -------     ------     -------    --------
Income from continuing
   operations before income
   tax expense                    132,512       1,600       --     134,112    2,158      7,370      1,338        --       144,978
Income tax expense                 51,408         544       --      51,952      637      2,440        439        --        55,468
                                 --------      ------    ------   --------   ------    -------     ------     -------    --------
Net income                       $ 81,104      $1,056   $   --    $ 82,160   $1,521    $ 4,930     $  899     $  --      $ 89,510
                                 ========      ======   =======   ========   ======    =======     ======     =======    ========

Net income per common share:
   Basic                         $   0.77      $ 7.04   $   --    $   0.77   $ 6.08    $  1.32     $10.59     $  --      $   0.78
   Diluted                           0.75        7.04       --        0.76     6.08       1.32      10.41        --          0.77

Weighted-average common shares
   outstanding:
   Basic - Average                105,275         150    1,015     106,440      250      3,734         85       3,872       114,381
   Diluted - Average              107,645         150    1,015     108,810      250      3,732         86       3,872       116,750




                  See accompanying Notes to Unaudited Pro Forma
                    Combined Condensed Financial Statements

                 PRO FORMA COMBINED CONDENSED INCOME STATEMENTS
                                  (UNAUDITED)

                                                                    For the Six Months Ended June 30, 1997
                                         -------------------------------------------------------------------------------------------
                                           First               Pro Forma                                          Proforma
                                        American(5)    MTB    Adjustments Total     Peoples    Pioneer  CSB(6)  Adjustments Combined
                                        ----------    ------  ----------- -----     -------    -------  ------  ----------- --------
                                                                   (in thousands except per share amounts)
Interest income
   Interest and fees on loans            $460,485     $3,951   $   --    $464,436    $3,932    $24,325   $3,554   $   --    $496,247
   Interest and dividends on securities   136,565      3,892       --     140,457     1,293      7,179    1,462       --     150,391
   Other interest income                    5,453         95       --       5,548        43        349       34       --       5,974
                                         --------     ------   -------   --------    ------    -------   ------   -------   --------
        Total interest income             602,503      7,938       --     610,441     5,268     31,853    5,050       --     652,612
                                         --------     ------   -------   --------    ------    -------   ------   -------   --------
Interest expense
   Interest on deposits                   223,604      3,495       --     227,099     2,200     12,781    2,318       --     244,398
   Interest on short-term borrowings       40,563       --         --      40,563         3      1,365       10       --      41,941
   Interest on long-term debt              13,054         75       --      13,129       --         341        7       --      13,477
                                         --------     ------   -------   --------    ------    -------   ------   -------   --------
        Total interest expense            277,221      3,570       --     280,791     2,203     14,487    2,335       --     299,816
Net interest income                       325,282      4,368       --     329,650     3,065     17,366    2,715       --     352,796
Provision for loan losses                   3,750        163       --       3,913        76      1,621       86       --       5,696
                                         --------     ------   -------   --------    ------    -------   ------   -------   --------
   Net interest income after provision
        for loan losses                   321,532      4,205       --     325,737     2,989     15,745    2,629       --     347,100
                                         --------     ------   -------   --------    ------    -------   ------   -------   --------
Noninterest income                        187,114        496       --     187,610       777      4,229      846       --     193,462
   Net realized gain on sales
     of securities                          1,392         26       --       1,418        20         62       11       --       1,511
                                         --------     ------  -------   --------     ------    -------   ------   -------   --------
        Total noninterest income          188,506        522       --     189,028       797      4,291      857       --     194,973
Noninterest expense                       330,323      3,149       --     333,472     2,068     13,638    2,231       --     351,409
                                         --------     ------  -------   ---------    ------    -------   ------   ------    --------
Income from continuing operations
   before income tax expense              179,715      1,578       --     181,293     1,718      6,398    1,255       --     190,664
Income tax expense                         65,802        610       --      66,412       484      1,690      410       --      68,996
                                         --------     ------  -------   --------     ------    -------   ------   -------   --------
Net income                               $113,913     $  968   $   --    $114,881    $1,234    $ 4,708   $  845   $   --    $121,668
                                         ========     ======   ======    ========    ======    =======   ======   =======   ========
Net income per common share:
   Basic                                 $   1.06     $ 6.46   $   --    $   1.06    $ 4.94    $  1.25   $ 9.95   $   --    $   1.04
   Diluted                                   1.04       6.46       --        1.04      4.94       1.25     9.89       --        1.02

Weighted-average common shares
   outstanding:
   Basic - Average                        107,330        150    1,015     108,495       250      3,737       85    3,877     116,444
   Diluted - Average                      109,642        150    1,015     110,807       250      3,737       85    3,877     118,756



                  See accompanying Notes to Unaudited Pro Forma
                    Combined Condensed Financial Statements

                 PRO FORMA COMBINED CONDENSED INCOME STATEMENTS
                                   (UNAUDITED)

                                                                    For the Year Ended December 31, 1997
                                       --------------------------------------------------------------------------------------------
                                           First             Pro Forma                                        Pro Forma
                                       American(5)    MTB  Adjustments   Total    Peoples   Pioneer   CSB(6) Adjustments Combined
                                       -----------   ----- -----------   -----    -------   -------   -----  ----------  ----------
                                                                    (in thousands except per share amounts)
Interest income
   Interest and fees on loans            $  949,676  $ 8,467  $  --    $  958,143  $  8,194  $53,107  $ 7,465  $   --    $1,026,909
   Interest and dividends on securities     271,441    7,539     --       274,980     2,763   13,384    3,047      --       298,138
   Other interest income                     11,014      226     --        11,240      --        781       60      --        12,081
                                         ----------  -------  ------   ----------  --------  -------  -------  --------  ----------
        Total interest income             1,232,131   16,232     --     1,248,363    10,957   67,236   10,572      --     1,337,128
                                         ----------  -------  ------   ----------  --------  -------  -------  --------  ----------
Interest expense
   Interest on deposits                     451,980    7,087     --       459,063     4,634   26,378    4,915      --       494,994
   Interest on short-term borrowings         90,067     --       --        90,067      --       --         22      --        90,089
   Interest on long-term debt                27,961      148     --        28,109      --      3,821       20      --        31,950
                                         ----------  -------  ------   ----------  --------  -------  -------  --------  ----------
        Total interest expense              570,008    7,235     --       577,243     4,634   30,199    4,957      --       617,033

Net interest income                         662,123    8,997     --       671,120     6,323   37,037    5,615      --       720,095
Provision for loan losses                    12,500      537     --        13,037       284    3,609      232      --        17,162
                                         ----------  -------  ------   ----------  --------  -------  -------  --------  ----------
   Net interest income after provision
        for loan losses                     649,623    8,460     --       658,083     6,039   33,428    5,383      --       702,933
                                         ----------  -------  ------   ----------  --------  -------  -------  --------  ----------
Noninterest income                          391,527    1,077     --       392,604     1,696    9,578    1,305      --       405,183
   Net realized gain on sales
        of securities                         4,234     --       --         4,234        52      294      192      --         4,722
                                         ----------  -------  ------   ----------  --------  -------  -------  --------  ----------
        Total noninterest income            395,761    1,077     --       396,838     1,748    9,872    1,497      --       409,955

Noninterest expense                         669,731    6,481     --       676,212     4,458   29,373    4,418      --       714,461
                                         ----------  -------  ------   ----------  --------  -------  -------  --------  ----------
Income from continuing operations
   before income tax expense                375,653    3,056     --       378,709     3,329   13,927    2,462      --       398,427

Income tax expense                          137,901      998     --       138,899       952    4,165      822               144,838
                                         ----------  -------  ------   ----------  --------  -------  -------  --------  ----------
Net income                               $  237,752  $ 2,058  $  --    $  239,810  $  2,377  $ 9,762  $ 1,640  $   --    $  253,589
                                         ==========  =======  ======   ==========  ========  =======  =======  ========  ==========
Net income per common share:
   Basic                                 $     2.23  $ 13.72  $  --    $     2.22  $   9.51  $  2.60  $ 19.31  $   --    $     2.19
   Diluted                                     2.18    13.72     --          2.18      9.51     2.60    19.12      --          2.15

Weighted-average common shares
   outstanding:
   Basic - Average                          106,745      150   1,015      107,910       250    3,760       85   3,889       115,894
   Diluted - Average                        108,950      150   1,015      110,115       250    3,762       85   3,889       118,101



                  See accompanying Notes to Unaudited Pro Forma
                    Combined Condensed Financial Statements

                 PRO FORMA COMBINED CONDENSED INCOME STATEMENTS
                                  (UNAUDITED)




                                                                     For the Year Ended December 31, 1996
                                          ------------------------------------------------------------------------------------------
                                            First              Pro Forma                                        Pro Forma
                                        American(5)   MTB   Adjustments   Total    Peoples   Pioneer  CSB(6)  Adjustments Combined
                                        -----------  -----  -----------   -----    -------   -------  ------  ---------- -----------
                                                                    (in thousands except per share amounts)
Interest income
   Interest and fees on loans             $  867,897   $ 7,445  $  --    $  875,342   $7,032   $41,069   $6,487  $ --     $  929,930
   Interest and dividends on securities       43,853     8,064     --       251,917    2,402    15,409    2,684    --        272,412
   Other interest income                       1,550       321     --        21,871     --         486       74    --         22,431
                                          ----------   -------  ------   ----------   ------   -------   ------  ------   ----------
        Total interest income              1,133,300    15,830     --     1,149,130    9,434    56,964    9,245    --      1,224,773
                                          ----------   -------  ------   ----------   ------   -------   ------  ------   ----------
Interest expense
   Interest on deposits                      434,116     7,249     --       441,365    3,937    23,670    4,084    --        473,056
   Interest on short-term borrowings          76,839      --       --        76,839     --       2,585       21    --         79,445
   Interest on long-term debt                 29,084       158     --        29,242     --        --         27    --         29,269
                                          ----------   -------  ------   ----------   ------   -------   ------  ------   ----------
        Total interest expense               540,039     7,407     --       547,446    3,937    26,255    4,132    --        581,770
                                          ----------   -------  ------   ----------   ------   -------   ------  ------   ----------
Net interest income                          593,261     8,423     --       601,684    5,497    30,709    5,113    --        643,003
Provision for loan losses                      5,340       323     --         5,663      269     1,097      222    --          7,251
                                          ----------   -------  ------   ----------   ------   -------   ------  ------   ----------
   Net interest income after provision
        for loan losses                      587,921     8,100     --       596,021    5,228    29,612    4,891    --        635,752
                                          ----------   -------  ------   ----------   ------   -------   ------  ------   ----------
Noninterest income                           301,164     1,044     --       302,208    1,427     7,881    1,227    --        312,743
   Net realized gain (loss) on sales
        of securities                          2,585      --       --         2,585       56       297     (100)   --          2,838
                                          ----------   -------  ------   ----------   ------   -------   ------  ------   ----------
        Total noninterest income             303,749     1,044     --       304,793    1,483     8,178    1,127    --        315,581

Noninterest expense                          571,663     5,906     --       577,569    3,784    25,739    3,897    --        610,989
                                          ----------   -------  ------   ----------   ------   -------   ------  ------   ----------
Income from continuing operations
   before income tax expense                 320,007     3,238     --       323,245    2,927    12,051    2,121    --        340,344

Income tax expense                           114,825     1,160     --       115,985      805     3,054      670    --        120,514
                                          ----------   -------  ------   ----------   ------   -------   ------  ------   ----------
Net income                                $  205,182   $ 2,078  $  --    $  207,260   $2,122   $ 8,997   $1,451  $ --     $  219,830
                                          ==========   =======  ======   ==========   ======   =======   ======  ======   ==========

Net Income per common share:
   Basic                                  $     1.96   $ 13.85  $  --    $     1.96   $ 8.49   $  2.39   $17.75  $ --     $     1.93
   Diluted                                      1.93     13.85     --          1.93     8.49      2.39    17.69    --           1.91

Weighted-average common shares
   outstanding:
   Basic - Average                           104,533       150   1,015      105,698      250     3,760       82   3,820      113,610
   Diluted - Average                         106,092       150   1,015      107,257      250     3,760       82   3,820      115,169


                  See accompanying Notes to Unaudited Pro Forma
                    Combined Condensed Financial Statements

                 PRO FORMA COMBINED CONDENSED INCOME STATEMENTS
                                  (UNAUDITED)

                                                                    For the Year Ended December 31, 1995
                                          ------------------------------------------------------------------------------------------
                                            First             Pro Forma                                          Pro Forma
                                          American(5)   MTB  Adjustments   Total    Peoples   Pioneer   CSB(6)  Adjustments Combined
                                          -----------  ----- -----------   -----    -------   -------   -----   ----------- --------
                                                                   (in thousands except per share amounts)
Interest income
   Interest and fees on loans             $  754,662  $ 7,224   $ --    $  761,886   $5,708   $31,572  $ 5,505   $ --     $  804,671
   Interest and dividends on securities      250,437    8,091     --       258,528    2,223    15,941    2,498     --        279,190
   Other interest income                      14,775      401     --        15,176     --       1,460       57     --         16,693
                                          ----------  -------   -----   ----------   ------   -------  -------   ------   ----------
        Total interest income              1,019,874   15,716     --     1,035,590    7,931    48,973    8,060     --      1,100,554
                                          ----------  -------   -----   ----------   ------   -------  -------   ------   ----------
Interest expense
   Interest on deposits                      382,307    7,006     --       389,313    3,422    21,233    3,617     --        417,585
   Interest on short-term borrowings          78,543     --       --        78,543     --       1,749       15     --         80,307
   Interest on long-term debt                 19,971      164     --        20,135     --        --         64     --         20,199
                                          ----------  -------   -----   ----------   ------   -------  -------   ------   ----------
        Total interest expense               480,821    7,170     --       487,991    3,422    22,982    3,696     --        518,091
                                          ----------  -------   -----   ----------   ------   -------  -------   ------   ----------
Net interest income                          539,053    8,546     --       547,599    4,509    25,991    4,364     --        582,463
Provision for loan losses                      2,243      170     --         2,413       25       619      172     --          3,229
                                          ----------  -------   -----   ----------   ------   -------  -------   ------   ----------
   Net interest income after provision
        for loan losses                      536,810    8,376     --       545,186    4,484    25,372    4,192     --        579,234
                                          ----------  -------   -----   ----------   ------   -------  -------   ------   ----------
Noninterest income                           201,349      943     --       202,292    1,046     6,771    1,083     --        211,192
   Net realized gain (loss) on sales
        of securities                          1,656     --       --         1,656       40       211     (229)    --          1,678
                                          ----------  -------   -----   ----------   ------   -------  -------   ------   ----------
        Total noninterest income             203,005      943     --       203,948    1,086     6,982      854     --        212,870

Noninterest expense                          463,900    5,353     --       469,253    3,236    22,848    3,297     --        498,634
                                          ----------  -------   -----   ----------   ------   -------  -------   ------   ----------
Income from continuing operations
   before income tax expense                 275,915    3,966     --       279,881    2,334     9,506    1,749     --        293,470

Income tax expense                           100,215    1,323     --       101,538      701     2,424      616     --        105,279
                                          ----------  -------   -----   ----------   ------   -------  -------   ------   ----------
Net income                                $  175,700  $ 2,643   $ --    $  178,343   $1,633   $ 7,082  $ 1,133   $ --     $  188,191
                                          ==========  =======   =====   ==========   ======   =======  =======   ======   ==========

Net income per common share:
   Basic                                  $     1.73  $ 17.62   $ --    $     1.74   $ 6.53   $  1.89  $ 14.09   $ --     $     1.70
   Diluted                                      1.70    17.62     --          1.71     6.53      1.89    14.09     --           1.67

Weighted-average common shares
   outstanding:
   Basic - Average                           101,593      150    1,015     102,758      250     3,760       80    3,846      110,694
   Diluted - Average                         103,300      150    1,015     104,465      250     3,760       80    3,846      112,401



                  See accompanying Notes to Unaudited Pro Forma
                    Combined Condensed Financial Statements

      NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL INFORMATION

(1) The unaudited pro forma information presented herein is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the acquisitions been consummated at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. See "ADDITIONAL INFORMATION - Cautionary Statement Concerning Forward-Looking Information."

(2) Each of the Proposed Transactions will be accounted for on a pooling of interests accounting basis, and accordingly the related pro forma adjustments herein reflect, where applicable, an exchange ratio of 7.768 shares of First American Common Stock for each of the 150,000 shares MTB Common Stock which were outstanding at June 30, 1998, an exchange ratio of 3.70 shares of First American Common Stock for each the 250,000 shares of Peoples Common Stock which were outstanding at June 30, 1998, an exchange ratio of 1.65 shares of First American Common Stock for each of the 3,735,848 shares of Pioneer Common Stock which were outstanding at June 30, 1998 and an exchange ratio of 9.7071 shares of First American Common Stock for each of the 84,946 shares of CSB Common Stock which were outstanding at June 30, 1998.

       As a result, information was adjusted for the Proposed Transactions by the (i) addition of 9,109,000 shares of First American Common Stock amounting to $22,800,000; (ii) elimination of 150,000 shares of MTB Common Stock, 250,000 shares of Peoples Common Stock, 3,735,848 shares of Pioneer Common Stock, and 84,946 shares of CSB Common Stock; and (iii) recording the difference of $20,480,000 as a decrease to additional paid-in capital. In addition, 30,668 shares of First American Common Stock will be exchanged for 6,868 shares of common stock of Cheatham State Bank that are not owned by CSB.

       As of June 30, 1998, First American, Pioneer and CSB had 24,400,824, 200,000 and 7,684 shares of common stock reserved for issuance, primarily for stock option plans, respectively, which are not included in the unaudited pro forma financial information presented herein. MTB and Peoples have no shares of common stock reserved for issuance.

(3) In connection with the Proposed Transactions, the companies expect to incur certain restructuring and merger-related costs, including investment banking, legal, accounting, and other related transaction costs and fees. Additionally, the companies expect to incur other restructuring and merger-related costs associated with the integration of the separate companies and institution of efficiencies anticipated as a result of the Proposed Transactions. Based on information currently available, the total amount of restructuring and merger-related charges to be recognized in connection with the Proposed Transactions is estimated to be approximately $13.7 million, after tax. The following is a breakdown of estimated restructuring and merger-related costs by entity:

                                                                 MTB        PEOPLES      PIONEER       CSB         TOTAL
                                                                 ---        -------      -------       ---         -----
         Severance                                              $  295      $   227      $ 2,675      $  800      $ 3,997
         Systems conversion                                      1,854          227        2,640         357        5,078
         Investment banker and legal expenses                        -            -        4,850           -        4,850
         Other                                                     795          999        2,393         736        4,923
                                                                ------       ------      -------      ------      -------
         Estimated restructuring and merger-related costs        2,944        1,453       12,558       1,893       18,848
         Income tax effect                                         989          492        2,988         642        5,111
                                                                ------       ------      -------      ------      -------
         Total                                                  $1,955       $  961      $ 9,570      $1,251      $13,737
                                                                ======       ======      =======      ======      =======

(4) Certain insignificant reclassifications have been included herein to conform statement presentations. Transactions conducted in the ordinary course of business between First American, MTB, Peoples, Pioneer and CSB are immaterial, and accordingly, have not been eliminated.

(5) On May 1, 1998, Deposit Guaranty Corporation was merged with and into First American. The transaction was accounted for using the pooling of interest method. Historical results of First American have been restated to reflect the impact of the transaction.

(6)    For CSB, amounts include the minority interest.

                             THE MTB SPECIAL MEETING
GENERAL

         This Prospectus/Proxy Statement is first being mailed to the holders (the "MTB SHAREHOLDERS") of shares of common stock, par value $10.00, ("MTB COMMON Stock"), of The Middle Tennessee Bank ("MTB") on or about August 26, 1998, and is accompanied by the Notice of Special Meeting and a form of proxy that is solicited by the Board of Directors of MTB (the "MTB BOARD") for use at the special meeting of MTB Shareholders to be held on September 24, 1998, at 3:00 P.M., local time, at 700 North Garden Street, Columbia, Tennessee 38402, and at any adjournments or postponements thereof (the "SPECIAL MEETING"). At the Special Meeting, MTB Shareholders will consider and vote upon a proposal to approve and adopt the Bank Merger Agreement, dated as of May 26, 1998, by and among MTB, First American National Bank ("FANB") and First American Corporation ("FIRST AMERICAN") (the "AGREEMENT") and the transactions contemplated thereby, including the Merger. The MTB Shareholders may also be asked to vote upon a proposal to adjourn or postpone the Special Meeting, which adjournment or postponement could be used for the purpose, among others, of allowing additional time for the soliciting of additional votes to approve the Agreement.

PROXIES

         An MTB Shareholder may use the accompanying proxy if such MTB Shareholder is unable to attend the Special Meeting in person or wishes to have his or her shares voted by proxy even if such shareholder does attend the meeting. A shareholder may revoke any proxy given pursuant to this solicitation by delivering to the Secretary of MTB, prior to the taking of the vote at the Special Meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date or by attending the meeting and electing to vote in person; however, attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of MTB proxies should be addressed to The Middle Tennessee Bank, 700 North Garden Street, Columbia, Tennessee 38402. For such notice of revocation or later proxy to be valid, however, it must actually be received by MTB prior to the vote of the MTB Shareholders at the Special Meeting. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If no specification is made, the proxies will be voted in favor of approval of the Agreement. The MTB Board is unaware of any other matters that may be presented for action at the Special Meeting. If other matters do properly come before the Special Meeting, however, it is intended that shares represented by proxies in the accompanying form will be voted (or not voted) by the persons named in the proxies in their discretion, provided that no proxy that is voted against approval and adoption of the Agreement will be voted in favor of any adjournment or postponement of the Special Meeting for the purpose of soliciting additional proxies to approve the Agreement.

SOLICITATION OF PROXIES

         The entire cost of soliciting proxies from the MTB Shareholders will be borne by MTB, except that MTB and First American will each bear half of the expenses associated with the printing and mailing of this Prospectus/Proxy Statement and the registration statement and all filing fees in connection therewith. In addition to the solicitation of proxies by mail, MTB will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of the stock and secure their voting instructions, if necessary. MTB will reimburse such record holders for their reasonable expenses in so doing. If necessary, MTB may also use several of its regular employees, who will not be specially compensated, to solicit proxies from MTB Shareholders, either personally or by telephone, telegram, facsimile or special delivery letter.

RECORD DATE AND VOTING RIGHTS

         The MTB Board has fixed August 21, 1998 as the record date (the "MTB RECORD DATE") for the determination of the MTB Shareholders entitled to receive notice of and to vote at the Special Meeting. Accordingly, only MTB Shareholders of record at the close of business on the MTB Record Date will be entitled to notice of and to vote at the Special Meeting. At the close of business on the MTB Record Date, there were 150,000 shares of MTB Common Stock entitled to vote at the Special Meeting held by approximately 471 holders of record. The presence, in person or by proxy, of shares of MTB Common Stock representing a majority of the votes entitled to be cast on the Agreement and the transactions contemplated thereby on the MTB Record Date is necessary to constitute a quorum at the Special Meeting. Each share of MTB Common Stock outstanding on the MTB Record Date entitles its holder to one vote as to the approval of the Agreement and the transactions contemplated thereby and any other proposal that may properly come before the Special Meeting.

         MTB will count shares of MTB Common Stock present in person at the Special Meeting but not voting, and shares of MTB Common Stock for which it has received proxies but with respect to which holders of such shares have abstained, as present at the Special Meeting for purposes of determining the presence or absence of a quorum for the transaction of business. In addition, shares represented by proxies returned by a broker holding such shares in nominee or "street" name will be counted for purposes of determining whether a quorum exists, even if such shares are not voted in matters where discretionary voting by the broker is not allowed ("BROKER NON-VOTES"). Under applicable rules of the New York Stock

Exchange, Inc. (the "NYSE"), brokers who hold shares of MTB Common Stock in "street" name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers with respect to the matters to be considered and voted upon at the Special Meeting without specific instructions from such customers.

         UNDER APPLICABLE LAW, APPROVAL OF THE AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF TWO THIRDS OF ALL VOTES ENTITLED TO BE CAST ON THE AGREEMENT AT THE SPECIAL MEETING. BECAUSE APPROVAL OF THE AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF TWO THIRDS OF OUTSTANDING SHARES OF MTB COMMON STOCK, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS NEGATIVE VOTES. ACCORDINGLY, THE MTB BOARD URGES MTB SHAREHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

         As of the MTB Record Date, approximately 49,660 shares of MTB Common Stock, or approximately 33.107% of the shares entitled to vote at the Special Meeting, were beneficially owned by directors and executive officers of MTB. It is currently expected that each such director and executive officer of MTB will vote the shares of MTB Common Stock beneficially owned by him or her for approval of the Agreement and the transactions contemplated thereby. In addition, the owners of approximately 45,363 shares of MTB Common Stock, or approximately 30.242% of the votes entitled to be cast at the Special Meeting, have signed shareholder agreements and have thereby agreed to cast their votes in favor of the Merger. As of the MTB Record Date, the bank and trust subsidiaries of First American held no shares of MTB Common Stock.

         For additional information with respect to beneficial ownership of MTB Common Stock by individuals and entities owning more than 5% of such stock and more detailed information with respect to beneficial ownership of MTB Common Stock by directors and executive officers of MTB, see "ADDITIONAL INFORMATION CONCERNING MTB -- Ownership of MTB Common Stock."

DISSENTERS' RIGHTS

         Under Section 215a of Title 12 of the United States Code ("12 U.S.C. SS. 215A"), holders of MTB Common Stock who vote against the Merger or who deliver to MTB the required written notice and who otherwise comply with the requirements of 12 U.S.C. ss. 215a will be entitled to receive the value of their shares in cash as determined under the provisions of 12 U.S.C. ss. 215a. SUCH RIGHT WILL BE LOST, HOWEVER, IF THE PROCEDURAL REQUIREMENTS OF 12 U.S.C. SS. 215A ARE NOT FULLY AND PRECISELY SATISFIED. See "ADDITIONAL INFORMATION -- Dissenters' Rights."

RECOMMENDATION OF THE MTB BOARD

         The MTB Board has unanimously approved the Agreement and the transactions contemplated thereby. The MTB Board believes that the Merger is fair to and in the best interests of MTB and the MTB Shareholders and unanimously recommends that the MTB Shareholders vote "FOR" approval and adoption of the Agreement and the transactions contemplated thereby. See "THE MERGER--Reasons of MTB for the Merger."

                                   THE MERGER

         THE FOLLOWING SUMMARY OF CERTAIN TERMS AND PROVISIONS OF THE AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE, AND, WITH THE EXCEPTION OF CERTAIN EXHIBITS THERETO, IS ATTACHED AS APPENDIX A TO THIS PROSPECTUS/ PROXY STATEMENT.

                            DESCRIPTION OF THE MERGER

         At the effective time of the Merger (the "EFFECTIVE TIME"), MTB will be merged with and into FANB. Subject to the satisfaction or waiver of certain conditions set forth in the Agreement and described more fully in "--Conditions to the Merger," the Merger will become effective on the date and at the time agreed to with the Office of the Comptroller of the Currency (the "OCC") and after the filing of the articles of merger ("ARTICLES OF MERGER") with the Tennessee Department of Financial Institutions ("TDFI") and the Secretary of State of the State of Tennessee.

         At the Effective Time, automatically by virtue of the Merger and without any action on the part of any party or MTB Shareholder, each share of MTB Common Stock (excluding shares of MTB Common Stock with respect to which dissenters' rights have been properly exercised in accordance with 12 U.S.C. ss. 215a ("DISSENTING SHARES"), or held by MTB or by First American or any of its subsidiaries, in each case, other than Trust Account Shares or shares held in respect of a debt previously contracted) issued and outstanding immediately prior to the Effective Time will become and be converted into the right to receive 7.768 (the "EXCHANGE RATIO") shares of First American Common Stock (which Exchange Ratio is subject to potential adjustment as described under "--Termination of the Agreement"), plus associated rights to purchase shares of First American's Series A Junior Preferred Stock, and cash in lieu of any fractional share (together, the "MERGER CONSIDERATION"). If, before the Effective Time, the shares of First American Common Stock are increased, decreased, changed into or exchanged for a different number or kind of shares due to any reorganization (but not a merger), reclassification, stock dividend, stock split, reverse stock split or other similar change, the Exchange Ratio will be adjusted accordingly.

         It is expected that the market price of First American Common Stock will fluctuate between the date of this Prospectus/Proxy Statement and the date on which the Merger is consummated and thereafter. Because the Exchange Ratio is fixed (subject to possible adjustment in the circumstances described under "--Termination of the Agreement") and because the market price of First American Common Stock is subject to fluctuation, the value of the shares of First American Common Stock that holders of MTB Common Stock will receive in the Merger may increase or decrease prior to the Merger. For further information concerning the historical market prices of First American Common Stock and MTB Common Stock, see "INFORMATION ABOUT OUR COMPANIES--Price Range of Common Stock and Dividends--Market Prices." No assurance can be given concerning the market price of First American Common Stock before or after the Effective Time.

         As of the Effective Time, by virtue of the Merger and without any action on the part of the MTB Shareholders, all shares of MTB Common Stock that are owned by MTB or by First American or any subsidiary of First American (other than shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties (any such shares, "TRUST ACCOUNT SHARES")) shall be canceled and retired and shall cease to exist and no stock of First American or other consideration shall be delivered in exchange therefor. All shares of $2.50 par value common stock of First American (the "FIRST AMERICAN COMMON STOCK") that are owned by MTB (other than Trust Account Shares) shall become authorized but unissued stock of First American, and all other shares of First American Common Stock outstanding as of the Effective Time will remain outstanding. Further, Dissenting Shares will not be converted into the right to receive, or be exchangeable for, the Merger Consideration; instead, the holders of Dissenting Shares will be entitled to payment of the appraised value of the Dissenting Shares if they deliver a written demand therefor to MTB in accordance with 12 U.S.C. ss. 215a. Notwithstanding the foregoing: (a) if any holder of Dissenting Shares subsequently delivers A written withdrawal of such holder's demand for appraisal thereof, or (b) if any such holder fails to establish such holder's entitlement to dissenters' rights under 12 U.S.C. ss. 215a, or (c) if no holder of Dissenting Shares has filed a petition demanding a determination of the value of all Dissenting Shares within the timE provided in 12 U.S.C. ss. 215a, such holder or holders will forfeit the right to appraisal and such shares will be deemed to have been converted into the right tO receive, and to have become exchangeable for, the Merger Consideration. See "ADDITIONAL INFORMATION--Dissenters' Appraisal Rights."



                            BACKGROUND OF THE MERGER

         Management of MTB recognized that MTB was at a crossroads in late 1997 and early 1998. MTB had always been more than adequately capitalized and management was faced with the prospect of steadily increasing capital levels and potentially lower equity returns. Management and the board did not consider branching or acquisitions outside of Maury County as a viable alternative to leverage this excess capital. In addition, MTB had continued to be contacted by other financial institutions as to its interest in being acquired. On February 17, 1998, representatives of the majority shareholders (the Chairman and President) of MTB met and discussed the advisability of pursuing a transaction to best realize shareholder value. The majority shareholders of MTB considered several factors in their discussions including the trend of industry consolidation, multiples being paid for independent community banks, liquidity for MTB stockholders, and successor management issues. On February 24, 1998, representatives of the majority shareholders met with The Carson Medlin Company ("CMC"), an investment banking firm which specializes in the securities of southeastern United States financial institutions, to discuss the marketability of the bank and a range of values that potentially could be realized in a sale. While not making any decision whether any transaction involving the sale of MTB should be pursued, the majority shareholders retained CMC on February 25, 1998 to serve as their financial advisor and to solicit indications of interest from interested parties to merge or otherwise acquire MTB. Baker, Donelson, Bearman and Caldwell ("BAKER DONELSON") was also retained to serve as their legal counsel at the same time.

         At the regularly scheduled directors meeting of MTB on March 10, 1998, management made a presentation to the board on their findings regarding the best way to realize shareholder value, which included the possibility of seeking a transaction that could potentially result in the sale of MTB. The directors unanimously voted to approve the retention of CMC and Baker Donelson and to assume the agreements entered into by the majority shareholders with these advisors. The board also authorized the executive committee to serve as its liaison in the process.

         The MTB board of directors met on March 24, 1998, (with financial and legal advisors present) to discuss the fiduciary duties of the directors, a range of values that could be expected if the bank were sold, a list of potential bidders, and the possible form of a sale or merger transaction. Through the remainder of March and early April, representatives of MTB and CMC identified and evaluated potential acquirors. In that time, CMC contacted thirteen companies (including First American) to explore more formally their interest in acquiring MTB. Eight of the companies contacted elected to sign a confidentiality agreement to obtain confidential information regarding MTB. On April 15, 1998, CMC received preliminary offers from three companies (including First American).

         Representatives of CMC met with MTB's executive committee on April 20, 1998 to review the preliminary offers. As part of its consideration of the offers presented, representatives of MTB management and CMC held discussions with management of two of the interested parties (including First American). From April 29, 1998 to May 5, 1998, these two companies conducted their due diligence investigations of MTB and presented their final offers. The third party was excluded from further consideration due to an inadequate preliminary offer.

         On May 7, 1998, CMC and the executive committee of MTB met and reviewed the final offers received and recommended that the board accept the First American offer. The Board of MTB on May 12, 1998, unanimously agreed to accept the offer from First American and authorized MTB management (together with legal and financial advisors) to negotiate a definitive merger agreement. The final definitive merger agreement was distributed to the Board of MTB for its review on May 22, 1998.

         On May 26, 1998, the Board of MTB met with CMC and Baker Donelson to discuss the final terms of the agreement. Counsel reviewed again for MTB's directors the fiduciary obligations of directors in the sale of financial institutions and commented on the form of definitive agreement, the agreement to be entered into between MTB's directors and First American, and the employment and consulting agreements to be entered into with two MTB officers (see "--Interests of Certain Persons in the Merger"). CMC rendered its opinion that the aggregate consideration provided for in the agreement was fair, from a financial point of view, to the stockholders of MTB. See "--Opinion of MTB's Financial Advisor." MTB's Board then unanimously approved the agreement, and the transactions contemplated thereby. MTB's management also was authorized to execute the agreement, which was signed by First American and MTB on May 26, 1998.

                          REASONS OF MTB FOR THE MERGER

         In approving the Merger, the directors of MTB considered a number of factors. Without assigning any relative or specific weights to the factors, the MTB Board of Directors considered the following material factors: (a) the information presented to the directors by the management of MTB concerning the business, operations, earnings, asset quality, and financial condition of MTB, including the competitive and regulatory environment for financial institutions generally; (b) the financial terms of the Merger, including the relationship of the merger price to the market value, tangible book value, and earnings per share of MTB Common Stock; (c) the nonfinancial terms of the Merger including the treatment of the Merger as a tax-free exchange of MTB Common Stock for First American Common Stock for federal income tax purposes (except in respect of cash received for MTB Common Stock); (d) that the Merger will enable MTB stockholders to exchange their shares of common stock for stock in a larger and more diversified entity, the stock of which is more widely held and more actively traded; (e) the likelihood of the Merger being approved by applicable regulatory authorities without undue conditions or delay; and (f) the opinion rendered by MTB's financial advisor to the effect that the aggregate consideration provided for in the Agreement is fair, from a financial point of view, to the holders of MTB Common Stock.

         The terms of the Merger were the result of arms-length negotiations between representatives of MTB and representatives of First American. Based upon the consideration of the foregoing factors, the Board of Directors of MTB unanimously approved the Merger as being in the best interests of MTB and its stockholders. Each member of the Board of Directors of MTB has agreed to vote those shares of MTB Common Stock over which such member has voting authority (other than in a fiduciary capacity) in favor of the Merger.

         MTB's Board of Directors unanimously recommended that MTB stockholders vote FOR approval of the Agreement.

         THE MTB BOARD BELIEVES THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, MTB AND THE MTB SHAREHOLDERS. THE MTB BOARD UNANIMOUSLY RECOMMENDS THAT MTB SHAREHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY.

                       OPINION OF MTB'S FINANCIAL ADVISOR

         Pursuant to an engagement letter dated February 24, 1998, CMC was engaged to provide the Board of Directors of MTB with a written opinion regarding the fairness of the Merger from a financial point of view to the shareholder of MTB. MTB selected CMC as its financial advisor on the basis of CMC's experience and expertise in representing community banks in acquisition transactions. As part of its investment banking activities, CMC is regularly engaged in the valuation of financial institutions and transactions relating to their securities.

         As part of its engagement, representatives of CMC attended the meeting of MTB's Board held on May 26, 1998, at which meeting the terms of the proposed Merger were discussed and considered. CMC delivered its written opinion dated May 26, 1998 to the Board of Directors of MTB stating that the aggregate consideration to be provided for in the Agreement is fair, from a financial point of view, to the shareholders of MTB. CMC subsequently confirmed such opinion in writing as of the date of this Prospectus/Proxy Statement.

         The full text of CMC's written opinion, dated the date of this Prospectus/Proxy Statement, is attached as Appendix B to this Prospectus/Proxy Statement and should be read in its entirety with respect to the procedures followed, assumptions made, matters considered and qualification and limitation on the review undertaken by CMC in connection with its opinion. CMC's opinion is addressed to MTB's Board of Directors and is substantially identical to the written opinion delivered to MTB's Board dated May 26, 1998. The summary of the opinion of CMC set forth in this Prospectus/Proxy Statement is qualified in its entirety by reference to the full text of such opinion. CMC's opinions to MTB's Board of Directors on the Merger do not constitute a recommendation to any MTB shareholder regarding how such shareholder should vote at the MTB Special Meeting.

         No limitations were imposed by the Board of Directors or management of MTB upon CMC with respect to the investigations made or the procedures followed by CMC in rendering its opinions.

         The preparation of a fairness opinion involves various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. In connection with rendering its opinions, CMC performed a variety of financial analyses. CMC believes that its analyses must be considered together as a whole and that selecting portions of such analyses and the facts considered therein, without considering all other factors and analyses, could create an incomplete or inaccurate view of the analyses and the process underlying CMC's opinion. In its analyses, CMC made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of First American and MTB and which may not be realized. Any estimates contained in CMC's analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which such companies or their securities may actually be sold. Except as described below, none of the analyses performed by CMC were assigned a greater significance by CMC than any other.

         CMC has relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for purpose of its opinion. CMC did not undertake any independent evaluation or appraisal of the assets and liabilities of First American or MTB, nor was it furnished with any such appraisals. CMC is not expert in the evaluation of loan portfolios, including under-performing or non-performing assets, charge-offs or the allowance for loan losses. It has not reviewed any individual credit files of First American or MTB. Instead, it has assumed that the allowances for each of First American and MTB are in the aggregate adequate to cover such losses. CMC's opinion is necessarily based on economic, market and other conditions existing on the date of its opinion, and on information as of various earlier dates made available to it. CMC reviewed certain financial projections prepared by First American and MTB. CMC assumed that these projections were prepared on a reasonable basis using the best and most current information available to the managements of First American and MTB, and that such projections will be realized in the amounts and at the times contemplated thereby. Neither First American nor MTB publicly discloses internal management projections of the type provided to CMC. Such projections were not prepared for, or with a view toward, public disclosure. CMC assumed that the Merger will be recorded as a pooling-of-interests under generally accepted accounting principles.

         In connection with its opinion, dated as of the date hereof, CMC reviewed: (i) the Agreement; (ii) the annual reports to shareholders of First American, including the audited financial statements for the five years ended December 31, 1997; (iii) audited financial statements of MTB for the five years ended December 31, 1997; (iv) the unaudited interim financial statements of First American for the six months ended June 30, 1998; (v) the unaudited interim financial statements of MTB for the six months ended June 30, 1998; (vi) certain financial and operating information with respect to the business, operations and prospects of First American and MTB; and (vii) this Prospectus/Proxy Statement. In addition, CMC: (a) held discussions with members of the senior management of First American and MTB regarding the historical and current business operations, financial condition and future prospects of their respective companies; (b) reviewed the historical market prices and trading activity for the common stock of First American and MTB and compared them with those of certain publicly traded companies which it deemed to be relevant; (c) compared the results of operations of First American and MTB with those of certain financial institutions which it deemed to be relevant; (d) compared the financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of financial institutions; (e) analyzed the pro forma financial impact of the Merger on First American; and (f) conducted such other studies, analyses, inquiries and examinations as CMC deemed appropriate.

         Valuation Methodologies. The following is a summary of the principal analyses performed by CMC and presented to the MTB Board of Directors on May 26, 1998, in connection with CMC's opinion of that date.

         Summary of Proposal. CMC reviewed the terms of the proposed Merger, including the form of consideration, the Exchange Ratio, the closing price of First American's Common Stock as of May 21, 1998, and the resulting price per share of MTB Common Stock pursuant to the proposed Merger. Under the terms of the Agreement, each outstanding share of MTB Common Stock will be converted into
7.768 shares of First American's Common Stock resulting in an indicated value of $378.69 per share based on the closing price of First American's Common Stock on May 21, 1998 of $48 3/4 per share. CMC calculated that the indicated value represented 190% of stated book value at March 31, 1998, 248% of normalized book value (based on an equity to assets ratio of 8%), 26.2 times 1998 estimated earnings, a 16.0% core deposit premium (defined as the aggregate transaction value minus stated book value divided by core deposits) and 24.9% of total assets of MTB at March 31, 1998.

         Industry Comparative Analysis. In connection with rendering its opinion, CMC compared selected operating results of MTB to those of 50 publicly-traded community commercial banks in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Virginia and West Virginia (the "SIBR BANKS") as contained in the Southeastern Independent Bank Review(TM), a proprietary research publication prepared by CMC quarterly since 1991. The SIBR Banks range in asset size from approximately $125 million to $2.5 billion and in shareholder's equity from approximately $13.4 million to $247.8 million. CMC considers this group of financial institutions more comparable to MTB than larger, more widely traded regional financial institutions. CMC compared, among other factors, profitability, capitalization, and asset quality of MTB to these financial institutions. CMC noted that based on results for 1997:

         - MTB had a return on average assets (ROA) of 0.95%, compared to mean ROA of 1.25% for the SIBR Banks;

         - MTB had a return on average equity (ROE) of 7.0%, compared to mean ROE of 12.5% for the SIBR Banks;

         - MTB had common equity to total assets at December 31, 1997 of 13.9%, compared to mean common equity to total assets of 9.93% for the SIBR Banks; and

         - MTB had non-performing assets (defined as loans 90 days past due, nonaccrual loans and other real estate) to total loans net of unearned income and other real estate at December 31, 1997 of 2.41%, compared to mean non-performing assets to total loans net of unearned income and other real estate of 0.92% for the SIBR Banks.

         This comparison indicated that MTB's financial performance was below the average SIBR Bank for most of the factors considered.

         CMC also compared selected operating results of First American to those of five other publicly-traded community oriented bank holding companies in the southeast (the "PEER BANKS"). The Peer Banks include: AmSouth Bancorporation, Inc., First Tennessee National Corp., Regions Financial Corp., SouthTrust Corporation, and Union Planters Corp. CMC considers this group of financial institutions comparable to First American as to financial characteristics, operating philosophy, stock price performance and trading volume. CMC compared selected balance sheet data, asset quality, capitalization, profitability ratios and market statistics using financial data at or for the three month period ended March 31, 1998 and market data as of May 21, 1998. This comparison showed, among other things, that:

         - for the three months ended March 31, 1998, First American's ROA was 1.43% compared to a mean of 1.35% and a median of 1.33% for the Peer Banks;

         - for the three months ended March 31, 1998, First American's ROE was 16.50% compared to a mean of 17.30% and a median of 17.50% for the Peer Banks;

         - for the three months ended March 31, 1998, First American's efficiency ratio (defined as non interest expense divided by the sum of non interest income and taxable equivalent net interest income before provision for loan losses) was 58.0% compared to a mean of 58.8% and a median of 55.0% for the Peer Banks;

         - at March 31, 1998, First American's stockholders' equity to total assets was 8.46% compared to a mean of 7.85% and a median of 7.60% for the Peer Banks;

         - at March 31, 1998, First American's non-performing assets to total assets were 0.25% compared to a mean of 0.49% and a median of 0.51% for the Peer Banks;

         - at May 21, 1998, First American's price to trailing twelve months earnings was 21.9 times compared to a mean of 22.0 times and a median of 22.5 times for the Peer Banks;

         - at May 21, 1998, First American's price to book value was 334% compared to a mean of 329% and a median of 300% for the Peer Banks.

         This comparison indicated that First American's financial performance is at or above average in comparison to the Peer Banks for most of the factors considered.

         Comparable Transaction Analysis. CMC reviewed certain information relating to 12 selected southeastern bank mergers with total assets between $150 million and $300 million announced since January 1996, (the "Comparable Transactions"). The Comparable Transactions were (acquiree/acquiror): Salem Trust Bank/CCB Financial Corp., Citizens Gwinnett Bancshares, Inc./Premier Bancshares, Inc., FirstSouth Bank/Centura Banks, Inc., Jacobs Bank/Regions Financial Corp., First Patriot Bankshares, Inc./United Bankshares, Inc., Merchants Bancshares/Whitney Holding Corp., First American Bancorp/Alabama National Bancorporation, Bank of Mecklenburg/Triangle Bancorp, Inc., CB&T Inc./Union Planters Corp., W.B.T. Holding Co./First Commercial Corp., Bank Corporation of Georgia/Century South Banks, Inc., and First United Bancorporation/Regions Financial Corp. CMC considered, among other factors, the earnings, capital level, asset size and quality of assets of the acquired financial institutions. CMC compared the transaction prices to stated and normalized book values, earnings, core deposit premiums and total assets.

         On the basis of the Comparable Transactions, CMC calculated a range of purchase prices as a percentage of stated book value for the Comparable Transactions from a low of 213.2% to a high of 393.8%, with a mean of 261.3%. These transactions indicated a range of values for MTB from $424.25 per share to $783.62 per share, with a mean of $519.96 per share (based on MTB's stated book value of $198.99 per share at March 31, 1998). The consideration implied by multiplying the Exchange Ratio and First American's Common Stock price as of May 21, 1998 was $378.69 per share and implies a price to stated book value multiple of 190% which is below the low end of the range for the Comparable Transactions.

         Because MTB was substantially overcapitalized at March 31, 1998, CMC calculated a normalized book value based on an equity to assets ratio of 8%. Under this scenario, book value would have been $121.78 per share at March 31, 1998 and there would have been $77.21 per share in excess capital. The calculated range of purchase prices assumes that MTB would receive a premium for all equity up to 8% plus $77.21 per share for the excess capital. Based on the Comparable Transactions, the purchase prices ranged from a low of 214.7% to a high of 375.5%, with a mean of 286.2%. These transactions indicated a range of values for MTB from $338.67 per share to $534.49 per share, with a mean of $425.74 per share (based on MTB's normalized book value of $121.78 per share and excess book value of $77.21 per share at March 31, 1998). The consideration implied by multiplying the Exchange Ratio and First American's Common Stock price as of May 21, 1998 was $378.69 per share and implies a price to normalized book value multiple of 248% which is slightly below the average for the Comparable Transactions.

         CMC calculated a range of purchase prices as a multiple of earnings for the Comparable Transactions, from a low of 16.3 times to a high of 31.2 times, with a mean of 22.6 times. These transactions indicated a range of values for MTB from $235.86 to $451.46 per share, with a mean of $327.02 per share (based on MTB's 1998 estimated earnings per share of $14.47 per share). The consideration implied by the terms of the Agreement is $378.69 per share and implies a price to earnings multiple of 26.2 times which is above the average for the Comparable Transactions.

         CMC calculated the core deposit premiums for the Comparable Transactions and found a range of values from a low of 15.7% to a high of 33.0%, with a mean of 22.1%. The premium on MTB's core deposits implied by the terms of the Agreement is 16.0%, near the low end of the range for the Comparable Transactions. CMC noted that the core deposit premium increased to 22.8% when compared to normalized book value.

         Finally, CMC calculated a range of purchase prices as a percentage of total assets for the Comparable Transactions from a low of 16.2% to a high of 34.3%, with a mean of 23.7%. The percentage of total assets implied by the terms of the Agreement is approximately 24.9%, above the average of the range for the Comparable Transactions.

         No company or transaction used in CMC's analyses is identical to First American, MTB or the contemplated transaction. Accordingly, the results of these analyses necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of First American and MTB and other factors that could affect the value of the companies to which they have been compared.

         Present Value Analysis. CMC calculated the present value of MTB assuming that MTB remained an independent bank. For purposes of this analysis, CMC utilized certain projections of MTB's future growth of assets, earnings and dividends and assumed that the MTB Common Stock would be sold at the end of 5 years at 22.6X of projected 2002 earnings (based on the average of the Comparable Transactions). This value was then discounted to present value utilizing discount rates of 14% through 16%. These rates were selected because, in CMC's experience, they represent the rates that investors in securities such as the MTB Common Stock would demand in light of the potential appreciation and risks. On the basis of these assumptions, CMC calculated that the present value of MTB as an independent bank ranged from $247.15 per share to $268.91 per share. The consideration implied by the terms of the Agreement was $378.69 per share which falls above the high end of the range under present value analysis. CMC noted that the present value analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including assets and earnings growth rates, dividend payout rates, terminal values and discount rates.

         Stock Trading History. CMC reviewed and analyzed the historical trading prices and volumes for the First American Common Stock on a monthly basis from December 1992 to April 1998. CMC also compared price performance of the First American Common Stock to the five Peer Banks over the past thirteen quarters ended March 31, 1998 on a price to earnings and price to book value basis. CMC considers First American Common Stock to be liquid and marketable in comparison with these Peer Banks and other bank holding companies.

         This analysis showed that over the past thirteen quarters, First American's stock has generally traded at or below the average of the Peer Banks based on price to trailing 12 months earnings. In the most recent quarter, First American's stock traded at 20.4 times earnings compared to 21.5 times for the Peer Banks. The analysis of First American's trading on a book value basis was similar. In the most recent quarter, First American's stock traded at 314% of book value compared to 330% of book value for the Peer Banks.

         CMC also examined the trading prices and volumes of MTB Common Stock. MTB Common Stock has not traded in volumes sufficient to be meaningful. Therefore, CMC did not place any weight on the market price of the MTB Common Stock.

         Contribution Analysis. CMC reviewed the relative contributions in terms of various balance sheet and income statement components to be made by MTB and First American to the combined institution based on (i) balance sheet data at March 31, 1998, and (ii) net income for the three months ended March 31, 1998. In this analysis, CMC adjusted First American's financial statements for the acquisition of Deposit Guaranty Corp. which closed on May 1, 1998. The income statement and balance sheet components analyzed included total assets, net loans, total deposits, shareholders' equity, and net income. This analysis showed that, while MTB shareholders would own approximately 1.1% of the aggregate outstanding shares of the combined institution based on the Exchange Ratio, MTB was contributing 1.2% of total assets, 0.9% of loans, net of unearned income, 1.4% of total deposits, 1.9% of shareholders' equity, and 0.9% of net income for the three months ended March 31, 1998.

         Other Analysis. CMC also reviewed selected investment research reports on and earnings estimates for First American and prepared a shareholder claims analysis.

         The opinion expressed by CMC was based upon market, economic and other relevant considerations as they existed and have been evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of MTB could materially affect the assumptions used in preparing the opinion.

         In connection with its opinion dated as of the date of this Prospectus/Proxy Statement, CMC confirmed the appropriateness of its reliance on the analyses used to render its May 26, 1998 opinion by performing procedures to update certain of such analyses and reviewing the assumptions on which its analyses were based and the factors considered in connection therewith.

         Compensation of CMC. Pursuant to an engagement letter dated February 24, 1998, MTB engaged CMC to assist in effecting a transaction similar to the Merger and to act as its financial advisor in connection with such proposed transaction. MTB has paid CMC $35,000 to date for its services pursuant to the terms of the engagement letter. In addition, MTB agreed to pay CMC an investment banking fee equal to 1.00% of the aggregate consideration received by the shareholders of MTB. The Investment Banking Fee is payable in cash upon the consummation of the Merger and will be reduced by the $35,000 previously paid to CMC. MTB has also agreed to reimburse CMC for its reasonable out-of-pocket expenses and to indemnify CMC against certain liabilities, including certain liabilities under the federal securities laws.

                               THE EFFECTIVE TIME

         The Merger will become effective after the filing of the Articles of Merger with the TDFI, the Secretary of State of the State of Tennessee and the OCC on the date and time agreed to with the OCC, but in any event, MTB, FANB and First American intend that the Effective Time shall be the first business day of October, 1998 (the "CLOSING DATE"). The Closing Date must occur on or before December 31, 1998, except to the extent there is a delay in obtaining regulatory approval and such regulatory approval is being sought actively by the parties to the Agreement, but in any event, the Effective Time must occur on or before March 31, 1999.

         At the Effective Time, MTB Shareholders (other than those who perfect dissenters' rights under 12 U.S.C. ss. 215a --see "ADDITIONAL INFORMATION--Dissenters' Appraisal Rights") will cease to be, and will have no rights as MTB Shareholders other than to receive (i) any dividend or other distribution with respect to MTB Common Stock with a record date occurring prior to the Effective Time and (ii) the Merger Consideration. There will be no transfers on the stock transfer books of MTB of shares of MTB Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, MTB Certificates (as defined herein) are presented to MTB for any reason, they will be cancelled and exchanged for certificates representing shares of First American Common Stock as provided in the Agreement.

                            EXCHANGE OF CERTIFICATES

         As of the Effective Time, First American will deposit with its transfer agent (the "EXCHANGE AGENT") for the benefit of holders of MTB Common Stock, certificates representing the shares of First American Common Stock (collectively, "FIRST AMERICAN CERTIFICATES") and cash to be paid in lieu of fractional shares to which a holder of certificates formerly representing MTB Common Stock ("MTB CERTIFICATES") would otherwise be entitled based on the Exchange Ratio (the First American Certificates, together with any dividends or distributions with respect thereto, the "EXCHANGE FUND").

         MTB shall use its best efforts to cause each MTB Shareholder (who does not dissent pursuant to the terms of the Agreement and 12 U.S.C. ss. 215a) to deliveR the MTB Certificates to MTB, and MTB shall keep such Certificates in escrow for the benefit of each MTB Shareholder until the Closing Date. On the Closing Date, MTB shall deliver the Certificates to First American. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such documentation as the Exchange Agent may reasonably require to effectuate the exchange, the Exchange Agent shall, at or after the Effective Time, deliver to the holder of each such MTB Certificate a certificate representing that number of whole shares of First American Common Stock which such holder has the right to receive in respect of the MTB Certificate surrendered pursuant to the Agreement (after taking into account all shares of MTB Common Stock then held by such holder), and cash for fractional shares, if any, and the MTB Certificate so surrendered shall thereupon be canceled. In the event of a transfer of ownership of MTB Common Stock which is not registered in the transfer records of MTB, a certificate representing the proper number of shares of First American Common Stock may be issued to a transferee if the Certificate representing such MTB Common Stock is presented to the Exchange Agent, accompanied by all documents required by the Exchange Agent, in its sole discretion, to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered to the Exchange Agent in the manner contemplated by the Agreement, each MTB Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of First American Common Stock and cash in lieu of any fractional shares of First American Common Stock, without interest, as contemplated by the Agreement.

         No fractional shares of First American Common Stock and no First American Certificates or scrip therefor will be issued in the Merger, nor will any dividend or distribution be payable on or with respect thereto, nor will any such fractional share entitle the holder thereof to vote or to any other rights of a First American Shareholder. Instead, First American will pay to each MTB Shareholder who would otherwise be entitled to a fractional share of First American Common Stock (after taking into account all MTB Certificates delivered by such MTB Shareholder) an amount in cash to be paid in lieu of fractional shares (without interest) determined by multiplying such fraction by the closing price of First American Common Stock on the NYSE (as reported in The Wall Street Journal or, if not reported thereby, any other authoritative source) on the trading day which is three trading days immediately prior, but not including, the Effective Time.

         Any part of the Exchange Fund that remains unclaimed by MTB Shareholders for 12 months after the Effective Time will be paid to First American, and after such time MTB Shareholders may look only to First American for payment of the Merger Consideration and unpaid dividends and distributions, if any, on First American Common Stock deliverable in respect of each share of MTB Common Stock held by such holder, in each case, without interest thereon. Neither First American nor MTB will be liable to any MTB Shareholder or First American Shareholder, as the case may be, for such shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

         In the event that any MTB Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the same, and if required by First American, the posting of a bond by such person in an amount that First American may direct as indemnity against any claim that may be made against it with respect to such MTB Certificate, the Exchange Agent will issue in exchange for such MTB Certificate the shares of First American Common Stock and cash in lieu of fractional shares deliverable in respect thereof.

         No dividends or other distributions declared or made after the Effective Time with respect to First American Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered MTB Certificate with respect to the shares of First American Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder until the holder of such MTB Certificate shall surrender such Certificate in accordance with the Agreement. Subject to the effect of applicable laws, following proper surrender of any such MTB Certificate, there shall be paid to the holder of the certificates representing whole shares of First American Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable with respect to a fractional share of First American Common Stock to which such holder is entitled pursuant to the Agreement and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of First American Common Stock, and, if necessary, (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of First American Common Stock.

           CONDUCT OF BUSINESS PRIOR TO THE MERGER AND OTHER COVENANTS

         The Agreement contains negative and affirmative covenants that are customary in transactions of this nature. In addition, the Agreement provides that, except as specifically contemplated or permitted thereby, MTB shall operate its business only in the usual, regular and ordinary course and preserve intact its business organizations and assets and maintain it rights and franchises and MTB and First American shall take no action which would materially adversely affect the ability of any party to perform its covenants in all material respects to consummate the Merger or prevent or impede the transactions contemplated by the Agreement from qualifying as a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended ("CODE"), or the Merger qualifying as a pooling of interests; provided, however, that the foregoing generally does not prevent First American or any of its subsidiaries from acquiring or disposing of assets or businesses. Further, without the prior written consent of First American, or as otherwise provided in the Agreement, MTB generally may not incur new debt other than in the ordinary course of business; declare or pay dividends other than a regular quarterly cash dividend of $1.20 per share; increase compensation or benefits of employees, officers or directors except as specifically permitted in the Agreement; or take certain other actions, other than in the ordinary course of business or as described in the Agreement, that might impact the financial condition or business of MTB.

         In the Agreement, MTB has agreed that it will not authorize or permit any officer, director, employee, investment banker, financial consultant, attorney, accountant or other representative of MTB, directly or indirectly, to initiate contact with any person or entity in an effort to solicit, initiate or encourage any Competing Transaction (as defined in "--Termination of Agreement" below). MTB will not authorize or permit any officer, director, employee, investment banker, financial consultant, attorney, accountant or other representative of MTB, directly or indirectly, (a) to cooperate with, or furnish or cause to be furnished any non-public information concerning its business, properties or assets to, any person or entity in connection with any Competing Transaction; (b) to negotiate any Competing Transaction with any person or entity; or (c) to enter into any agreement, letter of intent or agreement in principle as to any Competing Transaction. MTB will promptly give written notice to First American upon becoming aware of any Competing Transaction.

         In the event this covenant relating to Competing Transactions is breached by MTB, or any of its directors, officers, employees or agents, and the Agreement is terminated as a result, under certain circumstances MTB may be required to pay to First American liquidated damages of $2,000,000. See "--Termination Fee."

                            CONDITIONS TO THE MERGER

         The obligations of First American and MTB to consummate the Merger are subject to the satisfaction (or waiver, where legally allowed), at or prior to the Effective Time, of a number of conditions set forth in the Agreement, including: (i) approval and adoption by the affirmative vote of the holders of not less than two-thirds of the MTB Common Stock entitled to vote thereon; (ii) approval for listing on the NYSE of the shares of First American Common Stock to be issued in the Merger; (iii) the receipt of all necessary approvals and authorizations by, filing and registrations with, and notifications to, all federal and state authorities required for the consummation of the Merger and the prevention of the termination of any licenses, permits or authorizations of MTB, the termination of which would materially impair the conduct of their business, shall have been duly obtained or made and shall not have been cancelled or rescinded and all required waiting periods shall have expired; (iv) the Registration Statement that First American files with the Securities and Exchange Commission (the "COMMISSION") under the Securities Act of 1933, as amended (the "SECURITIES ACT") that registers the distribution to MTB Shareholders of the shares of First American Common Stock to be issued in connection with the Merger (the "REGISTRATION STATEMENT") shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order; (v) the absence of any order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "INJUNCTION") preventing the consummation of the Merger, and the absence of any statute, rule, regulation, order, injunction or decree having been enacted, entered, enforced or deemed applicable to the Merger that would render consummation of the Merger illegal; (vii) the absence of any proceeding initiated by any governmental entity seeking an Injunction; (viii) the Effective Time must occur on or before December 31, 1998, except to the extent a delay is caused by a delay in obtaining regulatory approval and such regulatory approval is being sought actively by the parties, but in any event, the Effective Time must occur on or before March 31, 1999; (ix) First American and MTB shall have received the opinion of the law firm of Baker, Donelson, Bearman & Caldwell, P.C. dated as of the Closing Date, to the effect that the Merger will have the federal income tax consequences set forth under "--Certain Federal Income Tax Consequences"; and
(x) the Consulting/Employment Agreements between FANB and each of Edward D. Green and Beverly Douglas, Jr., substantially in the form attached to the Agreement, shall been executed and delivered by Messrs. Green and Douglas prior to the Closing Date.

         The obligations of First American and FANB to effect the Merger is subject to the satisfaction of the following additional conditions unless waived in writing by First American: (i) the representations and warranties of MTB set forth in the Agreement shall be true and correct in all material respects as of the date of the Agreement and as of the Effective Time; (ii) the MTB Board shall have taken all corporate and/or other action necessary to approve and consummate the Merger; (iii) MTB shall have performed in all material respects all obligations required to be performed by it under the Agreement at or prior to the Closing Date; (iv) the receipt of all authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Entity (all the foregoing, "CONSENTS") which are necessary for the consummation of the Merger, other than Consents the failure to obtain which would have no material adverse effect on the consummation of the Merger or on First American and its subsidiaries, taken as a whole, (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "REQUISITE REGULATORY APPROVALS") and all such Requisite Regulatory Approvals shall be in full force and effect;
(v) FANB and First American shall have received all state securities or blue sky permits and authorizations necessary to issue First American Common Stock in exchange for MTB Common Stock and to consummate the Merger; (vi) First American also shall have received the opinion of the law firm of Baker, Donelson, Bearman & Caldwell, P.C., counsel to MTB, dated as of the Closing Date, in form reasonably satisfactory to First American, which shall cover the matters set forth in the Agreement; (vii) First American shall have received written affiliates agreements as provided for in the Agreement; (viii) First American shall have received a letter from KPMG Peat Marwick LLP, dated as of the Closing Date, in form and substance satisfactory to First American, addressing certain matters regarding the financial statements of MTB set forth in the Agreement;
(ix) First American shall have received a certificate of the President of MTB certifying to First American immediately prior to the Effective Time (a) the number of shares of MTB Common Stock issued and outstanding; (b) that there were no options for MTB Common Stock outstanding; (c) that no other shares of capital stock or securities convertible into or evidencing the right to purchase or subscribe for any shares of MTB Capital stock are outstanding and that there are no other outstanding warrants, calls, subscriptions, rights, commitments, stock appreciation rights, phantom stock or similar rights or any other agreements of any character obligating MTB to issue any shares of capital stock or securities convertible into or evidencing the right to purchase such stock; and (d) no shares of MTB stock are held by MTB in treasury; (x) First American shall have received the opinion of KPMG Peat Marwick LLP to the effect that the transaction contemplated hereby shall be accounted for as a "pooling-of-interests"; (xi) at Closing, MTB shall provide to First American a statement, dated on and as of the Closing Date, concerning the status and costs associated with MTB's compliance or non-compliance with its covenants under the Agreement and as to the other items covered by the monthly status reports as called for by the terms of the Agreement; and (xii) at Closing, First American shall receive a statement from the President of MTB certifying that MTB has complied in all material respects with the standards set forth in the FFIEC Interagency Statement regarding Year 2000 compliance dated May 5, 1997, and as revised on December 17, 1997, and as may have been amended thereafter.

         The obligation of MTB to effect the Merger is subject to the satisfaction of the following additional conditions unless waived by MTB: (i) the representations and warranties of First American set forth in the Agreement shall be true and correct in all material respects as of the date of the Agreement and Effective Time; (ii) First American shall have performed in all material respects all obligations required to be performed by it under the Agreement at or prior to the Closing Date; (iii) MTB shall have received the opinion of Mary Neil Price, Esq., General Counsel to First American, dated as of the Closing Date, in form reasonably satisfactory to MTB, which shall cover the matters set forth in the Agreement; (iv) the First American Board and the FANB Board and shareholders shall have taken all corporate and/or other actions necessary to approve and consummate the Merger; (v) MTB shall have received an opinion from Carson Medlin dated the date of the Agreement to the effect that the Merger is fair to the shareholders of MTB from a financial viewpoint; (vi) MTB shall have received a letter from KPMG Peat Marwick LLP, dated as of the Closing Date, in form and substance satisfactory to MTB, addressing certain matters regarding the financial statements of First American set forth in the Agreement; and (vii) at Closing, MTB shall receive a statement from the President and Chief Executive Officer of First American certifying that First American has complied in all material respects with the standards set forth in the FFIEC Interagency Statement regarding Year 2000 compliance dated May 5, 1997, and as revised on December 17, 1997, and as may have been amended thereafter.

         No assurance can be provided as to if or when the Requisite Regulatory Approvals will be obtained or whether all of the other conditions precedent to the Merger will be satisfied or, where legally permitted, waived by the party permitted to do so.

                          TERMINATION OF THE AGREEMENT

         The Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of MTB: (a) by mutual written consent of First American, FANB and MTB; or (b) by either FANB or MTB if
(i) the Merger shall not have been consummated on or before March 31, 1999, provided the terminating party shall not have breached in any material respect its obligations under the Agreement in a manner that proximately contributed to the failure to consummate the Merger by such date; (ii) any governmental or regulatory body, the consent of which is a condition to the obligations of First American and MTB to consummate the transactions contemplated by the Agreement, shall have determined not to grant its consent and all appeals of such determination shall have been taken and have been unsuccessful; or (iii) any court of competent jurisdiction in the United States or any State shall have issued an order, judgment or decree (other than a temporary restraining order) restraining, enjoining or otherwise prohibiting the Merger and such order, judgment or decree shall have become final and nonappealable.

         The Agreement may be terminated by First American at any time prior to the Effective Time, whether before or after approval by the shareholders of MTB:
(i) if any event shall have occurred as a result of which any one condition of First American's and FANB's obligations to effect the Merger, as set forth in the Agreement, is no longer capable of being satisfied; (ii) if there has been a breach by MTB of any representation or warranty contained in the Agreement, which would or would be reasonably likely to have a material adverse effect on the assets, liabilities, financial condition, results of operations or prospects of MTB, taken as a whole, or there has been a material breach of any of the covenants or agreements set forth in the Agreement on the part of MTB, and in each case MTB has not cured any such breach within 30 days of receiving actual knowledge or written notice of any such breach; (iii) if MTB (or its Board of Directors) shall have authorized, recommended, proposed or publicly announced its intention to enter into a Competing Transaction (as herein defined); (iv) if the Board of Directors of MTB shall have withdrawn or materially modified its authorization, approval or recommendation to the stockholders of MTB with respect to the Merger or the Agreement or shall have failed to make the favorable recommendation required by the terms of the Agreement; or (v) if the cost (if any are determined to exist pursuant to the terms of the Agreement) of taking all remedial and corrective actions required by applicable laws, health or safety concerns exceed an amount which would have a material adverse effect on MTB or if it cannot be reasonably estimated with any reasonable degree of certainty that such costs would not exceed an amount which would have such an affect on MTB.

         The term "COMPETING TRANSACTION" means any of the following involving MTB (other than the transactions contemplated by the Agreement): (x) any merger, consolidation, share exchange, business combination, or other similar transaction; (y) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the capital stock or assets of MTB in a single transaction or series of transactions to the same person, entity or group; or
(z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

         The Agreement may also be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of MTB: (i) if any event shall have occurred as a result of which any one of certain conditions any one condition of MTB's obligations to effect the Merger, as set forth in the Agreement is no longer capable of being satisfied; or (ii) if there has been a breach by First American of any representation or warranty contained in the Agreement which would have or would be reasonably likely to have a material adverse effect on the assets, liabilities, financial condition, results of operations, business or prospects of First American and FANB, taken as a whole, or there has been a material breach of any of the covenants or agreements set forth in the Agreement on the part of First American, and in each case First American has not cured any such breach within 30 days of receiving actual knowledge or written notice of any such breach; or (iv) if the cost (if any are determined to exist pursuant to the terms of the Agreement) of taking all remedial and corrective actions required by applicable laws, health or safety concerns exceed an amount which would have a material adverse effect on MTB or if it cannot be reasonably estimated with any reasonable degree of certainty that such costs would not exceed an amount which would have such an affect on MTB, and if FANB requests that MTB expend an amount to cover such costs prior to the Closing Date to prevent FANB from terminating the Agreement.

         The Agreement provides that it could have been terminated by MTB at any time during the five business day period commencing on the date the Registration Statement is declared effective by the SEC if the average of the last reported sale prices per share of First American Common Stock as reported on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source) for the ten (10) consecutive trading days on the NYSE ending at the close of trading on and including the tenth trading day immediately preceding the date the Registration Statement is declared effective by the SEC ("Average Closing Price") had been less than $39.00. Because the Average Closing Price was in excess of $39.00, MTB may not terminate the Agreement on this basis.

                                 TERMINATION FEE

         In recognition of the fact that FANB and First American have spent, and will be required to spend, substantial time and effort in examining the business, properties, affairs, financial condition and prospects of MTB, have incurred, and will continue to incur, substantial fees and expenses in connection with such examination, the preparation of the Agreement and the accomplishment of the transactions contemplated thereunder, and will be unable to evaluate and, possibly, make investments in or acquire other entities due to the limited number of personnel available for such purpose and the constraints of time, the Agreement provides that MTB shall pay to First American, which amount is inclusive of the First American expenses, not as a penalty but as full and complete liquidated damages: (a) if FANB and First American terminate the
Agreement: (i) by reason of the failure of MTB to meet certain conditions set forth in the Agreement due to MTB's knowing and intentional misrepresentation or knowing and intentional breach of warranty or breach of any covenant or agreement, and within twelve (12) months from the date of termination a Competing Transaction is consummated or MTB shall have directly or indirectly solicited bids for a Competing Transaction or shall have entered into an agreement or an agreement in principle which if consummated would constitute a Competing Transaction; (ii) after the Board of Directors of MTB shall have withdrawn or materially modified its authorization, approval or recommendation to the shareholders of MTB with respect to the Merger or the Agreement or shall have failed to make the favorable recommendation required by the terms of the Agreement; or (iii) because MTB (or its Board of Directors) shall have authorized, recommended, proposed or publicly announced its intention to enter into a Competing Transaction and within twelve (12) months from the date of termination a Competing Transaction is consummated or MTB shall have entered into an agreement which if consummated would constitute a Competing Transaction; or (b) if MTB terminates the Agreement pursuant to its termination right under the Agreement because the Agreement did not receive the requisite vote of the MTB shareholders and within twelve (12) months from the date of termination a Competing Transaction is consummated or MTB shall have entered into an agreement which if consummated would constitute a Competing Transaction. Any such Fee required to be paid to First American shall be made no later than two business days after the date due and shall be made by wire transfer of immediately available funds to an account designated by First American. In the event that First American is entitled to the Fee, MTB shall also pay to First American interest based upon the average Federal Funds rate per year on any amounts that are not paid when due, plus all costs and expenses in connection with or arising out of the enforcement of the obligation of MTB to pay the Fee or such interest.

         In recognition of the fact that MTB has spent, and will be required to spend, substantial time and effort in examining the business, properties, affairs, financial condition and prospects of FANB and First American, has incurred, and will continue to incur, substantial fees and expenses in connection with such examination, the preparation of the Agreement, and the accomplishment of the transactions contemplated hereunder, and will be unable to negotiate a possible sale to other entities due to the provisions of the Agreement and the limited number of personnel available for such purpose and the constraints of time, the Agreement provides that FANB or First American will pay to MTB the Fee, which amount is inclusive of the MTB expenses, not as a penalty but as full and complete liquidated damages, if MTB terminates this Agreement by reason of the failure of FANB or First American to meet certain conditions set forth in the Agreement due to MTB's knowing and intentional misrepresentation or knowing and intentional breach of warranty or breach of any covenant or agreement. Any such Fee required to be paid to MTB shall be made no later than two business days after the date due and shall be made by wire transfer of immediately available funds to an account designated by MTB. In the event that MTB is entitled to the Fee, FANB or First American shall also pay to MTB interest based upon the average Federal Funds rate per year on any amounts that are not paid when due, plus all costs and expenses in connection with or arising out of the enforcement of the obligation of FANB or First American to pay the Fee or such interest.

                                    EXPENSES

         Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Agreement and the transactions contemplated thereby shall be paid by the party incurring such expense.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of the material anticipated U.S. federal income tax consequences of the Merger to MTB Shareholders who hold MTB Common Stock as a capital asset. The summary is based on the Code, Treasury regulations thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. This summary is not a complete description of all of the consequences of the Merger and, in particular, may not address U.S. federal income tax considerations applicable to stockholders subject to special treatment under federal income tax law (including, for example, non-U.S. persons, financial institutions, dealers in securities, insurance companies, tax-exempt entities, holders who acquired MTB Common Stock pursuant to the exercise of an employee stock option or right or otherwise as compensation, and holders who hold MTB Common Stock as part of a hedge, straddle or conversion transaction). In addition, no information is provided herein with respect to the tax consequences of the Merger under applicable foreign, state or local laws. MTB SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF U.S.
FEDERAL, STATE AND LOCAL, FOREIGN, AND OTHER TAX LAWS.

         In connection with the filing of the Registration Statement, First American has received an opinion of Baker, Donelson, Bearman & Caldwell, P.C. as of August 12, 1998, addressing the federal income tax consequences of the Merger described below. Such opinion has been rendered on the basis of facts, representations and assumptions set forth or referred to in such opinion which are consistent with the expected state of facts existing at the Effective Time. In rendering this opinion, Baker, Donelson, Bearman & Caldwell, P.C. has required and relied upon representations and covenants, including those contained in certificates of officers of First American and MTB.

         First American's obligation to effect the Merger is conditioned upon its receipt of an opinion of the law firm of Baker, Donelson, Bearman & Caldwell, P.C., counsel to MTB, dated as of the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that First American and MTB will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In addition, MTB shall have received an opinion from Baker, Donelson, Bearman & Caldwell, P.C., to the foregoing effect and to the effect that (i) the shareholders of MTB will not recognize any gain or loss to the extent that such shareholders exchange shares of MTB Common Stock solely for shares of First American Common Stock in the Merger; (ii) the basis of the First American Common Stock received by an MTB shareholder who exchanges MTB Common Stock solely for First American Common Stock will be the same as the basis of the MTB Common Stock surrendered therefor (subject to any adjustments required as a result of the receipt of cash in lieu of fractional shares); (iii) the holding period of the First American Common Stock received by an MTB shareholder receiving First American Common Stock will include the period during which the MTB Common Stock surrendered in exchange therefor was held (provided that the MTB Common Stock was held as a capital asset at the Effective Time); and (iv) cash received by an MTB shareholder in lieu of a fractional First American Common Stock share will be treated as having been received as a distribution in full payment in exchange for such fractional share interest.

         None of the tax opinions to be delivered to the parties in connection with the Merger as described herein are binding on the Internal Revenue Service (the "IRS") or the courts, and the parties do not intend to request a ruling from the IRS with respect to the Merger. Accordingly, there can be no assurance that the IRS will not challenge the conclusions reflected in such opinions or that a court will not sustain such challenge.

         Based upon the current ruling position of the IRS, cash received by an MTB Shareholder in lieu of a fractional share interest in First American Common Stock will be treated as having been received in redemption of such fractional share interest, and an MTB Shareholder should generally recognize capital gain or loss for federal income tax purposes measured by the difference between the amount of cash received and the portion of the tax basis of the share of MTB Common Stock allocable to such fractional share interest. Such gain or loss should be a long-term capital gain or loss if the holding period for such share of MTB Common Stock is greater than one year at the Effective Time. The holding period of a share of First American Common Stock received in the Merger (including a fractional share interest deemed received and redeemed as described above) will include the holder's holding period in the MTB Common Stock surrendered in exchange therefor.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain members of MTB's management and the MTB Board may be deemed to have certain interests in the Merger that are in addition to their interests as MTB Shareholders generally. The MTB Board was aware of these interests and considered them, among other matters, in approving the Agreement and the transactions contemplated thereby.

         Consulting/Employment Agreements. Pursuant to the terms of the Agreement, First American's obligation to effect the Merger is subject to the execution and delivery, prior to the Closing Date, by Edward D. (Kelly) Green of an employment agreement (the "EMPLOYMENT AGREEMENT") between Mr. Green and FANB. Mr. Green is a director and the President of MTB as well as a principal shareholder of MTB. Pursuant to the Employment Agreement, Mr. Green will be employed by FANB. The term of the Employment Agreement commences on the date on which the Effective Time will occur and continues until December 31, 2000, or such other date that is two calendar years from the date on which the term of the Employment Agreement commences (the "TERMINATION DATE"), unless renewed by mutual agreement of FANB and Mr. Green; provided that (i) Mr. Green's term of employment pursuant to the Employment Agreement (the "EMPLOYMENT PERIOD") shall terminate prior to such date upon Mr. Green's resignation, death or permanent disability or incapacity (as determined by FANB's Board of Directors in its good faith judgment) and (ii) the Employment Period may be terminated by FANB at any time prior to such date for cause (as defined in the Employment Agreement) or without cause.

         Mr. Green's base salary will be $140,000 ("PHASE 1 BASE SALARY") for the first full calendar year of the Employment Period ("PHASE 1"), and $70,000 ("PHASE 2 BASE SALARY") for the second calendar year of the Employment Period ("PHASE 2"). Mr. Green will also receive a bonus of $140,000 upon completion of Phase 1 and a bonus of $70,000 upon completion of Phase 2. In addition, for the twelve month period following the later of the end of the Employment Period or the Termination Date, during either of which Mr. Green shall remain subject to the non-compete and non-solicitation provisions of the Employment Agreement ("PHASE 3"), Mr. Green will receive $150,000 payable in arrears in equal monthly installments ("PHASE 3 PAYMENT"), unless Mr. Green terminates his employment with FANB or is terminated by FANB for any reason. During the Employment Period, Mr. Green will be eligible to participate in all of FANB's benefit programs (but not incentive programs) for which similarly situated executives of FANB and its subsidiaries are generally eligible.

         If the Employment Period is terminated by FANB without cause prior to the Termination Date, Mr. Green shall be entitled to receive his Phase 1 Base Salary and Phase 2 Base Salary, and each of the bonuses referred to in the preceding paragraph, less any such payments received by Mr. Green pursuant to the Employment Agreement, so long as Mr. Green has not materially breached the provisions of the Employment Agreement. Such payments shall be payable in regular installments in accordance with FANB's general payroll practices. If the Employment Period is terminated as a result of Mr. Green's death or permanent disability or incapacity, Mr. Green or his estate shall be entitled to receive his Phase 1 Base Salary and Phase 2 Base Salary, and each of the bonuses referred to in the preceding paragraph, less any such payments received by Mr. Green pursuant to the Employment Agreement. All of Mr. Green's rights to benefits and bonuses under the Employment Agreement (if any) accruing after the Termination Date shall cease upon such termination.

         The Employment Agreement also provides there are no covenants, agreements, understandings, representations or warranties, oral or written, between Mr. Green and FANB relating to the subject matter of the Employment Agreement other than those set forth in the Employment Agreement.

         Pursuant to the terms of the Agreement, First American's obligation to effect the Merger is also subject to the execution and delivery, prior to the Closing Date, by Beverly Douglas, Jr. of a consulting agreement (the "CONSULTING AGREEMENT") between Mr. Douglas and FANB. Mr. Douglas is the Chairman of the Board of Directors of MTB as well as a principal shareholder of MTB. Pursuant to the Consulting Agreement, Mr. Douglas will be retained by FANB as an independent contractor. The term of the Consulting Agreement (the "TERM") commences on the date on which the Effective Time will occur and continues until December 31, 2000 ("TERMINATION DATE"), unless renewed by mutual agreement of FANB and Mr. Douglas, or unless the Consulting Agreement is terminated by FANB for cause (as defined in the Consulting Agreement) or upon the death or total disability of Mr. Douglas.

         Mr. Douglas's salary will be $50,000 throughout the Term. The Consulting Agreement provides that Mr. Douglas will not be entitled to participate in or receive benefits under any employee benefits plans available to employees of FANB. In addition, during the Term of the Consulting Agreement and for a period of one year thereafter, Mr. Douglas shall remain subject to certain non-compete provisions as set forth in the Consulting Agreement.

         The Consulting Agreement also provides there no covenants, agreements, understandings, representations or warranties, oral or written, between Mr. Douglas and FANB relating to the subject matter of the Consulting Agreement other than those set forth in the Consulting Agreement.

         Advisory Boards. Promptly following the Effective Time, FANB shall cause certain persons who are members of the Board of Directors of MTB to be appointed or elected as members of FANB's Maury County Advisory Board of Directors, to be determined by agreement between FANB and MTB. Each such advisory director shall be paid retainers and meeting fees which, in the aggregate, on an annual basis, are no less than the retainers and meeting fees paid to members of FANB's other advisory boards (assuming all meetings were attended).

         Severance Arrangements. First American and FANB will use its reasonable efforts to provide employment opportunities in other locations of FANB in Middle Tennessee to qualified employees of MTB whose services in current MTB positions after the Effective Time are no longer necessary, and from and for twelve (12) months after the Effective Time, all employees of MTB who are terminated after the Merger will be eligible for severance benefits under FANB's severance policy, a copy of which has previously been provided to MTB.

         Indemnification; Insurance. The Agreement generally provides that, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of the Agreement, or who becomes prior to the Effective Time, a director, officer or employee of MTB (the "INDEMNIFIED PARTIES") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (a) the fact that he is or was a director, officer or employee of MTB or (b) the Agreement or any of the transactions contemplated thereby, whether in any case asserted or arising before or after the Effective Time, the parties to the Agreement agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, First American shall indemnify and hold harmless, as and to the extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonable satisfactory to them after consultation with First American, provided, however, that: (1) First American shall have the right to assume the defense thereof and upon such assumption First American shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if First American elects not to assume such defense or counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between First American and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with First American, and First American shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties; (2) First American shall in all cases be obligated pursuant to the terms of the Agreement to pay for only one firm of counsel for all Indemnified Parties; (3) First American shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and (4) First American shall have no obligation under the terms of the Agreement to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated under the terms of the Agreement is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under the terms of the Agreement, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify First American thereof, provided that the failure to so notify shall not affect the obligations of First American under this Section except to the extent such failure to notify materially prejudices First American. First American's obligations under the terms of the Agreement shall continue in full force and effect without time limit from and after the Effective Time.

         First American has also agreed that it will cause the persons serving as officers and directors of MTB immediately prior to the Effective Time to be covered for a period of three years from the Effective Time by the directors' and officers' liability insurance policy maintained by MTB (provided that First American may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall First American be required to expend on an annual basis more than 150% of the current amount expended by MTB (the "INSURANCE AMOUNT") to maintain or procure insurance coverage, and further provided that if First American is unable to maintain or obtain the insurance called for by the terms of the Agreement, MTB shall use all reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount.

         In the event First American or any of its successors or assigns (a) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (b) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors or assigns of First American assume the obligations relating to indemnification as set forth in the Agreement. The provisions of the Agreement relating to indemnification are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

                              ACCOUNTING TREATMENT

         It is intended that the Merger will be accounted for as a "pooling of interests" under generally accepted accounting principles, and the receipt of a letter from First American's independent certified public accountants to the effect that the Merger will qualify for such accounting treatment is a condition to First American's obligations to consummate the Merger.

                               REGULATORY MATTERS

         The Office of the Comptroller of the Currency. The Merger is subject to prior approval by the OCC under the Bank Merger Act, as amended (the "BMA"). The BMA requires the OCC, when approving the merger of two banks, to take into consideration the financial and managerial resources (including the competence, experience and integrity of officers, directors and principal shareholders) and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. In considering financial resources and future prospects, the OCC will, among other things, evaluate the adequacy of the capital levels of the parties to a proposed transaction.

         The BMA prohibits the OCC from approving an acquisition if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the OCC finds that the anti-competitive effects of a merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977, as amended, the OCC must take into account the record of performance of the existing institutions in meeting the credit needs of the entire community, including low-and moderate-income neighborhoods, served by such institutions.

         Applicable U.S. federal law provides for the publication of notice and public comment on applications or notices filed with the OCC and authorizes such agency to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger.

         The Merger generally may not be consummated until 30 days (which may be shortened to 15 days with the consent of the U.S. Department of Justice) following the date of OCC approval, during which time the U.S. Department of Justice may challenge the share exchange on antitrust grounds. The commencement of an antitrust action by the U.S. Department of Justice, if it occurred, would stay the effectiveness of the OCC's approval unless a court specifically ordered otherwise.

         Federal Reserve Board. First American has sought approval for its acquisition of MTB from the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended ("BHCA"). The BHCA requires the Federal Reserve Board to make the same determinations regarding financial and managerial resources, public convenience and needs, antitrust considerations and satisfaction of community credit needs with respect to the acquisition of MTB by First American that the OCC is required to make with respect to the merger, as described above. The OCC's regulations also provide public notice and opportunity for comment and to request a hearing. In addition, the acquisition of MTB by First American may not be consummated until 30 days (which may be shortened to 15 days with consent of the U.S. Department of Justice) following the date of Federal Reserve Board approval, during which time the U.S. Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action by the U.S., if it occurred, would stay the effectiveness of Federal Reserve Board's approval unless a court specifically ordered otherwise.

         Status of Regulatory Approvals and Other Information. The Federal Reserve Board approved the Merger on August 17, 1998 and the OCC approved the Merger on August 20, 1998. All required waiting periods in connection with either of the foregoing approvals will have expired before the Merger is completed.

         The Agreement provides that the obligation of each of First American and MTB to consummate the Merger is conditioned upon the receipt of all Requisite Regulatory Approvals. First American and MTB are not aware of any governmental approvals or actions that may be required for consummation of the Merger other than as described above. Should any other approval or action be required, First American and MTB currently contemplate that such approval or action would be sought.

                      RESTRICTIONS ON RESALES BY AFFILIATES

         The shares of First American Common Stock issuable to MTB Shareholders upon consummation of the Merger have been registered under the Securities Act. Such securities may be traded freely without restriction by those shareholders who are not deemed to be "affiliates" of First American or MTB, as that term is defined in the rules promulgated under the Securities Act.

         Shares of First American Common Stock received and beneficially owned by those MTB Shareholders who are deemed to be affiliates of MTB at the time of the Special Meeting may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted thereunder. Securities and Exchange Commission (the "COMMISSION") guidelines regarding qualifying for the "pooling of interests" method of accounting also limit sales of shares of the acquiring and acquired company by affiliates of either company in a business combination.

Commission guidelines also indicate that the "pooling of interests" method of accounting generally will not be challenged on the basis of sales by affiliates of the acquiring or acquired company if such affiliates do not dispose of any of the shares of the corporation they own, or shares of a corporation they receive in connection with a merger, during the period beginning 30 days before the merger is consummated and ending when financial results covering at least 30 days of post-merger operations of the combined companies have been published.

         MTB has agreed in the Agreement to use its reasonable best efforts to cause each person who is an affiliate (for purposes of Rule 145 under the Securities Act and for purposes of qualifying the Merger for "pooling of interests" accounting treatment) of MTB to deliver to First American a written agreement, in the form attached to the Agreement as Appendix F, intended to ensure compliance with the Securities Act and to preserve the ability of the Merger to be accounted for as a "pooling-of-interests."

                         INFORMATION ABOUT OUR COMPANIES

                        INFORMATION ABOUT FIRST AMERICAN

GENERAL

         First American was incorporated in Tennessee in 1968 and is registered as a bank holding company under the BHCA. First American owns all of the capital stock of FANB, a national banking association headquartered in Nashville, Tennessee; Deposit Guaranty National Bank, a national banking association headquartered in Jackson, Mississippi; Deposit Guaranty National Bank, a national banking association headquartered in Jackson, Mississippi ("DGNB"), First American Federal Savings Bank, a federal savings bank headquartered in Roanoke, Virginia; and First American Enterprises, Inc., a Tennessee corporation headquartered in Nashville, Tennessee. First American anticipates DGNB will be merged into FANB effective September 1, 1998. First American's subsidiary banks engage in lending in the following areas: commercial, consumer (amortizing mortgages and other consumer loans) and real estate (construction, commercial mortgages and other real estate loans).

         FANB owns 98.75% of the issued and outstanding capital stock of IFC Holdings, Inc. (formerly INVEST Financial Corporation), a Delaware corporation headquartered in Tampa, Florida, which is engaged in the distribution of securities, other investment products, and insurance, and 49% of the capital stock of The SSI Group, Inc., a Florida corporation headquartered in Mobile, Alabama, which is engaged in health care claims processing.

         First American coordinates the financial resources of the consolidated enterprise and maintains systems of financial, operational and administrative controls that allow coordination of selected policies and activities. First American derives its income from interest, dividends and management fees received from its subsidiaries.

         As of June 30, 1998, First American had total assets of approximately $19.1 billion, total deposits of approximately $13.6 billion and shareholders' equity of approximately $1.6 billion. The mailing address of the principal executive offices of First American is First American Center, Nashville, Tennessee 37237-0700, and the telephone number is (615) 748-2000.

PENDING ACQUISITIONS

         In addition to the Merger, First American has pending three other proposed acquisitions of financial institutions to be accounted for as poolings-of-interests.

         First American has entered into an Agreement and Plan of Merger dated April 21, 1998 to acquire Peoples Bank, Dickson, Tennessee ("PEOPLES"). As of June 30, 1998, Peoples operated six branches in Dickson and Houston Counties, Tennessee, and had approximately $136 million in assets, $118 million in deposit liabilities and $16.8 million in stockholders' equity. This transaction is expected to be consummated by the beginning of the fourth quarter of 1998.

         First American has entered into an Agreement and Plan of Merger dated May 28, 1998 to acquire Pioneer Bancshares, Inc ("PIONEER"). As of June 30, 1998, Pioneer operated through its depository institution subsidiaries 34 branches in the Chattanooga, Tennessee metropolitan area and Northern Georgia, and had approximately $1.0 billion in consolidated assets, $804 million in consolidated deposit liabilities and $103 million in stockholders' equity. This transaction is expected to be consummated during the fourth quarter of 1998.

         First American has entered into an Agreement and Plan of Merger dated June 9, 1998 to acquire CSB Financial Corp. ("CSB"). As of June 30, 1998, CSB operated four branches in Cheatham County, Tennessee, and had approximately $144 million in assets, $132 million in deposit liabilities and $11 million in stockholders' equity. This transaction is expected to be consummated by the beginning of the fourth quarter of 1998.

                              INFORMATION ABOUT MTB

         MTB was organized and began business in Columbia, Maury County, Tennessee in 1930. MTB is a state chartered, nonmember, Federal Deposit Insurance Corporation ("FDIC") insured commercial bank, offering a wide range of commercial banking services, including checking, savings, money market deposit accounts, certificates of deposit, and loans for consumer, commercial, agricultural and real estate purposes. MTB considers its primary market for its products and services to be individuals, professionals, and small to medium size businesses located in Maury County, Tennessee.

         MTB has its principal offices in its headquarters building at 700 North Garden Street, Columbia, Tennessee 38402, which is owned and occupied by MTB. MTB also operates six additional branches located in Columbia, Mount Pleasant, and Hampshire, Tennessee. MTB owns all of these branch locations. ATMs are located at the Shadybrook Branch, Northside Branch, and Mt. Pleasant Branch. MTB operates two additional ATMs located in the Maury County Regional Hospital and at the Highway 412/Highway 31 Texaco Station. As of June 30, 1998, MTB's total assets were about $225 million, deposits were about $190 million and shareholders' equity was about $30 million See "ADDITIONAL INFORMATION CONCERNING MTB."

                   MANAGEMENT AND OPERATIONS AFTER THE MERGER

         Following the consummation of the Merger, the current directors and executive officers of First American will continue to be the directors and executive officers of First American and the current directors and executive officers of FANB will continue to be the directors and executive officers of FANB.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

MARKET PRICES

         First American Common Stock is listed on the NYSE under the symbol "FAM." Prior to July 1, 1998, First American Stock was authorized for quotation on the Nasdaq National Market System ("NASDAQ") under the trading symbol "FATN." As of August 24, 1998, First American Common Stock was held of record by approximately 15,371 persons. The following table sets forth the high and low closing sale prices of the First American Common Stock as reported by the NYSE or Nasdaq.

                                             FIRST AMERICAN CLOSING SALES PRICES
                                             -----------------------------------
                                                  HIGH                  LOW
                                                ---------            ---------
YEAR ENDED DECEMBER 31, 1996:
    First Quarter                               $   24.25            $   21.19
    Second Quarter                                  22.81                21.06
    Third Quarter                                   24.13                20.38
    Fourth Quarter                                  29.38                23.88
YEAR ENDED DECEMBER 31, 1997:
    First Quarter                                   34.63                28.00
    Second Quarter                                  40.00                29.63
    Third Quarter                                   50.13                38.00
    Fourth Quarter                                  55.38                43.75
YEAR ENDED DECEMBER 31, 1998:
    First Quarter                                   49.00                44.00
    Second Quarter                                  54.31                43.44
    Third Quarter (through August 24, 1998)         50.75                40.25

         MTB Common Stock is not listed or quoted on any securities exchange or any quotation system. Due to the lack of an active trading market, MTB does not have information available regarding specific high and low sale prices for all transactions in MTB Common Stock or the range of high and low bid quotations for the MTB Common Stock. For the period from January 1, 1996 to the date of this Prospectus/Proxy Statement, $175 per share is the lowest price, and $200 per share is the highest price, at which MTB Common Stock has been transferred of which management of MTB is aware.

DIVIDENDS

         The following table sets forth dividends declared per share of First American Common Stock and MTB Common Stock, respectively, for the periods indicated. The ability of either First American or MTB to pay dividends to its respective shareholders is subject to certain restrictions. See "--Supervision and Regulation of First American and MTB."

                                                         FIRST AMERICAN
                                                           DIVIDENDS(a)      MTB DIVIDENDS
                                                           -----------       -------------

YEAR ENDED DECEMBER 31, 1996:
    First Quarter                                           $    .140           $   1.10
    Second Quarter                                               .155               1.10
    Third Quarter                                                .155               1.10
    Fourth Quarter                                               .155               1.10
YEAR ENDED DECEMBER 31, 1997:
    First Quarter                                                .155               1.15
    Second Quarter                                               .200               1.15
    Third Quarter                                                .200               1.15
    Fourth Quarter                                               .200               1.15
YEAR ENDED DECEMBER 31, 1998:
    First Quarter                                                .200               1.20
    Second Quarter                                               .250               1.20
    Third Quarter (through August 24, 1998)                      .250(b)              --

(a) Cash dividends represents the dividends declared by First American without any effect given to the acquisition of Deposit Guaranty Corp.

(b) First American will pay this dividend on August 31, 1998 to holders of First American Common Stock on August 14, 1998.

              SUPERVISION AND REGULATION OF FIRST AMERICAN AND MTB

GENERAL

         As a registered bank holding company, First American is subject to the supervision of, and to regular inspection by, the Federal Reserve Board. MTB is a Tennessee state chartered bank subject to regulation, supervision and examination by the TDFI. The bank subsidiaries of First American are organized as national banking associations, which are subject to regulation, supervision and examination by the OCC. First American owns a federal savings bank subject to supervision, regulation and examination by the Official Thrift Supervision (the "OTS"). The deposits of each of the banking subsidiaries of First American are insured, up to applicable limits, by the FDIC, which maintains back-up enforcement authority over each institution. In addition to banking laws, regulations and regulatory agencies, First American and its subsidiaries and affiliates and MTB are subject to various other laws and regulations and supervision and examination by other regulatory agencies, all of which, directly or indirectly, affect the operations and management of First American and MTB and their ability to make distributions. The following discussion summarizes certain aspects of those laws and regulations that affect First American and MTB. To the extent statutory or regulatory provisions or proposals are described, the description is qualified in its entirety by reference to the particular statutory or regulatory provision or proposal. Supervision and regulation of bank holding companies and their subsidiaries are intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, not for the protection of bank holding company shareholders or creditors. Further information on the supervision and regulation of First American and its subsidiaries may be found in First American's Annual Report on Form 10-K for the year ended December 31, 1997, as amended. See "ADDITIONAL INFORMATION--Where You Can Find More Information." For further information on the supervision and regulation of MTB, see "ADDITIONAL INFORMATION CONCERNING MTB -- Supervision and Regulation."

         The activities of First American and those of companies which First American controls or in which it holds more than 5% of the voting stock are limited to banking, managing or controlling banks, furnishing services to or performing services for their subsidiaries or any other activity which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. Generally, bank holding companies, such as First American, are required to obtain prior approval of the Federal Reserve Board to engage in any new activity or to acquire more than 5% of any class of voting stock of any company. The activities of MTB generally are limited to the business of banking as defined by Tennessee banking laws and applicable federal laws and regulations.

         Bank holding companies like First American are also required to obtain the prior approval of the Federal Reserve Board before acquiring more than 5% of any class of voting stock of any bank that is not already majority-owned by the bank holding company. Under the Tennessee Bank Structure Act, no bank holding company, whether incorporated in Tennessee or elsewhere, may acquire any bank in Tennessee that has been in operation for less than five years, or organize a new bank in Tennessee, except in the case of certain interim bank mergers and acquisitions of banks in financial difficulty. Under Tennessee law pertaining to bank mergers, banks in separate counties in Tennessee that have been in operation for at least five years may merge. Banks with principal offices in the same county may merge without regard to the five-year aging requirement. Under these provisions, First American could in the future acquire banks in Tennessee that have been in operation for five years, but may not form or acquire a new bank in any Tennessee county other than Davidson County, in which the main office of FANB is located. MTB has been in existence more than five years.

         Pursuant to the Riegle-Neal Banking and Branching Efficiency Act of 1994 (the "INTERSTATE BANKING AND BRANCHING ACT") bank holding companies generally can acquire banks in states other than their home states without regard to the permissibility of such acquisitions under state law. The Interstate Banking and Branching Act also authorizes banks with different home states to merge across state lines, unless the home state of a participating institution has passed legislation prior to June 1, 1997 explicitly prohibiting interstate branching within that state. No states in which First American's banking subsidiaries are located passed such legislation.

         Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any such proposals or bills being enacted and the impact they might have on First American, its subsidiaries and MTB cannot be determined at this time.

CAPITAL AND OPERATIONAL REQUIREMENTS

         The Federal Reserve Board, the OCC, the OTS and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States bank holding companies and federally insured depository institutions. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth. The Federal Reserve Board risk-based guidelines applicable to bank holding companies define a two-tier capital framework. Tier 1 capital generally consists of common and qualifying preferred shareholders' equity, less goodwill, certain intangibles and other adjustments. Tier 2 capital consists of subordinated and other qualifying debt, and the allowance for credit losses up to 1.25% of risk-weighted assets. The sum of Tier 1 and Tier 2 capital less investments in unconsolidated subsidiaries represents qualifying total capital, at least 50% of which must consist of Tier 1 capital. Risk-based capital ratios are calculated by dividing Tier 1 and total capital by risk-weighted assets. For purposes of calculating risk-weighted assets, assets and off-balance sheet exposures are assigned to one of four categories of risk weights, based primarily on relative credit risk. The minimum Tier 1 risk-based capital ratio is 4% and the minimum total risk-based capital ratio is 8%. First American's Tier 1 and total risk-based capital ratios under these guidelines at June 30, 1998 were 9.52% and 11.49% respectively.

         The leverage ratio is determined by dividing Tier 1 capital by adjusted average total assets. Although the stated minimum ratio is 3%, most banking organizations are required to maintain ratios of at least 100 to 200 basis points above 3%. First American's leverage ratio at June 30, 1998 was 7.49%. First American Federal Savings Bank is subject to similar capital requirements adopted by the OTS. Under the OTS capital guidelines, a savings association is required to maintain tangible capital of at least 1.5% of tangible assets, core (leverage) capital of at least 3% of the association's adjusted total assets and risk-based capital of at least 8% of risk-weighted assets.

         The other U.S. federal banking agencies have established risk-based and leverage capital guidelines for federally-insured banks and thrifts that are substantially similar to the Federal Reserve Board's capital guidelines for bank holding companies. At June 30, 1998, MTB and each of the depository institution subsidiaries of First American was in compliance with these applicable federal capital adequacy guidelines.

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective U.S. federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan in order for the capitalization plan to be accepted by the appropriate bank regulator. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness related generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

         The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, Tier 1 risk-based capital and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized, including, in the most severe cases, placing an institution into conservatorship or receivership. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of a least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, or 3% in some cases. Under these guidelines, MTB and each of the banking subsidiaries of First American was considered well capitalized as of June 30, 1998.

         Banking agencies have also adopted final regulations which mandate that regulators take into consideration concentrations of credit risk and risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. That evaluation will be made as a part of the institution's regular safety and soundness examination. Banking agencies have adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance sheet position) in the determination of a bank's capital adequacy.

         Distributions. First American derives funds for cash distributions to its shareholders from a variety of sources, including cash and temporary investments. The primary source of such funds, however, is dividends received from its banking subsidiaries. Under applicable law, the national banking subsidiaries of First American may not pay a dividend, without the prior approval of the OCC, if the total of all dividends declared in any calendar year exceeds the total of its net profits of the preceding two calendar years, less any required transfers to surplus or to a fund for the retirement of any preferred stock. In addition, federal savings associations must provide the OTS with at least 30 days' notice prior to declaring a dividend and are subject to other OTS regulations governing capital distributions. As a Tennessee-chartered bank, MTB's ability to pay dividends is subject to the rules and regulations of the TDFI governing the amount of dividends which may be paid to shareholders, the manner in which dividends are paid, and the methods, if any, by which capital stock and surplus may be retired and reduced. See "ADDITIONAL INFORMATION CONCERNING MTB -- Description of MTB Capital Stock." Each of First American's banking subsidiaries and MTB is prohibited from paying a dividend if thereafter such entity would fail to maintain capital within regulatory minimums. The appropriate U.S. federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of the bank or bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

         Federal Reserve Board policy provides that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company's capital needs, asset quality and overall financial condition.

         In addition to the foregoing, the ability of MTB, First American, and First American's banking subsidiaries to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under FDICIA, as described above. The right of First American, its shareholders and its creditors to participate in any distribution of the assets or earnings of its subsidiaries is further subject to the prior claims of creditors of its subsidiaries, and the right of shareholders of MTB to participate in any distribution of the assets or earnings of MTB is further subject to the prior claims of creditors of MTB.

         "Source of Strength" Policy; Cross-Guarantee Liability. According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. Under the cross-guarantee provisions of the Federal Deposit Insurance Act, in the event of a loss suffered or anticipated by the FDIC--either as a result of default of a banking or thrift subsidiary of a bank holding company such as First American or related to FDIC assistance provided to a subsidiary in danger of default--the other banking subsidiaries of such bank holding company may be assessed for the FDIC's loss, subject to certain exceptions.

ENFORCEMENT POWERS OF THE BANKING AGENCIES

         The U.S. federal and state banking agencies have broad enforcement powers over bank holding companies and their subsidiaries, as well as over banks that are not part of a holding company structure and the subsidiaries of such banks, including, in the case of the federal agencies, the power to terminate deposit insurance, impose substantial fines and other civil penalties and, in the most severe cases, to appoint a conservator or receiver for a depository institution. Failure to maintain adequate capital or to comply with applicable laws, regulations and supervisory agreements could subject MTB, First American or First American's subsidiaries to these enforcement provisions.

                          FIRST AMERICAN CAPITAL STOCK

FIRST AMERICAN COMMON STOCK

         General. First American is authorized to issue 200,000,000 shares of First American Common Stock, of which 106,865,039 shares were outstanding as of August 24, 1998. First American Common Stock is listed on the NYSE under the symbol "FAM." As of August 24, 1998, 20,026,615 shares of First American Common Stock were reserved for issuance under various employee benefit plans of First American or otherwise, pursuant to the First American Dividend Reinvestment and Stock Purchase Plan and pursuant to that certain agreement (the "CHARTER FEDERAL AGREEMENT") by and between First American and Charter Federal Savings Bank in connection with certain litigation with the U.S. Government with respect to the treatment of supervisory goodwill. After taking into account the shares reserved as described above and the number of shares expected to be issued in the Merger and the other Proposed Transactions, the number of authorized shares of First American Common Stock available for other corporate purposes as of August 24, 1998 was approximately 63,608,346.

         Voting and Other Rights. The holders of First American Common Stock are entitled to one vote per share, and, in general, assuming the presence of a quorum, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and each First American Shareholder entitled to vote in such election is entitled to vote each share of stock for as many persons as there are directors to be elected. In elections for directors, such shareholders do not have the right to cumulate their votes (unless action is taken to provide otherwise by charter amendment, which action management does not currently intend to propose). In general, (i) amendments to the First American Charter must be approved by each voting group entitled to vote separately thereon by a majority of the votes entitled to be cast by that voting group, if the amendment would create dissenter's appraisal rights as to that group, and otherwise by a majority of the votes cast thereon; (ii) a merger or share exchange required to be approved by the First American Shareholders must be approved by each voting group entitled to vote separately thereon by a majority of the votes entitled to be cast by that voting group; and (iii) the dissolution of First American, or the sale of all or substantially all of the property of First American other than in the usual and regular course of business, must be approved by a majority of all votes entitled to be cast thereon.

         In the event of liquidation, holders of First American Common Stock would be entitled to receive pro rata any assets legally available for distribution to First American Shareholders with respect to shares held by them, subject to any prior rights of any First American preferred stock (as described below) then outstanding.

         First American Common Stock does not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All the outstanding shares of First American Common Stock are, and upon issuance the shares of First American Common Stock to be issued to MTB Shareholders will be, validly issued, fully paid and nonassessable.

         First Chicago Trust Company of New York acts as transfer agent and registrar for First American Common Stock.

         Distributions. The holders of First American Common Stock are entitled to receive such dividends or distributions as the First American Board may declare out of funds legally available for such payments. The payment of distributions by First American is subject to the restrictions of Tennessee law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have preferential rights superior to the rights of the holders of its common stock. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock. Share dividends, if any are declared, may be paid from authorized but unissued shares.

         The ability of First American to pay distributions is affected by the ability of its banking subsidiaries to pay dividends. The ability of such banking subsidiaries, as well as of First American, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines. See "INFORMATION ABOUT OUR COMPANIES--Supervision and Regulation of First American and MTB."

FIRST AMERICAN PREFERRED STOCK

         First American has authorized 2,500,000 shares of preferred stock, without par value, and may issue such preferred stock in one or more series, each with such preferences, limitations, designations, conversion rights, voting rights (not to exceed one vote per share), distribution rights, voluntary and involuntary liquidation rights and other rights as it may determine. First American has designated 300,000 shares of First American $2.375 Cumulative Preferred Stock and 1,250,000 shares of First American Series A Junior Preferred Stock. As of the date of this Prospectus/Proxy Statement, no shares of either such series of First American preferred stock were outstanding.

          COMPARATIVE RIGHTS OF SHAREHOLDERS OF FIRST AMERICAN AND MTB

         First American is a Tennessee corporation subject to the provisions of the Tennessee Business Corporations Act ("TBCA") and the Tennessee Greenmail Act (the "TGA"). MTB is a Tennessee banking corporation subject to the provisions of the TBA and the provisions of the TBCA to the extent provided in the TBA. MTB is not subject to the TGA.

BOARD OF DIRECTORS

         Size. The First American Charter and the First American By-Laws provide that the size of the First American Board shall consist of not fewer than nine nor more than 27 directors, the exact number to be determined from time to time by the First American Board pursuant to a resolution adopted by a majority of the First American Board. The MTB organizational documents provide that the MTB Board shall consist of not fewer than five nor more than 25 directors, the exact number to be determined from time to time by the MTB Board pursuant to a resolution adopted by a majority of the MTB Board.

         Cumulative Voting. The TBCA provides that shareholders do not have the right to cumulate their votes unless the corporation's charter provides otherwise. Pursuant to the First American By-Laws, First American Shareholders may not cumulate their votes in the election of directors. Similarly, MTB shareholders may not cumulate their votes in the election of directors.

         Qualification of Directors. The First American By-laws provide that no person may be elected or re-elected a director after reaching the age of 70 unless the First American Board deems that election or re-election (which may be for a single additional term only) is in the best interests of First American or unless the person owns greater than 1% of the issued and outstanding shares of First American.

         Vacancies. The TBCA provides that vacancies on a board of directors may be filled by shareholders or the board of directors unless the articles of incorporation provide otherwise.

         The First American Charter and the First American By-Laws provide that any vacancy on the First American Board is to be filled only by a majority vote of directors then in office, such appointee to serve for the unexpired term of his or her predecessor or, if there is no predecessor, until the next annual meeting of shareholders. The MTB organizational documents contain substantially identical provisions regarding the filling of vacancies on the MTB Board.

         Removal. The TBCA provides that a corporation's charter can provide for removal of directors with cause by a majority of the entire board of directors. Neither the First American Charter nor the MTB organizational documents so provide.

         The First American Charter and the First American By-Laws provide for removal of directors only for cause, only at a meeting called for that purpose and only upon a vote for removal of at least 75% of the votes entitled to be cast by all holders of voting stock voting together as a single class at a meeting called for such purpose. The MTB organizational documents provide for the removal of directors with or without cause by a majority vote of the MTB Shareholders at a meeting called for such purpose.

         Nomination of Directors. Pursuant to the First American By-Laws, nominations of directors by First American Shareholders must be made in writing and given to the Secretary of First American generally not later than (i) 90 days in advance of the date on which the last annual meeting of First American Shareholders was held if the election is to be held at the current year's annual meeting or (ii) the close of business on the 15th day following the day on which notice is first given to First American Shareholders of a special meeting held to elect such directors. Neither the MTB charter or bylaws, or the TBCA, contain any special provisions for the nomination of directors; therefore, Roberts Rules of Order will apply where a nomination committee can present a slate of directors for election and any shareholder can make a motion at the shareholders' meeting to propose other nominees. Motions are taken in the order they are made and seconded.

BUSINESS COMBINATION PROVISIONS

         The Tennessee Business Combination Act provides that a party beneficially owning 10% or more of the voting power of any class or series of then outstanding shares entitled to vote generally in the election of directors of a corporation (an "INTERESTED SHAREHOLDER") cannot engage in a business combination with the corporation for a period of five years following such Interested Shareholder's share acquisition date, and may only engage in such business combination after the five year period if the transaction either (i) is approved by at least two-thirds of the voting stock of the corporation not beneficially owned by such Interested Shareholder at a meeting called for such purpose no earlier than five years after such Interested Shareholder's share acquisition date or (ii) satisfies certain fairness criteria specified in the TBCA. The Tennessee Business Combination Act exempts transactions with Interested Shareholders if the transaction is approved by the corporation's board of directors prior to the time when the person became an Interested Shareholder. The Tennessee Business Combination Act also exempts transactions with Interested Shareholders if the corporation enacts a charter amendment or bylaw by a majority vote of shareholders who have held shares for more than one year prior to the vote removing the corporation from the coverage of the Act, in which case the business combination can take effect two years after such vote. First American has not adopted a charter or by-law amendment removing First American from the coverage of the Tennessee Business Combination Act. MTB is not subject to the Tennessee Business Combination Act.

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
         MTB is not subject to the TBCA because it does not have a class of voting stock registered or traded on a national securities exchange or registered with the Commission pursuant to Section 12(g) of the Exchange Act.

         The First American Charter and the First American By-Laws contain substantially similar provisions, except that the First American Charter and the First American By-Laws require the affirmative vote of at least 75% of the votes entitled to be cast by all holders of capital stock entitled to vote in the election of directors (including the Interested Shareholder) and a majority of the votes entitled to be cast by all holders of capital stock entitled to vote in the election of directors, other than the shares beneficially owned by the Interested Shareholder.

SHAREHOLDER RIGHTS PLAN

         First American has a Rights Agreement between First American and First American Trust Company, N.A. (the "FIRST AMERICAN RIGHTS AGREEMENT"), under which holders of First American Common Stock have been and are issued certain rights (the "FIRST AMERICAN RIGHTS"), the effect of which may be to discourage certain coercive or abusive takeover tactics. Pursuant to the First American Rights Agreement, the First American Board authorized and declared a distribution of one First American Right for each outstanding share of First American Common Stock to First American Shareholders of record at the close of business on December 27, 1988 (the "RIGHTS RECORD DATE") and for each share of First American Common Stock issued by First American after the Rights Record Date but prior to the Distribution Date (as defined and described below). Accordingly, a First American Right will attach to each share of First American Common Stock issued in the Merger. Each First American Right entitles the registered holder, subject to the terms of the First American Rights Agreement, to purchase from First American one one-hundredth of a share (a "UNIT") of Series A Junior Preferred Stock of First American (the "PREFERRED STOCK"), at a purchase price of $80.00 per Unit, subject to adjustment. The First American Rights attach to all certificates representing shares of outstanding First American Common Stock, and no separate First American Rights certificates have been issued. The First American Rights will separate from the First American Common Stock, and the distribution date for the First American Rights (the "DISTRIBUTION DATE") will occur, upon the earlier of: (i) 10 days following public announcement (the date of the announcement being the "STOCK ACQUISITION DATE") that a person or group of affiliated or associated persons (other than First American, any subsidiary of First American or any employee benefit plan of First American or such subsidiary) has acquired, obtained the right to acquire, or otherwise obtained the beneficial ownership of 20% or more of the then outstanding shares of the First American Common Stock, or (ii) 10 days following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of the then outstanding shares of the First American Common Stock. As soon as practicable after the Distribution Date, First American Rights certificates would be mailed to holders of record of the First American Common Stock as of the close of business on the Distribution Date and, thereafter, the separate First American Rights certificates alone would represent the First American Rights.

         Until a First American Right is exercised, the holder thereof has no rights as a shareholder of First American, including the right to vote or to receive dividends. Once the First American Right is exercised, however, each Unit of Preferred Stock will have one vote, voting together as a single class with the First American Common Stock.

         The First American Rights Agreement also provides First American Shareholders certain rights in the following situations. In the event that (i) a person becomes the beneficial owner of 20% or more of the then outstanding shares of First American Common Stock or (ii) during the pendency of any tender or exchange offer for First American Common Stock or prior to the expiration of 20 business days (or such later date as a majority of the independent directors may determine) after the date such tender or exchange offer is terminated or expires, a person becomes the beneficial owner of 10% or more of the then outstanding shares of First American Common Stock (unless the 10% beneficial ownership results from certain limited circumstances specified in the First American Rights Agreement), then, in each case, each holder of a First American Right will thereafter have the right to receive, upon exercise, First American Common Stock having a value equal to two times the exercise price of the First American Right.

         In addition, in the event that, at any time following the Stock Acquisition Date, (i) First American is acquired in a merger or other business combination transaction (with certain limited exceptions specified in the First American Rights Agreement) and First American is not the surviving corporation;
(ii) any person effects a share exchange or merger of First American and all or part of the First American Common Stock is converted or exchanged for securities, cash or property of any other person; or (iii) 50% or more of First American's assets or earning power is sold or transferred, each holder of a First American Right (except First American Rights which previously have been voided pursuant to the "Beneficial Ownership" provision of the First American Rights Agreement) shall thereafter have the right to receive, upon exercise, common stock of the acquiring person having a value equal to two times the exercise price of the First American Right.

         The First American Rights are not exercisable until the Distribution Date and will expire at the close of business on December 27, 1998 (the "FINAL EXPIRATION DATE") unless earlier redeemed by First American. They may be redeemed by First American at its option, by action of a majority of the First American independent directors, at any time prior to the earlier of (i) the close of business on the Final Expiration Date or (ii) the close of business on the tenth day following the Stock Acquisition Date. The Rights may only be redeemed in whole, not in part, at a price of $.01 per First American Right

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
(the "REDEMPTION PRICE"), payable, at the election of such majority of independent directors, in cash or shares of First American Common Stock.

         On July 16, 1998, the First American Board of Directors authorized a new Rights Agreement to provide for new First American Rights (the "NEW FIRST AMERICAN RIGHTS") pursuant to a new First American Rights Agreement (the "NEW FIRST AMERICAN RIGHTS AGREEMENT") between First American and First Chicago Trust Company, as Rights Agent. Under the New First American Rights Agreement, one right ("NEW RIGHT") will be distributed for each share of First American Common Stock outstanding to First American stockholders of record on the close of business on December 28, 1998. One New Right will also be distributed for each share of First American Common Stock issued after December 28, 1998 until the distribution date for the New First American Rights ("NEW RIGHTS AGREEMENT DISTRIBUTION DATE"). The New Rights Agreement Distribution Date will occur upon the earliest of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "ACQUIRING PERSON") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of First American Common Stock (the "STOCK ACQUISITION DATE"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would if consummated result in a person or group beneficially owning 20% or more of such outstanding shares of First American Common Stock, subject to certain limitations (or, if later, the date of receipt of any required regulatory approvals or approvals of the stockholders of such person or group for such tender or exchange offer), or (iii) 10 business days after the Board of Directors of First American shall declare any Person to be an "ADVERSE PERSON," upon a determination that such person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of Common Stock (provided that any such determination shall not be effective until such Person has become the beneficial owner of 10% or more of the outstanding shares of First American Common Stock), including consultation with such persons as such directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or would cause First American to change its strategic direction under circumstances where the Board of Directors believes that such change is not in the best interest of First American and its stockholders, employees, customers, suppliers or other constituencies of First American and its subsidiaries, or (b) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause pressure on First American to take action or enter into a transaction or series of transactions including by causing a transaction with such person or other person, intended to provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of First American and its stockholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (c) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of First American's ability to maintain its competitive position) on the business or prospects of First American or (d) such beneficial ownership otherwise is determined to be not in the best interests of First American and its stockholders, employees, customers, suppliers, or other constituencies of the Company or its subsidiaries.

         Until the New First American Rights Agreement Distribution Date, (i) the New Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after December 28, 1998 will contain a notation incorporating the New First American Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The New Rights are not exercisable until the New First American Rights Agreement Distribution Date and will expire at the close of business on December 31, 2008, subject to extension by the Board of Directors, or unless earlier redeemed by First American as described below.

         As soon as practicable after the New First American Rights Agreement Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the New First American Rights Agreement Distribution Date and, thereafter, the separate Rights Certificates alone will represent the New Rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the New First American Rights Agreement Distribution Date will be issued with New Rights.

         In the event that the Board of Directors determines that a person is an Adverse Person or, at any time following the New First American Rights Agreement Distribution Date, a person becomes the beneficial owner of 20% or more of the then-outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive at the time specified in the New First American Rights Agreement, (x) upon exercise and payment of the exercise price, Common Stock (or, in certain circumstances, cash, property or other securities of First American) having a value equal to two times the exercise price of the New Right or (y) at the discretion of the Board of Directors, upon exercise and without payment of the exercise price, First American Common Stock (or, in certain circumstances, cash, property or other securities of First American) having a value equal to the difference between the exercise price of the New Right and the value of the consideration which would be payable under clause (x). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all New Rights that are, or (under certain circumstances specified in the New First American Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the New Rights are no longer redeemable by First American as set forth below.

         In the event that, at any time following the Stock Acquisition Date,
(i) First American is acquired in a merger, statutory share exchange or other business combination transaction in which First American is not the surviving corporation, or (ii) 50% or more of First American's assets or earning power is sold or transferred, each holder of a New Right (except New Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the New Right.

         In general, First American may redeem the New Rights in whole, but not in part, at a price of $0.01 per New Right, at any time until 10 business days following the Stock Acquisition Date. Moreover, redemption would not be permitted after 10 business days following the effective date of any declaration by the Board of Directors that any person is an Adverse Person. After the redemption period has expired, the First American's right of redemption may be reinstated if an Acquiring Person or Adverse Person reduces his beneficial ownership to less than 10% of the outstanding shares of First American Common Stock in a transaction or series of transactions not involving First American and there are no other Acquiring Persons or Adverse Persons. Immediately upon the action of the Board of Directors ordering redemption of the New Rights, the New Rights will terminate and the only right of the holders of New Rights will be to receive the $0.01 redemption price.

SHAREHOLDER MEETINGS

         Shareholder Action without a Meeting. Under the TBCA, shareholders may act by written consent if all the shareholders entitled to vote on the action consent to taking such action without a meeting. Under the TBCA, the affirmative vote of the number of shares that would be necessary to authorize or take such action at a meeting is the act of the shareholders.

         Special Meetings of Shareholders. The TBCA provides that a special meeting of shareholders may be called by a corporation's board of directors or by the persons authorized to call special meetings under the corporation's articles of incorporation and bylaws or, unless the articles of incorporation provide otherwise, by written demand of the shareholders having at least 10% of all the votes entitled to be cast on an issue to be considered at the proposed special meeting.

         Notice of Meeting. The TBCA requires a corporation to notify its shareholders with respect to each annual or special meeting no fewer than 10 and no more than 60 days before the meeting date (notice generally need be given only to shareholders entitled to vote at such meeting). Such notice need not include a description of the purpose of the annual meeting, but must include such a description if the meeting is a special meeting.

DISSENTERS' APPRAISAL RIGHTS

         Under Chapter 23 of the TBCA, shareholders of Tennessee corporations have dissenters' rights under certain circumstances. Because First American is listed on the NYSE, First American Shareholders currently do not have dissenters' appraisal rights. MTB shareholders, on the other hand, do have dissenters' rights under the TBCA. However, federal law provides that in a merger transaction, such as the Merger, involving the merger of a state chartered bank into a national bank, the shareholders of the state chartered bank shall have dissenters' rights under 12 U.S.C. ss. 215a.

CONSIDERATION OF NON-SHAREHOLDER INTERESTS BY BOARD OF DIRECTORS

         The First American Charter requires the First American Board to consider all relevant factors when evaluating whether certain proposed business combinations or certain dispositions of all or substantially all of First American or of any First American subsidiary, any offer to purchase any or all of First American's securities, any solicitation of proxies for election of directors of First American, or any similar transaction is in the best interests of First American and First American Shareholders, including: the consideration being offered in the proposed transaction in relation to the then-current market price, in relation to the then-current value of First American in a freely negotiated transaction and in relation to the First American Board's then-current estimate of the future value of First American as an independent entity; the social and economic effects on the employees, customer, suppliers and other constituents of First American and its subsidiaries and on the communities in which First American and its subsidiaries operate or are located; and the desirability of maintaining First American's independence from other entities.

CERTAIN PURCHASES OF THE CORPORATION'S SECURITIES

         The TGA provides that it is unlawful for any Tennessee corporation which has a class of voting stock registered or traded on a national securities exchange or registered with the Commission pursuant to Section 12(g) of the Exchange Act or any subsidiary of such corporation to purchase, directly or indirectly, any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of the securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock of the corporation, or, alternatively, unless the corporation makes an offer of at least equal value per share to all holders of such class. The TGA applies to purchases of First American Common Stock.

         The TGA does not apply to purchases of MTB Common Stock because MTB Common Stock is not registered or traded on a national securities exchange, nor is it registered with the Commission pursuant to Section 12(g) of the Exchange Act.

INDEMNIFICATION

         MTB. The TBCA provides in certain situations for mandatory and permissive indemnification of directors and officers. The TBCA provides that statutory indemnification is not to be deemed exclusive of any other rights to which a director seeking indemnification may be entitled; provided, however, no indemnification may be made if a final adjudication adverse to the director or officer establishes his liability (i) for any breach of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for unlawful distributions. The Bylaws of MTB provide for indemnification of directors and officers to the full extent allowed by the TBCA.

         First American. The First American Charter provides that indemnification to the full extent permitted by law for directors, officers, employees and agents of First American may be provided either directly or through insurance, and that no director of First American shall be personally liable to First American or its shareholders for monetary damages for breach of any fiduciary duty as a director to the full extent permitted by law.

         The First American By-Laws provide that First American will indemnify any Defendant in any Proceeding (other than a Proceeding by or in the right of First American) by reason of serving or having served as a director of First American (or counsel to the First American Board), an advisory director, or an officer of First American, or serving or having served at the request of the corporation in such a capacity with another entity against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, including any appeal, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of First American, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

         The First American By-Laws provide, however, that no indemnification shall be made (i) if a judgment or other final disposition adverse to the Defendant establishes his liability for intentional misconduct or knowing violation of the law or for an unlawful distribution under Tennessee law, (ii) if a judgment or other final adjudication adverse to the Defendant for breach of the Defendant's duty of loyalty to First American is based upon such Defendant gaining personal benefit or advantage to which he was not entitled, (iii) for any amounts if the Defendant is adjudged liable to First American or for any amounts paid to First American in settlement of a proceeding by or in the right of First American, or (iv) in a proceeding by First American directly (and not derivatively) for expenses, unless such proceeding is brought after a change in control of First American.

         The First American By-Laws provide that First American shall indemnify a Defendant pursuant to the By-laws unless a determination is made that the Defendant did not meet the standard of conduct therein specified. Determination of the propriety of indemnification shall be made by the First American Board acting by a quorum consisting of disinterested directors, by independent legal counsel if such a quorum is not obtainable, or, even if obtainable, if the majority of a quorum of disinterested directors so directs, or by the First American Shareholders.

         The First American By-Laws provide that, subject to certain procedural requirements, First American shall pay expenses reasonably incurred in any Proceeding (other than a Proceeding brought by First American directly unless that action follows a change in control) in advance of the final disposition of the matter if the Defendant undertakes to repay such amount in the event that such Defendant is ultimately determined not to be entitled to indemnification, unless a quorum of disinterested directors or independent legal counsel directed by the First American Board (in the event that such a quorum is not obtainable) reasonably and promptly determines in a written opinion that indemnity is not proper under the terms of the First American By-Laws.

         The First American By-Laws provide that the indemnity provision contained therein are additional to, and not limitations on, any other rights to which a Defendant seeking indemnification may be entitled under law, agreement, insurance policy, or otherwise. The First American By-Laws provide that the corporation may indemnify and advance expenses to any employee or agent of First American who is not a director or officer (and his heirs, executors and administrators) to the same extent as to a director or officer if the First American Board determines that to do so is in First American's best interests. The First American By-laws provide that First American may purchase insurance coverage for the purpose of indemnifying the directors, officers, employees and agents of First American and its subsidiaries regardless of whether such entity would have had the power or the obligation to indemnify such person against such liability under the provisions discussed above.

AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS

         The First American Charter provides that altering, amending or repealing the provisions of the First American Charter relating to (including changes to provisions that would have the effect of permitting action inconsistent with or in circumvention of such provisions relating to) the First American Board (including, with respect to directors, the number, term length, classification, removal and procedure for filling vacancies) and certain business combinations with Interested Shareholders requires (i) the affirmative vote of at least 75% of the votes entitled to be cast by all holders of voting stock voting as a single class and (ii) a majority of the votes entitled to be cast by all holders of voting stock, other than shares of voting stock which are beneficially owned by an Interested Shareholder, if any.

                      ADDITIONAL INFORMATION CONCERNING MTB
GENERAL

         MTB was organized and began business in Columbia, Maury County, Tennessee in 1930. MTB is a state chartered, nonmember, FDIC insured commercial bank, offering a wide range of commercial banking services, including checking, savings, money market deposit accounts, certificates of deposit, and loans for consumer, commercial, agricultural and real estate purposes. MTB considers its primary market for its products and services to be individuals, professionals, and small to medium size businesses located in Maury County, Tennessee.

PROPERTIES

         MTB has its principal offices in its headquarters building at 700 North Garden Street, Columbia, Tennessee 38402, which is owned and occupied by MTB. MTB also operates six additional branches located in Columbia, Mount Pleasant, and Hampshire, Tennessee. MTB owns all of these branch locations. ATMs are located at the Shadybrook Branch, Northside Branch, and Mt. Pleasant Branch. MTB operates two additional ATMs located in the Maury County Regional Hospital and at the Highway 412/Highway 31 Texaco Station.

COMPETITION

         All phases of MTB's banking activities are highly competitive. MTB competes actively with four regional and one community bank, as well as finance companies, credit unions, brokerage firms and other financial institutions located in its service area.

         Based on information from the Maury County Chamber of Commerce, in 1996, Maury County was the fifth fastest growing county in the state. Based on population growth from 1990 to 1994, a 16.6% increase, it was the fourth fastest growing county. The following demographic and economic facts provide a basic barometer of Maury County growth and business activity here:

            - 1996 Population (Maury County):  66,683
            - 1995 Labor force 37,011
            - 1995 Unemployment rate 5.8%
            - Manufacturing Units 91
            - Average Annual Manufacturing Employment: 11,463
            - Number of Farms (1992): 1506
            - Average Size of Farms (1992): 163
            - Total Value of Agricultural Products (1992):  $25,872,000
            - Per Capita Personal Income: $17,275 (17th in the State)
            - 1995 Sales Tax Collections (Maury County): $49,960,000
            - 1995 Building Permits (Columbia, Mt. Pleasant, Spring Hill): 315

CUSTOMERS

         It is the opinion of management that there is no single customer or affiliated group of customers whose deposits, if withdrawn, would have a materially adverse effect on the business of MTB.

LOANS AND LOAN REVIEW

         MTB offers various types of secured and unsecured commercial, consumer, agricultural, and real estate loans. Loans are generally made to customers who also have other relationships with MTB. Most loans made by MTB are secured. MTB also makes mortgage loans which are funded in the secondary market. This funding helps MTB compete in the mortgage loan origination business without incurring significant interest rate risk normally associated with long maturity mortgage loans funded with traditional bank deposits.

         MTB has an established written loan policy for loan officers regarding the types, maturities, security requirements, pricing, and loan to value ratios in the case of real estate loans, to which each loan officer is expected to adhere. In addition, each loan officer is provided a maximum loan limit authority. Loans for an amount in excess of an officer's authority or those which would require an exception to MTB's loan policy must be approved by higher authorities within the bank including other officers and the Board of Directors.

         Loans are reviewed periodically by personnel who have no authority other than loan review. This process is utilized by MTB to grade the bank's loans and determine the adequacy of MTB's loan loss reserve.

ASSET/LIABILITY MANAGEMENT

         The Asset/Liability management committee is comprised of senior MTB officers who are charged with managing the bank's assets and liabilities. This committee is responsible for providing reasonable growth of assets, earnings, adequate liquidity and return on assets and shareholders' equity as well as adequacy of capital resources at the level of interest rate risk deemed acceptable . To meet these objectives, the committee monitors MTB's progress with the annual budget approved by the Board of Directors. The Committee reports monthly to the Board explaining variances between budget and actual results and the reasons therefor as well as management's course of action in light of any budget variances.

LEGAL PROCEEDINGS

         The nature of its business generates a certain amount of litigation against MTB involving matters arising in the ordinary course of business. No legal proceedings are currently pending.

"YEAR 2000" INFORMATION SYSTEM ISSUES

         The term "Year 2000 issue" refers to the necessity of converting computer information systems such that such systems recognize more than two digits to identify a year in any given date field, and are thereby able to differentiate between years in the twentieth and twenty-first centuries ending with the same two digits (e.g. 1900 and 2000). This issue affects not only MTB, but virtually all companies, organizations and governments worldwide that use computer information systems. The Middle Tennessee Bank is addressing the "Year 2000 issue" with the appointment of a "Year 2000 Review Team". The purpose of the team is to endeavor to see that the Bank is:

         -        Aware of Year 2000 concerns

         - Addressing internal systems, vendor systems, computer-to computer interfaces, impact upon customers with related changes to contracts, forms disclosures, etc.

         -        Staying abreast of Year 2000 developments.

         - Working closely with technology professions and encouraging vendors to give serious attention to the issue

         - Ensuing that all new products, services, applications and systems are Year 2000 compliant.

         - Monitoring, and addressing, potential failures by suppliers, customers, and vendors.

         - Ensuring that procedures are in place on December 31, 1998, to allow a full year's testing

         To address the Year 2000 issue, MTB has adopted broad-based approaches designed to encompass their total systems and non-systems environments. This approach includes the development of a conversion time line, costs budget, resource allocation, and independent verification of each system's capacity to properly recognize dates following such conversion.

         To prepare for this event, Unisys Corporation was engaged by management of MTB to assess MTB's hardware as it pertained to the date changes for the year 2000. This company physically checked each PC in MTB and ran a "Year 2000" verification program. Application software residing on each PC was inventoried where possible. Letters from each software provider indicating compliance with "Year 2000" rollover were recorded and documented within these findings. As for the Information Technology Inc. core banking applications, MTB will upgrade to the latest release provided. In addition a complete testing of the mainframe core banking applications was performed in June 1998. This testing took the bank through four updates into the year 2000. Totals were verified and were correct. All reports generated during the testing have been backed up for storage. Each new software and hardware acquisition will be tested by a "Year 2000" committee person. MTB also is implementing a renovation phase and validation phase for this project in compliance with the Interagency Statement dated May 5, 1997.

         MTB expects to be substantially Year 2000 compliant by the end of 1998. Management anticipates that internally-developed and third-party provided applications will be tested for compliance by year end 1998. The costs of its overall Year 2000 initiatives have not yet been finally determined, but are not expected to exceed the budgeted amount of $100,000.

SUPERVISION AND REGULATION

         MTB is subject to extensive regulation under state and federal statutes and regulations. The discussion in this section, which briefly summarizes certain of such statutes, does not purport to be complete, and is qualified in its entirety by reference to such statutes. Other state and federal legislation and regulations directly and indirectly affecting banks and other financial institutions may be enacted or implemented in the future; however, such legislation and regulations and their effect on the business of MTB cannot be predicted.

         MTB is incorporated under the laws of the State of Tennessee, as amended, and is subject to the applicable provisions of that law including the Tennessee Banking Act ("TBA"). As a state banking corporation, MTB is subject to the supervision of the TDFI and to regular examination by that agency. In addition, MTB is a member of the FDIC and its deposits are insured by the FDIC. Therefore, MTB is subject to examination and regulation by the FDIC and is subject to the applicable provisions of federal law including the Federal Deposit Insurance Act ("FDIA") .

         MTB also is subject to regulation respecting the maintenance of certain minimum capital levels (see "MTB's Management's Discussion and Analysis--Capital Resources--Liquidity), and MTB is required to file annual reports and such additional information as the TBA and FDIC regulations require. MTB is also subject to certain restrictions on loan amounts, interest rates, "insider" loans to officers, directors and principal shareholders, tie-in arrangements, and transactions with affiliates, as well as many other matters (see further discussions below). Strict compliance at all times with state and federal banking laws is required.

         In December 1991, FDICIA was enacted, which substantially revises the bank regulatory and funding provisions of the FDIA and makes revisions to several other federal banking statutes. Among other things, FDICIA requires the federal banking regulators to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. In addition, an institution that is not well capitalized is generally prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market and also may not be able to "pass through" insurance coverage for certain employee benefit accounts. FDICIA also requires the holding company of any undercapitalized depository institution to guarantee, in part, certain aspects of such depository institution's capital plan for such plan to be acceptable. FDICIA contains numerous other provisions, including new accounting, audit and reporting requirements, termination of the "too big to fail" doctrine except in special cases, limitations on the FDIC's payment of deposits at foreign branches, new regulatory standards in such areas as asset quality, earnings and compensation and revised regulatory standards for, among other things, powers of state banks, real estate lending and capital adequacy. FDICIA also requires that a depository institution provide 90 days prior notice of the closing of any branches.

         Under the Community Reinvestment Act ("CRA"), as implemented by FDIC regulations, banks have a continuing and affirmative obligation consistent with their safe and sound operation to help meet the credit needs of their entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the FDIC, in connection with its examination of banks, to assess the companies' record of meeting the credit needs of its communities and to take such record into account in its evaluation of certain applications by such institution. The FIRREA amended the CRA to require public disclosure of an institution's CRA rating and to require that the FDIC provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system in lieu of the then existing five-tiered numerical rating system. MTB is subject to these regulations.

         Tennessee law contains limitations on the interest rates that may be charged on various types of loans. The maximum permissible rates of interest on most commercial and consumer loans made by MTB are governed by Tennessee's general usury law and the Tennessee Industrial Loan and Thrift Companies Act ("INDUSTRIAL LOAN ACT"). Certain other usury laws affect limited classes of loans, but the laws referenced above are by far the most significant. Tennessee's general usury law authorizes a floating rate of 4% per annum over the average prime or bases commercial loan rate, as published by the Federal Reserve Board from time to time, subject to an absolute 24% per annum limit. The Industrial Loan Act authorizes an interest rate of 24% per annum and also allows certain loan charges, generally on a more liberal basis than does the general usury law.

         The operations of banks are also affected by various consumer laws and regulations, including those relating to equal credit opportunity and regulation of consumer lending practices. All state-chartered banks in Tennessee must become and remain insured banks under the FDIA.

         The U.S. federal and state banking agencies have broad enforcement powers over banks and their subsidiaries, including, in the case of the federal agencies, the power to terminate deposit insurance, impose substantial fines and other civil penalties and, in the most severe cases, to appoint a conservator or receiver for a depository institution. Failure to maintain adequate capital or to comply with applicable laws, regulations and supervisory agreements could subject MTB to these enforcement provisions.

         Subject to certain exceptions, the TBA and the federal Change in Bank Control Act, together with regulations thereunder, require State and FDIC approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring "control" of a bank, such as MTB. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank. Control is rebuttably presumed to exist if a person acquires 10% or more but less than 25% of any class of voting securities and either the bank has registered securities under Section 12 of the Exchange Act or no other person will own a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenge of the rebuttable control presumption.

         Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "INTERSTATE BANKING AND BRANCHING ACT"), bank holding companies may acquire banks in states other than their home states without regard to the permissibility of such acquisitions under state law, but subject to any state requirement that the bank has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the bank holding company, prior to or following the proposed acquisition, controls no more than 10% of the total amount of deposits of insured depository institutions in the United States and less than 30% of such deposits in that state (or such lesser or greater amount set by state law). The Interstate Banking and Branching Act also authorizes banks to merge across state lines, thereby creating interstate branches. This provision, which became effective June 1, 1997, allowed each state, prior to the effective date, the opportunity to "opt out" of this provision, thereby prohibiting interstate branching within that state. Tennessee did not adopt legislation to "opt out" of the interstate branching provisions.

         FDIC regulations have adopted certain portions of the Federal Reserve Act which places restrictions on a bank's loans or extensions of credit to, purchases of or investments in the securities of, and purchases of assets from an affiliate, a bank's loans or extensions of credit to third parties collateralized by the securities or obligations of an affiliate, the issuance of guarantees, acceptances, and letters of credit on behalf of an affiliate, and certain bank transactions with an affiliate, or with respect to which an affiliate acts as agent, participates, or has a financial interest. Furthermore, a bank and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

EFFECT OF GOVERNMENTAL POLICIES

         MTB is affected by the policies of regulatory authorities, including the Federal Reserve System. An important function of the Federal Reserve System is to regulate the national money supply. Among the instruments of monetary policy used by the Federal Reserve are: purchases and sales of U.S. Government securities in the marketplace; changes in the discount rate, which is the rate any depository institution must pay to borrow from the Federal Reserve; and changes in the reserve requirements of depository institutions. These instruments are effective in influencing economic and monetary growth, interest rate levels and inflation.

         The monetary policies of the Federal Reserve System and other governmental policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Because of changing conditions in the national economy and in the money market, as well as the result of actions by monetary and fiscal authorities, it is not possible to predict with certainty future changes in interest rates, deposit levels, loan demand or the business and earnings of MTB or whether the changing economic conditions will have a positive or negative effect on operations and earnings.

         Bills are pending before the United States Congress and the Tennessee Legislature which could affect the business of MTB, and there are indications that other similar bills may be introduced in the future. It cannot be predicted whether or in what form any of these proposals will be adopted or the extent to which the business of MTB may be affected thereby.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1998 AND 1997

         The following is a discussion of MTB's financial condition as of June 30, 1998 and the results of its operations for the three and six months ended June 30, 1998, and 1997, respectively. Management's discussion and analysis is presented as a review of the major trends affecting the performance of MTB and to aid in understanding MTB's results of operations and financial condition. The following should be read in conjunction with the financial statements of MTB contained in this Prospectus/Proxy Statement and other financial information contained herein.

         To the extent that statements in this discussion relate to the plans, objectives, or future performance of MTB, these statements may be deemed to be forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and the current economic environment. Actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties.

         THE MERGER WITH FIRST AMERICAN

         On May 26, 1998, MTB entered into a definitive agreement to merge with and into FANB, a wholly-owned subsidiary of First American, in a stock-for-stock transaction. The Agreement provides that 7.768 shares of First American Common Stock will be issued in exchange for each share of MTB Common Stock on a tax-free basis. The Merger is pending regulatory and stockholder approval and is scheduled to be consummated on October 1, 1998 and will be accounted for as a pooling-of-interests. The effects of the Merger have not been reflected in the financial statements herein.

         RESULTS OF OPERATIONS

         Net income was $1,056,282 for the six months ended June 30, 1998, a decrease of $87,817 or 9% compared to the six months ended June 30, 1997. Earnings decreased primarily as a result of higher non-interest expenses. Offsetting the increase in non-interest expense was an 8% increase in net interest income of $367,679.

         Net income was $421,645 for the second quarter of 1998, a decrease of $126,558 or 23% over the second quarter of 1997. Earnings decreased primarily as a result of higher non-interest expenses. Offsetting the increase in non-interest expenses and was an 8% increase in net interest income of $177,399.

         For the six months ended June 30, 1998, net interest income increased $367,679 or 8% compared to the six months ended June 30, 1997. The provision for loan loss expense decreased $17,727 or 11% from $144,774 for the six months ended June 30, 1998 from $162,501 for the six months ended June 30, 1997. Non-interest income increased $118,481 during the six months ended June 30, 1998 compared to the six months ended June 30, 1997 and non-interest expense increased $481,425 during the six months ended June 30, 1998 compared to the six months ended June 30, 1997.

         For the quarter ended June 30, 1998, net interest income increased $177,399 or 8% compared to the second quarter of 1997. The provision for loan loss expense decreased $55,680 or 34% to $108,781 in the second quarter of 1998 from $164,461 in the second quarter of 1997. Non-interest income increased $35,979 during the second quarter of 1998 compared to the second quarter of 1997 and non-interest expense increased $483,199 or 32% during the second quarter of 1998 compared to the second quarter of 1997.

         Assets increased by $8,697,427 or 4% in 1998 and was primarily the result of deposit growth of $7,130,117 or 4% in 1998. The deposits were used to fund additional loans and investments in Federal Funds. Net loans increased $694,525 or 1% in 1998 over December 31, 1997 while Federal Funds sold increased $9,000,000 in 1998 compared with December 31, 1997.

         The following table summarizes the results of operations of MTB, on a consolidated basis for the six and three months ended June 30, 1998 and 1997.

                       Three and Six Months Ended June 30,
          (Amounts in thousands, except percentages and per share data)

                                            Three months ended June 30,                Six months ended June 30,
                                            ---------------------------                -------------------------
                                             1998                 1997                 1998                 1997
                                            ------                -----                -----                -----

Income Statement Data:
    Net interest income                     $2,392                2,215                4,735                4,368
    Provision for loan losses                  109                  164                  145                  163
    Other Income                               314                  278                  640                  522
    Other expense                            2,000                1,517                3,630                3,149
    Net income                                 421                  548                1,056                  968
    Return on average assets                   .74%                1.01%                 .95%                 .90%
    Return on average equity                  5.63%                7.90%                7.12%                6.99%

         NET INTEREST INCOME

         Net interest income for the six months ended June 30, 1998 increased 8% or $367,679 over the six months ended June 30, 1997. Interest income increased $482,909 or 6% during six months ended June 30, 1998 while interest expense increased 3% or $115,230. Interest income increased due to a growing loan portfolio and interest expense increased due growth is deposits of $7,130,117 during 1998. Net interest income was also aided by the continued repricing of both the loan and investment portfolios at a slower rate than deposit repricing.

         Net interest income in the second quarter of 1998 increased 8% or $177,399 over the second quarter of 1997. Interest income increased $264,131 or 7% during the second quarter of 1998 while interest expense increased 5% or $86,732. Interest income increased due to a growing loan portfolio and interest expense increased due growth in deposits of $7,130,117 during 1998. Net interest income was also aided by the continued repricing of both the loan and investment portfolios at a slower rate than deposit repricing as interest rates declined.

         NON-INTEREST INCOME

         Non-interest income of $640,146 increased $118,481 or 23% for the six months ended June 30, 1998 compared with the six months ended June 30, 1997. This increase is primarily the result of $350,306 in service charges on deposit accounts in 1998 compared to $292,061 in service charges on deposit accounts in 1997.

         Other income of $314,070 increased $35,979 or 13% in the second quarter of 1998 from the second quarter of 1997. This increase is primarily the result of $203,453 in service charges on deposit accounts in second quarter of 1998 compared to $146,807 in service charges on deposit accounts in the second quarter of 1997.

         NON-INTEREST EXPENSES

         Other expenses of $2,000,466 in the second quarter of 1998 increased $483,199 or 32% over the second quarter of 1997. The increase is the result of increased salary and employee benefits expense of $322,599 and increased occupancy expense of $39,810. The increase in salary and employee benefits expense was due to normal salary increases and the addition of new employees, and an increase in employee bonuses.

         In 1997, MTB developed a plan to deal with the Year 2000 problem and began converting its computer systems to be Year 2000 compliant. The plan provides for the conversion efforts to be completed by the end of 1998, with a full year of testing performed by that date. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. The total cost of the project is not expected to be significant to MTB's financial position or earnings, and is being funded through operating cash flows. MTB will expense all costs associated with these system changes as the costs are incurred.

         INCOME TAXES

         During the second quarter of 1998 income tax expense was $175,341 compared to $262,924 in the second quarter of 1997. MTB's provision for income taxes differs from the amounts computed by applying the statutory rates because of tax-exempt interest income, state income taxes, and other miscellaneous items.

         ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses approximated 1.38% of outstanding loans at June 30, 1998 compared to 1.50% at December 31, 1997 due to provisions in excess of charge-offs as well as loan growth. The allowance decreased to $1,335,201 at June 30, 1998 from $1,441,077 at December 31, 1997. MTB experienced net charge-offs on loans of approximately $311,000 for the six months ended June 30, 1998.

         Management believes that the allowance for loan losses is adequate to provide for potential loan losses, based on information available and conditions prevailing at the date of determination of the allowance. However, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

         Specific reserves have been established for specifically identified problem loans where management considers losses to be likely. A general reserve has been established by management to provide for loans considered to be potential problems as well as for future problem loans which are currently unidentified.

         ASSET QUALITY

         The following table summarizes nonperforming assets and allowance for loan losses data as of June 30, 1998, December 31, 1997 and June 30, 1997:

                                                          June 30, 1998         December 31, 1997        June 30, 1997
                                                       -------------------    --------------------    --------------------
                                                       Amount   % of Loans    Amount    % of Loans    Amount    % of Loans
                                                       ------   ----------    ------    ----------    ------    ----------
                                                                      (Amount in thousands, except percentages)
Non-accrual loans                                      $1,821      1.88%     $   2,309      2.39%     $1,909      1.97%
Restructured loans-not in compliance with modified
terms                                                      --        --             --        --          --        --
Other real estate owned                                    22       .02             --        --          82       .08
                                                       ------      ----      ---------      ----      ------      ----
Total nonperforming assets                             $1,843      1.90%     $   2,309      2.39%     $1,991      2.06%
                                                       ======      ====      =========      ====      ======      ====
Loans past due 90 days or more and
  still accruing interest                              $   24       .02%     $      14       .01%     $   30       .03%
                                                       ======      ====      =========      ====      ======      ====
Allowance for loan losses to period end loans             .38%                    . 50%                 1.49%
                                                       ======                =========                ======

         The following table summarizes loan balances at June 30, 1998 and June 30, 1997 and changes in the allowance for loan losses arising from loans charged off by loan category, recoveries on loans previously charged off by loan category, and additions to the allowance which have been charged to operating expense.

                                                                    Three Months                             Six  Months
                                                                    Ended June 30                            Ended June 30
                                                                    -------------                            -------------
                                                              1998                 1997                 1998                 1997
                                                            --------             --------             --------             --------
                                                                         (dollar amounts are presented in thousands)
Amount of net loans outstanding at end of period            $ 96,775             $ 89,176             $ 96,775             $ 89,176
Allowance for loan loses at beginning of period                1,404                1,249                1,441                1,215
Loans charged off                                                248                  162                  345                  173
Recoveries of loans previously charged off                       (70)                 (23)                 (94)                (129)
                                                            --------             --------             --------             --------
     Net loans charged off (recovered)                           178                   79                  251                   44
Provision for loan losses                                        109                  164                  145                  163
                                                            --------             --------             --------             --------
Allowance for loan  losses, end of period                   $  1,335             $  1,334             $  1,335             $  1,334
                                                            ========             ========             ========             ========

         LIQUIDITY AND INTEREST RATE SENSITIVITY

         Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs and the ability to fund these commitments. Interest rate sensitivity management seeks to maintain consistent and acceptable net interest spreads and to enhance growth of net interest income through periods of changing interest rates.

         MTB seeks to meet day-to-day liquidity needs through management of the cash and federal funds accounts. Short-term liquidity is maintained by the management of funds invested in short-term instruments such as federal funds sold. Long-term liquidity is maintained through the management of investment securities and the loan portfolio in conjunction with adding to the core deposit base through the procurement of additional funds from depositors or through money market instruments.

         CAPITAL RESOURCES AND ADEQUACY

         There are various measures of capital adequacy for banks and bank holding companies such as risk-based capital guidelines and the leverage ratio. At June 30, 1998, MTB's regulatory capital and the required minimums under existing regulations are as follows:

                              Actual           Required
                              Capital        Minimum Amount
                              -------        --------------
Tier 1 risk-based              28.6%             4.00%
Total risk-based               29.8%             8.00%

COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1996

         The following is a discussion of MTB's financial condition as of December 31, 1997 and December 31, 1996 and the results of its operations for the years ended December 31, 1997, 1996, and 1995 respectfully. Management's discussion and analysis is presented as a review of the major trends affecting the performance of MTB and to aid in understanding

MTB's results of operations and financial condition. The following should be read in conjunction with the financial statements of MTB contained in this Prospectus/Proxy Statement and other financial information contained herein.

         To the extent that statements in this discussion relate to the plans, objectives, or future performance of MTB, these statements may be deemed to be forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and the current economic environment. Actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties.

         RESULTS OF OPERATIONS

         MTB reported net income of $2,058,107 for the year ended December 31, 1997, a decrease of $20,144 or 1% from 1996. Earnings decreased primarily as a result of higher non-interest expenses. Offsetting the 10% increase in non-interest expenses was a 7% increase in net interest income of $574,084.

         For the year ended 1997, net interest income increased $574,084 or 7% compared to 1996. The provision for loan loss expense increased $214,686 or 67% to $537,049 in 1997 from $322,363 in 1996. Non-interest income increased $33,394 during 1997 compared to 1996 and non-interest expense increased $574,533 during 1997 compared to 1996.

         Assets declined by $549,064 or .25% in 1997 and was primarily the result of deposit run-off of $2,250,632 or 1% in 1997. Due to economic conditions and the interest rate environment, deposits were funneled into higher yielding investment products. Net loans increased $13,841,529 or 17% in 1997 over 1996 while investments decreased $14,539,317 or 12% in 1997 over 1996.

         The following table summarizes the results of operations of MTB, on a consolidated basis for the years ended December 31, 1997, 1996, and 1995.

                                                     Years Ended December 31
                                           ------------------------------------------
                                            1997              1996              1995
                                           ------            ------            ------
                                  (Amounts in thousands, except percentages and per share data)
Income Statement Data:
      Net interest income                  $8,997            $8,423            $8,546
      Provision for loan losses               537               322               170
      Non-interest income                   1,077             1,044               943
      Non-interest expense                  6,481             5,906             5,353
      Net income                            2,058             2,078             2,643
      Return on average assets               1.21%              .95%              .95%
      Return on average equity               9.25%             7.72%             8.28%

         NET INTEREST INCOME

         Net interest income in 1997 increased 7% or $574,084 over 1996. Interest income increased $401,228 or 3% during 1997 while interest expense decreased 2% or $172,856. Interest income increased due to a growing loan portfolio and interest expense decreased due to the declining interest rate environment and due to the continued maturity of high priced fixed rate deposits. Net interest income was also aided by the continued repricing of both the loan and investment portfolios at a slower rate than deposit repricing.

         NON-INTEREST INCOME

         Non-interest income of $1,077,339 increased $33,394 or 3% in 1997 from 1996. This increase is primarily the result of $586,782 in service charges on deposit accounts in 1997 compared to $532,032 in service charges on deposit accounts in 1996.

         NON-INTEREST EXPENSES

         Non-interest expenses of $6,480,677 in 1997 increased $574,533 or 10% over 1996. The increase is the result of increased salary and employee benefits expense of $123,695 and increased occupancy expense of $547,824 relating to depreciation of newly acquired equipment. The increase in salary and employee benefits expense was due to normal salary increases and the addition of new employees. These increases were offset by decreases of $33,027 in professional fees, $27,476 in supplies expenses, $33,760 in postage and $51,065 in advertising costs.

         INCOME TAXES

         During 1997 income tax expense was $998,341 compared to $1,159,938 in 1996. MTB's provision for income taxes differs from the amounts computed by applying the statutory rates because of tax-exempt interest income, state income taxes, and other miscellaneous items. The effective income tax rates for 1997 and 1996 were 32.7% and 35.8% respectively.

         ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses approximated 1.50% of outstanding loans at December 31, 1997 compared to 1.48% at December 31, 1996 due to provisions in excess of charge-offs. The allowance increased to $1,441,077 at December 31, 1997 from $1,214,813 at December, 1996. MTB experienced net charge-offs on loans of approximately $311,000 for the year ended December 31, 1997.

         Management believes that the allowance for loan losses is adequate to provide for potential loan losses, based on information available and conditions prevailing at the date of determination of the allowance. However, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

         Specific reserves have been established for specifically identified problem loans where management considers losses to be likely. A general reserve has been established by management to provide for loans considered to be potential problems as well as for future problem loans which are currently unidentified.

         ASSET QUALITY

         The following table summarizes nonperforming assets and allowances for loan losses data as of December 31, 1997 and December 31, 1996:

                                            December 31, 1997        December 31, 1996
                                          ---------- ----------     --------------------
                                          Amount     % of Loans     Amount    % of Loans
                                          ------     ----------     ------    ----------
                                           (Amounts in thousands, except percentages)
Non-accrual loans                         $2,309        2.39%       $1,795       1.85%
Restructured loans--not in
 compliance with modified terms               --          --            --         --
Other real estate owned                       --          --            81        .08
                                          ------        ----        ------       ----
Total nonperforming assets                $2,309        2.39%       $1,876       1.94%
                                          ======        ====        ======       ====
Loans past due 90 days or more and
 still accruing interest                  $   24         .02%       $   19        .02%
                                          ======        ====        ======       ====
Allowance for loan losses to period
 end loans                                  1.50%                     1.48%
                                          ======                      ====

         The following table summarizes loan balances at the end of 1997 and 1996 and changes in the allowance for loan losses arising from loans charged off by loan category, recoveries on loans previously charged off by loan category, and additions to the allowance which have been charged to operating expense.

                                                                  Years ended December 31,
                                                             --------------------------------
                                                               1997                    1996
                                                             --------                --------
                                                       (dollar amounts are presented in thousands)

Amount of net loans outstanding at end of year               $ 96,200                $ 82,132
                                                             ========                ========
Allowance for loan loses at beginning of year                   1,215                $  1,080

Loans charged off                                                 550                     366

Recoveries of loans previously charged off:                      (239)                   (179)
                                                             --------                --------
     Net loans charged off                                        311                     187

Provision for loan losses                                         537                     322

Allowance for loan  losses, end of year                      $  1,441                   1,215
                                                             ========                ========

         LIQUIDITY AND INTEREST RATE SENSITIVITY

         Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs and the ability to fund these commitments. Interest rate sensitivity management seeks to maintain consistent and acceptable net interest spreads and to enhance growth of net interest income through periods of changing interest rates.

         MTB seeks to meet day-to-day liquidity needs through management of the cash and federal funds accounts. Short-term liquidity is maintained by the management of funds invested in short-term instruments such as federal funds sold. Long-term liquidity is maintained through the management of investment securities and the loan portfolio in conjunction with adding to the core deposit base through the procurement of additional funds from depositors or through money market instruments.

         CAPITAL RESOURCES AND ADEQUACY

         There are various measures of capital adequacy for banks and bank holding companies such as risk-based capital guidelines and the leverage ratio. At December 31, 1997, MTB's regulatory capital and the required minimums under existing regulations are as follows:

                                    Actual Capital      Required Minimum Amount
                                    --------------      -----------------------
Tier 1 risk-based                       28.20%                    4.00%
Total risk-based                        29.40%                    8.00%

         INFLATION

         Inflation impacts the growth in total assets in the banking industry and causes a need to increase equity capital at higher than normal rates to meet capital adequacy requirements. MTB copes with the effects of inflation through effectively managing its interest rate sensitivity gap position, by periodically reviewing and adjusting its pricing of services to consider current costs, and through retainage of net income.

EARNINGS PERFORMANCE FOR 1996 VERSUS 1995

         The previous discussion concentrated on MTB's 1997 results of operations and financial condition. The following discussion recaps MTB's results of operations for 1996 compared to 1995.

         MTB reported net income of $2,078,251 for the year ended December 31, 1996, a decrease of $564,972 or 21% over 1995. Earnings decreased primarily as a result of decreased net interest income and higher non-interest expenses. Offsetting the decrease in non-interest expense and net interest income was an 11% increase in non-interest income of $100,533.

         For the year ended 1996, net interest income decreased $122,948 or 1% compared to 1995. The provision for loan loss expense increased $152,384 or 90% to $322,363 in 1996 from $169,979 in 1995. Non-interest income increased $100,533 during 1996 compared to 1995 and non-interest expense increased $553,520 during 1996 compared to 1995.

         NET INTEREST INCOME

         Net interest income in 1996 decreased 1% or $122,948 over 1995. Interest income increased $114,761 or 1% during 1996 while interest expense increased 3% or $237,709. Interest income increased due to a growing loan portfolio and interest expense increased due to the interest rate environment.

         NON-INTEREST INCOME

         Other income of $1,043,945 increased $100,533 or 11% in 1996 from 1995. This increase is primarily the result of $532,032 in service charges on deposit accounts in 1996 compared to $499,217 in service charges on deposit accounts in 1995.

         NON-INTEREST EXPENSES

         Other expenses of $5,906,144 in 1996 increased $553,520 or 10% over 1995. The increase is the result of increased salary and employee benefits expense of $225,007 and increased occupancy expense of $395,812 relating to depreciation of newly acquired equipment. The increase in salary and employee benefits expense was due to normal salary increases and the addition of new employees. These increases were offset by decreases of $95,397 in FDIC insurance costs and $60,159 in professional fees.

         During 1996 income tax expense was $1,159,938 compared to $1,323,285 in 1995. MTB's provision for income taxes differs from the amounts computed by applying the statutory rates because of tax-exempt interest income, state income taxes, and other miscellaneous items. The effective income tax rates for 1996 and 1995 were 35.8% and 33.4% respectively.

                                MANAGEMENT OF MTB

DIRECTORS AND EXECUTIVE OFFICERS

         The following table provides certain information regarding Directors and Executive Officers of MTB.

                                                                                             PRINCIPAL OCCUPATION FOR
         NAME                      AGE                POSITIONS                    SINCE         PREVIOUS 5 YEARS
         ----                      ---                ---------                    -----         ----------------
Norman Harris                       62            Director, Exec VP                 1956              Banker
Gail Ervin                          39            Sr. VP                            1983              Banker
Beverly Douglas, Jr.                71            Chairman                          1959              Banker
Edward D. Green                     48            Director, President, CEO          1976              Banker
H. Allen Harlan                     39            Sr. VP                            1984              Banker
Mark W. Hines                       36            CFO, Sr. VP                       1984              Banker
Betty H. Lala                       58            Sr. VP                            1990              Banker
Georgia Wilburn                     58            Sr. VP                            1959              Banker
James W. Burt                       75            Director                          1941              Retired Banker
Joe Gilliam                         73            Director                          1979              Farmer
Andy Hunter                         68            Director                          1964              Farmer
James H. Jones, Jr.                 75            Director                          1976              Retired Banker
W. H. Pigg                          75            Director                          1968              Retired Businessman
John C. Porter                      59            Director                          1997              Owner Porter/Walker
James M. Rippey, Jr.                36            Director                          1991              Owner Rippey Auto Parts
James F. Russell, Jr.               67            Director                          1964              Farmer
Dr. Paul Sands                      67            Director                          1985              Ret. Pres. CSCC
Larry Vining                        52            Director                          1991              Owner Turner Osborne
Frank Walker                        76            Director                          1971              Real Estate Dev.
H. P. Woody                         73            Director                          1971              Ret. Maury Farmer Coop

         No director of MTB is related to any other director except Mr. Beverly Douglas, Jr. who is the first-cousin of the wife of Mr. Edward D. Green. No director of MTB is a director or executive officer of another bank holding company, bank, savings and loan association, or credit union. The following is a brief description of the business experience of the executive officers of MTB.

         Beverly Douglas, Jr., is the Chairman of the Board of MTB. He was elected Chairman of the Board in 1988, and was previously elected president in 1970. He graduated from Princeton University and Vanderbilt Law School. He served in the U.S. Naval Reserve during the Korean War and practiced law in Nashville and Columbia until joining MTB in 1959.

         Edward D. Green, is the President, Chief Executive Officer and a Director of MTB. He joined the bank in 1976 as a Vice President, was appointed to the Board of Directors in 1978, and became President in 1988. He graduated from the Georgetown University School of Foreign Service and LSU School of Banking of the South.

         Norman Harris is the Executive Vice President and a Director of MTB. He joined the bank in January 1956. His present position is Executive Vice President, and he served as Vice President-Cashier prior to his current position. He graduated from Santa Fe High School and LSU Banking School of the South, and his other education included American Institute of Banking courses. He assumed the position of Secretary to the Board of Directors, October 1970 and was elected to the Board of Directors in January 1975.

         Mark W. Hines is the Senior Vice President and Chief Financial Officer of MTB. He joined the bank in September 1984. He served as Vice
President/Director of Marketing prior to his current position. He graduated from Middle Tennessee State University with a Bachelors Degree in Business Administration, and obtained a Masters in Business Administration from Belmont University and LSU Graduate School of Banking of the South.

         Gail Ervin is a Senior Vice President of MTB. She joined the bank in May 1979. Her present position is Senior Vice President of Operations and Technology, and she served as Vice President prior to her current position. She graduated from Columbia State Community College with an Associates Degree of Applied Science. Her other education includes LSU Graduate School of Banking of the South.

         H. Allen Harlan is a Senior Vice President of MTB. He joined the bank in June 1984. His present position is Senior Vice President/Chief Lending Officer, and he served as Vice President prior to his current position. He graduated from University of Tennessee, Knoxville with a Bachelors Degree in Agriculture Economics and LSU Graduate School of Banking of the South.

         Betty H. Lala is a Senior Vice President of MTB. She joined MTB in 1990. Her present position is Senior Vice President/Retail Administration Officer, and she served as Assistant Vice President prior to her current position. She graduated from Lewis County High School. Her other education includes Austin Peay University, University of New Orleans and American Institute of Banking courses

         Georgia Wilburn is a Senior Vice President of MTB. She joined the bank in September 1959. Her present position is Senior Vice President/Compliance Officer, and she served as Vice President prior to her current position. She graduated from Central High School, LSU Graduate School of Banking of the South and Tennessee Banking School. Her other education includes Columbia State Community College, Columbia Business College, and American Institute of Banking courses.

TRANSACTIONS WITH MANAGEMENT

         MTB has and expects to have in the future banking and other business transactions in the ordinary course of its banking business with directors, officers, and 10% beneficial owners of MTB and their affiliates, including members of their families or corporations, partnerships, or other organizations in which such officers or directors have a controlling interest, on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. Any such banking transactions will not involve more than the normal risk of collectibility nor present other unfavorable features to MTB.

SECURITIES LAW LIMITATIONS

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of MTB, MTB has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

THE MTB BOARD AND ITS COMMITTEES

         Directors of MTB and MTB are elected annually and each director holds office until his or her successor is elected and qualified. Committees of the board of MTB, their duties, and their members include:

         Loan Review Committee:
         ----------------------
         Reviews all loans and lines greater than $50,000. Also reviews all letters of credit. Members:
              James W. Burt
              James H. Jones
              Georgia Wilburn (Senior Vice President/Loan Review Officer)

         Finance Committee:
         ------------------
         Reviews all new loans weekly.  Members:
              James H. Jones, Jr.
              Andy Hunter
              H. P. Woody

         Audit Committee:
         ----------------
         Reviews the internal audit function and examinations of the bank.
         Members:
              James W. Burt
              James H Jones, Jr.
              James M. Rippey, Jr.
              Larry Vining
              Frank Walker

EXECUTIVE COMPENSATION

         The Summary Compensation Table provides information for the years indicated about the Chief Executive Officer ("CEO") and the other four most highly compensated officers of MTB. No other officers of MTB received compensation in excess of $100,000 for the year ended December 31, 1997.

                                                                    SUMMARY COMPENSATION TABLE
                                   ---------------------------------------------------------------------------------------
                                        ANNUAL COMPENSATION ($)
                                   ---------------------------------       OTHER ANNUAL      INCENTIVE         ALL OTHER
NAME AND PRINCIPAL POSITION        YEAR         SALARY         BONUS       COMPENSATION     PLAN PAYOUTS      COMPENSATION
---------------------------        ----         ------         -----       ------------     ------------      ------------
Edward D. Green                    1997      $100,993.23        -0-            -0-               -0-              -0-
Edward D. Green                    1996      $ 96,926.30        -0-            -0-               -0-              -0-
Edward D. Green                    1995      $ 95,319.54        -0-            -0-               -0-              -0-

COMPENSATION OF DIRECTORS

         During 1997, each non-officer director received $400 per board meeting attended. Directors are also compensated for committee meetings at the rate of $50 per meeting attended.

                          OWNERSHIP OF MTB COMMON STOCK

         As of the MTB Record Date, MTB's records indicated the following number of shares were beneficially owned by:

(I) ALL PERSONS WHO OWN BENEFICIALLY 5% OR MORE OF THE MTB COMMON STOCK:

                                                         AMOUNT AND NATURE OF BENEFICIAL
                                                                    OWNERSHIP
         NAME AND ADDRESS OF BENEFICIAL OWNER                   (NUMBER OF SHARES)                   PERCENT OF CLASS
         ------------------------------------                    ----------------                    ----------------
Beverly Douglas, Jr.                                                 21,150(1)(2)                       14.1667%
Columbia, Tennessee
Perre C. MacFarland Magness                                          14,956                              9.9706%
Memphis, Tennessee
Coleman Douglas Helme                                                10,337(2)                           6.4180%
Nashville, Tennessee
Lonsdale M. Green                                                    22,220(3)                          14.8133%
Columbia, Tennessee
Frances F. Douglas Corzine                                            9,558(4)                           6.3720%
Nashville, Tennessee

(1) Beverly Douglas, Jr. owns 14,064 shares directly, 3,266 shares as Trustee under the Will of Beverly Douglas, 2,710 shares through his wife, Zara P. Douglas, 182 shares as custodian for Josephine Tatayama, 53 shares as custodian for Franklin Tatayama, 53 shares as custodian for Anna Bruestle, 53 shares as custodian for Stephen Bruestle, 53 shares as custodian for Thomas Bruestle, 53 shares as custodian for Rachel Brewer, and 53 shares as custodian for William Brewer.

(2) Beverly Douglas, Jr. and Coleman Douglas Helme are Co-Executors of the Estate of Josephine Hutton Douglas, which owns 710 shares.

(3) Lonsdale MacFarland Green owns 15,443 shares directly, 41 shares through her husband Edward D. Green (President, CEO and a director of MTB), 75 shares as custodian for Lonsdale M. Green (her daughter), 3,368 shares as trustee of the Andrew Green Trust (her son), and 3,293 shares as trustee of Lonsdale M. Green Trust, for a total of 22,220 shares.

(4) Frances F. Douglas Corzine owns 7,448 shares directly, 1,055 shares as custodian for Douglas Brooks Corzine and 1,055 shares as custodian for Zara Frierson Corzine.

(II) EACH PERSON WHO IS A DIRECTOR OR A NAMED EXECUTIVE OFFICER OF MTB:

                                                               AMOUNT AND NATURE OF
                                                               BENEFICIAL OWNERSHIP
         NAME AND ADDRESS OF BENEFICIAL OWNER                   (NUMBER OF SHARES)                   PERCENT OF CLASS
         ------------------------------------                    ----------------                    ----------------
Norman Harris                                                             147                                .0980%
Columbia, Tennessee

Gail Ervin                                                                  5                                .0033%
Columbia, Tennessee

Mark W. Hines                                                              33                                .0220%
Columbia, Tennessee

Bevery Douglas, Jr.(1)(2)                                              21,250                              14.1667%
Columbia, Tennessee

Edward D. Green(3)                                                     22,220                              14.8133%
Columbia, Tennessee

H. Allen Harlan                                                           152                                .1013%
Columbia, Tennessee

Betty H. Lala                                                              20                                .0133%
Columbia, Tennessee

Georgia Wilburn                                                           170                                .1133%
Columbia, Tennessee

James W. Burt                                                           1,150                                .7666%
Columbia, Tennessee

Joe Gilliam                                                               400                                .2666%
Mt. Pleasant, Tennessee

Andy Hunter                                                               362                                .2413%
Columbia, Tennessee

James H. Jones, Jr.                                                       175                                .1166%
Mt. Pleasant, Tennessee

W. H. Pigg                                                                111                                .0740%
Columbia, Tennessee

John C. Porter                                                              0                                    0%
Columbia, Tennessee

James M. Rippey, Jr.                                                    1,734                                1.156%
Columbia, Tennessee

James F. Russell, Jr.                                                     201                                  .13%
Williamsport, Tennessee

Dr. Paul Sands                                                             15                                  .01%
Mt. Pleasant, Tennessee

Larry Vining                                                               10                                  .01%
Columbia, Tennessee

Frank Walker                                                            1,155                                .7700%
Columbia, Tennessee

H. P. Woody                                                               350                                .2333%
Columbia, Tennessee

(III)    OFFICERS AND DIRECTORS AS A GROUP:                            49,660                              33.1070%

(1) Beverly Douglas, Jr. owns 14,064 shares directly, 3,266 shares as Trustee under the Will of Beverly Douglas, 2,710 shares through his wife, Zara P. Douglas, 182 shares as custodian for Josephine Tatayama, 53 shares as custodian for Franklin Tatayama, 53 shares as custodian for Anna Bruestle, 53 shares as custodian for Stephen Bruestle, 53 shares as custodian for Thomas Bruestle, 53 shares as custodian for Rachel Brewer, and 53 shares as custodian for William Brewer.

(2) Beverly Douglas, Jr. and Coleman Douglas Helme are Co-Executors of the Estate of Josephine Hutton Douglas, which owns 710 shares.

(3) Edward D. Green owns 41 shares directly, 15,443 through his wife Lonsdale Macfarland Green, 75 shares where his wife is custodian for Lonsdale M. Green (his daughter), 3,368 shares where his wife is trustee of the Andrew Green Trust (his son), and 3,293 shares where his wife is trustee of the Lonsdale M. Green Trust, for a total of 22,220 shares.

DESCRIPTION OF MTB CAPITAL STOCK

         MTB is authorized by its charter (the "CHARTER") to issue a maximum of 150,000 shares of MTB Common Stock, of which 150,000 were outstanding at June 25, 1998.

         The holders of MTB Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Cumulative voting is not allowed. Holders of MTB Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the MTB Board out of funds legally available therefore and, in the event of liquidation, dissolution or winding up of MTB, will be entitled to share ratably in all assets remaining after payment of liabilities. However, the declaration and payment of dividends by the MTB Board shall be subject to the rules and regulations of the TDFI governing the amount of dividends which may be paid to shareholders, the manner in which dividends are paid, and the methods, if any, by which capital stock and surplus may be retired and reduced. Holders of MTB Common Stock have preemptive rights with respect to issuance of additional shares of MTB Common Stock. Holders of MTB Common Stock have no right to convert their MTB Common Stock into any other securities. All outstanding shares of MTB Common Stock are fully paid and nonassessable.

                             ADDITIONAL INFORMATION

                          DISSENTERS' APPRAISAL RIGHTS

         MTB shareholders are entitled to dissenters' rights under the National Bank Act. Section 215a of the National Bank Act provides that an MTB shareholder wishing to perfect his or her right to dissent from the Merger must either vote against the Merger or give notice in writing, to the presiding officer, at or prior to the meeting of MTB shareholders to vote on the transaction, that the shareholder dissents from the Merger. Such a dissenting shareholder shall be entitled to receive the value of the shares so held when such Merger shall be approved, upon written request made to the receiving national association at any time before 30 days after the date of consummation of the Merger, accompanied by the surrender of stock certificates representing the dissenting shares.

         The value of the shares of any dissenting shareholder shall be ascertained, as of the Effective Time of the Merger, by an appraisal made by a committee of three persons composed of (1) one selected by the vote of the holders of a majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the OCC who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellate.

         If, within 90 days from the date of consummation of the Merger, for any reason one or more of the appraisers is not selected as provided in the statute, or the appraisers fail to determine the value of such shares, the OCC shall, upon written request of any interested party, cause an appraisal to be made that shall be final and binding on all the parties. The expenses of the OCC in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders, had they not requested payment, shall be sold by the receiving association at an advertised public auction and the receiving association shall have the right to purchase any of such shares at such public auction if it is the highest bidder therefor, for the purpose of reselling such shares within 30 days thereafter to such person or persons at such price not less than par as its Board of Directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such a sale price shall be paid to such dissenting shareholders.

         The foregoing summary of the applicable provisions of the National Bank Act is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to such section which is included hereto as Appendix C.

                                  LEGAL OPINION

         The legality of the First American Common Stock to be issued in connection with the Merger will be passed upon by Mary Neil Price, Esq., General Counsel of First American. As of August 24, 1998, Ms. Price beneficially owned 16,646.995 shares of First American Common Stock.

                                     EXPERTS

         The consolidated financial statements of First American Corporation and subsidiaries as of December 31, 1997 and December 31, 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The supplemental consolidated financial statements give retroactive effect to the merger of First American Corporation and Deposit Guaranty Corp. on May 1, 1998 which has been accounted for as a pooling of interests. Generally accepted accounting principles proscribe giving effect to a consummated business transaction accounted for by the pooling of interest method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation. However, they became the historical financial statements of First American Corporation and subsidiaries after financial statements covering the date of consummation of the business combination were issued.

         With respect to the unaudited interim financial information for the periods ended June 30, 1998 and 1997 and March 31, 1998 and 1997, incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for review of such information. However, their separate reports included in First American's quarterly reports on Form 10-Q for the quarters ended June 30, 1998 and March 31, 1998 and incorporated by reference herein, state that KPMG Peat Marwick LLP did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on KPMG Peat Marwick LLP's reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

         The financial statements of MTB as of December 31, 1997 and December 31, 1996, and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, also included herein, and upon the authority of said firm as experts in accounting and auditing.

         The same partner of KPMG Peat Marwick LLP is the engagement partner for both First American and MTB. First American and MTB were aware of this circumstance prior to the execution of the Agreement, and both First American and MTB have consented to KPMG Peat Marwick LLP continuing both engagements in connection with the Merger and the preparation of this Prospectus/Proxy Statement.

                                  OTHER MATTERS

         As of the date of this Prospectus/Proxy Statement, the MTB Board knows of no matters that will be presented for consideration at the Special Meeting, other than as described in this Prospectus/Proxy Statement. If any other matters should properly come before the meeting or any adjournments or postponements thereof and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the management of MTB.

                       WHERE YOU CAN FIND MORE INFORMATION

         First American has filed with the Commission a Registration Statement under the Securities Act that registers the distribution to MTB Shareholders of the shares of First American Common Stock to be issued in connection with the Merger. The Registration Statement, including the attached exhibits and schedules, contain additional relevant information about First American and the First American Common Stock. The rules and regulations of the Commission allow us to omit certain information included in the Registration Statement from this Prospectus/Proxy Statement.

         In addition, First American files reports, proxy statements and other information with the Commission under the Exchange Act. You may read and copy this information at the following locations of the SEC:

 Public Reference Room                  New York Regional Office                    Chicago Regional Office
450 Fifth Street, N.W.                    7 World Trade Center                          Citicorp Center
       Room 1024                               Suite 1300                           500 West Madison Street
Washington, D.C. 20549                  New York, New York 10048                          Suite 1400
                                                                                 Chicago, Illinois 60661-2511

         You may also obtain copies of this information by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

         The Commission also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like First American, who file electronically with the Commission. The address of that site is http://www.sec.gov.

         You can also inspect reports, proxy statements and other information about First American at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

         The Commission allows First American to "incorporate by reference" information into this Prospectus/Proxy Statement. This means that First American can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be a part of this Prospectus/Proxy Statement, except for any information that is superseded by other information that is set forth directly in this document.

         This Prospectus/Proxy Statement incorporates by reference the documents set forth below that First American has previously filed with the Commission. They contain important information about First American and its financial condition.

FIRST AMERICAN SEC FILINGS            PERIOD
--------------------------            ------

Annual Report on Form 10-K            Year ended December 31, 1997, as filed March 27, 1998

Quarterly Reports on Form 10-Q        Quarters ended:
                                      -     March 31, 1998, as filed April 30, 1998
                                      -     June 30, 1998, as filed August 11, 1998

The description of the First American
  Common Stock and the First American
  Rights contained in registration
  statements filed pursuant to
  Section 12 of the Exchange Act,
  including any amendment or reports
  filed for the purpose of updating
  that description

Current Reports on Form 8-K           Filed:
                                      -     May 11, 1998
                                      -     July 14, 1998

Annual Report on Form 11-K            Year ended December 31, 1997, as filed June 30, 1998

         First American incorporates by reference additional documents that it may file with the Commission between the date of this Prospectus/Proxy Statement and the date of the Special Meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

         First American has supplied all information contained or incorporated by reference in this Prospectus/Proxy Statement relating to First American. MTB has supplied all information contained in this Prospectus/Proxy Statement relating to MTB.

         You can obtain any of the documents incorporated by reference in this document through First American, or from the Commission through the Commission's Internet world wide web site at the address described above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this Prospectus/Proxy Statement. You can obtain documents incorporated by reference in this Prospectus/Proxy Statement by requesting them in writing or by telephone from First American at the following address:

                         Joe Powell
                         Director of Investor Relations
                         First American Corporation
                         First American Center
                         Nashville, Tennessee 37237-0700
                         Telephone (615) 748-2455

         If you would like to request documents from First American, please do so by September 17, 1998 to receive them before the Special Meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

         You should rely only on the information contained in or incorporated by reference in this Prospectus/Proxy Statement in considering how to vote your shares at the Special Meeting. Neither First American nor MTB has authorized anyone to provide you with information that is different from the information in this document. This Prospectus/Proxy Statement is dated August 25, 1998. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this Prospectus/Proxy Statement nor the issuance of First American Common Stock in the Merger shall create any implication to the contrary.

         If you live in a jurisdiction where it is unlawful for First American to offer its securities to you, this Prospectus/Proxy Statement does not constitute an offer for you to purchase or receive First American Common Stock.

         THE SHARES OF FIRST AMERICAN COMMON STOCK THAT YOU WOULD RECEIVE IN THE MERGER ARE NOT DEPOSITS OF ANY BANK AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

         This Prospectus/Proxy Statement and documents incorporated herein by reference contain certain forward-looking statements about the financial condition, results of operations and business of First American and MTB. The words "believes," "expects," "anticipates," "intends," "estimates," "plans" or similar expressions, indicate we are making forward-looking statements.

         Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The future results and shareholder value of First American may differ materially from those expressed in these forward-looking statements. Many of the factors that could influence or determine actual results are unpredictable and not within the control of First American. In addition, First American and MTB do not intend to, and are not obligated to, update these forward-looking statements after we distribute this Prospectus/Proxy Statement, even if new information, future events or other circumstances have made them incorrect or misleading as of any future date. For all of these statements, First American and MTB claim the protection of the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995.

         Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others, the following possibilities: (i) competitive pressure among financial services providers in the mid-south region of the United States or in the financial services industry generally increases significantly; (ii) interest rates change in such a way as to reduce First American's margins; (iii) general economic or monetary conditions, either nationally or regionally, are less favorable than expected, resulting in a deterioration in credit quality or a diminished demand for First American's services and products; (iv) changes in laws or government rules, or the way in which courts interpret these laws or rules, adversely affect First American's business; (v) business conditions, inflation or securities markets undergo significant change; and (vi) disruptions occur in the operations of First American or any of its subsidiaries or any other governmental or private entity as a result of the "Year 2000 Problem."

           INDEX TO FINANCIAL STATEMENTS OF THE MIDDLE TENNESSEE BANK

                                                                                                                         PAGE
                                                                                                                         ----

CONDENSED FINANCIAL STATEMENTS FOR THREE AND SIX MONTHS ENDED
    JUNE 30, 1998 AND 1997............................................................................................   F-2

    Condensed Balance Sheets - Unaudited..............................................................................   F-2

    Condensed Statements of Earnings - Unaudited......................................................................   F-3

    Condensed Statements of Cash Flows - Unaudited....................................................................   F-4

    Notes to Condensed Financial Statements...........................................................................   F-5

INDEPENDENT AUDITORS' REPORT..........................................................................................   F-7

FINANCIAL STATEMENTS FOR YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

    Balance Sheets....................................................................................................   F-8

    Statements of Earnings............................................................................................   F-9

    Statements of Changes in Stockholders' Equity.....................................................................   F-10

    Statements of Cash Flows..........................................................................................   F-11

    Notes to Financial Statements.....................................................................................   F-12

                            THE MIDDLE TENNESSEE BANK

                            Condensed Balance Sheets

                       June 30, 1998 and December 31, 1997

                                                                      JUNE 30               DECEMBER 31
                                                                        1998                   1997
                                                                    ------------            -----------
                                                                     (unaudited)
                        ASSETS

Cash and cash equivalents:
     Cash and due from banks                                        $ 10,808,713              9,271,369
     Federal funds sold                                               10,500,000              1,500,000
                                                                    ------------            -----------

           Total cash and cash equivalents                            21,308,713             10,771,369

Investment securities available for sale                             101,223,978            103,878,188

Loans receivable                                                      96,868,377             96,307,737
     Less: unearned discounts and net deferred loan fees                  93,373                107,382
           allowance for loan losses                                   1,335,201              1,441,077
                                                                    ------------            -----------

              Loans receivable, net                                   95,439,803             94,759,278
Accrued interest receivable                                            1,908,384              2,030,532
Income taxes receivable                                                  212,484                 59,492
Premises and equipment, net                                            4,603,197              4,910,540
Other assets                                                             630,858                220,591
                                                                    ------------            -----------

             Total assets                                           $225,327,417            216,629,990
                                                                    ============            ===========

                  LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Deposits                                                       $189,522,746            182,392,629
     Notes payable                                                     3,188,252              2,303,323
     Accrued interest payable                                          1,297,171                966,092
     Accrued expenses and other liabilities                              547,612                238,503
     Deferred income taxes, net                                          220,139                517,613
                                                                    ------------            -----------

           Total liabilities                                         194,775,920            186,418,160
                                                                    ------------            -----------

Stockholders' equity:
     Common stock                                                      1,500,000              1,500,000
     Additional paid in capital                                        1,500,000              1,500,000
     Retained earnings                                                26,799,699             26,103,417
     Unrealized gain on securities available for sale                    751,798              1,108,413
                                                                    ------------            -----------

           Total stockholders' equity                                 30,551,497             30,211,830
                                                                    ------------            -----------
           Total liabilities and stockholders' equity               $225,327,417            216,629,990
                                                                    ============            ===========

            See accompanying notes to condensed financial statements.

                            THE MIDDLE TENNESSEE BANK

                        Condensed Statements of Earnings

                Three and Six months ended June 30, 1998 and 1997

                                   (Unaudited)

                                                             THREE MONTHS ENDED           SIX MONTHS ENDED
                                                        --------------------------     -----------------------
                                                            1998           1997          1998          1997
                                                        -----------      ---------     ---------     ---------
Interest income:
    Loans, including fees                               $ 2,340,082      2,030,834     4,601,110     3,950,957
    Investment securities:
      Taxable                                             1,656,747      1,813,173     3,309,064     3,708,005
      Nontaxable                                             80,944        117,907       225,383       183,998
    Federal funds sold                                      202,053         53,781       285,649        95,337
                                                        -----------      ---------     ---------     ---------
         Total interest income                            4,279,826      4,015,695     8,421,206     7,938,297

Interest expense:
    Deposits                                              1,841,168      1,763,568     3,603,745     3,495,439
    Notes payable                                            46,495         37,363        82,036        75,112
                                                        -----------      ---------     ---------     ---------
         Total interest expense                           1,887,663      1,800,931     3,685,781     3,570,551
                                                        -----------      ---------     ---------     ---------
         Net interest income                              2,392,163      2,214,764     4,735,425     4,367,746

Provision for loan losses                                   108,781        164,461       144,774       162,501
                                                        -----------      ---------     ---------     ---------
         Net interest income after provision for
            loan losses                                   2,283,382      2,050,303     4,590,651     4,205,245
                                                        -----------      ---------     ---------     ---------
Non-interest income:
    Service charges on deposit accounts                     203,453        146,807       350,306       292,061
    Commissions                                              (2,133)        31,882        65,905        65,462
    Gains on sales of investment securities                      --             --            --            --
    Other income                                            112,750         99,402       223,935       164,142
                                                        -----------      ---------     ---------     ---------
         Total non-interest income                          314,070        278,091       640,146       521,665
                                                        -----------      ---------     ---------     ---------
Non-interest expenses:
    Compensation and benefits                             1,084,332        761,733     1,895,113     1,581,182
    Occupancy and equipment                                 489,719        449,909       908,257       931,918
    Professional fees                                        19,500         19,500        39,000        39,000
    Supplies                                                 37,602         46,750       101,788        81,225
    Postage                                                  49,615         29,178        99,827        68,566
    Advertising                                              51,161         37,912        96,872        83,838
    FDIC insurance                                           33,976         27,743        61,566        62,177
    Other                                                   234,561        144,542       427,932       301,024
                                                        -----------      ---------     ---------     ---------
         Total non-interest expenses                      2,000,466      1,517,267     3,630,355     3,148,930
                                                        -----------      ---------     ---------     ---------
Earnings before income taxes                                596,986        811,127     1,600,442     1,577,980

Income tax expense                                          175,341        262,924       544,160       609,515
                                                        -----------      ---------     ---------     ---------
         Net earnings                                   $   421,645        548,203     1,056,282       968,465
                                                        ===========      =========     =========     =========
Basic earnings per share                                $      2.81           3.65          7.04          6.46
                                                        ===========      =========     =========     =========
Diluted earnings per share                              $      2.81           3.65          7.04          6.46
                                                        ===========      =========     =========     =========

Dividends per share
Weighted average shares outstanding - basic                 150,000        150,000       150,000       150,000
                                                        ===========      =========     =========     =========
Weighted average shares outstanding - fully diluted         150,000        150,000       150,000       150,000
                                                        ===========      =========     =========     =========

            See accompanying notes to condensed financial statements.

                            THE MIDDLE TENNESSEE BANK

                       Condensed Statements of Cash Flows

                         Six months ended June 30, 1998

                                   (Unaudited)

                                                                                               1998              1997
                                                                                           ------------      ------------
Cash flows from operating activities:
   Net earnings                                                                            $  1,056,282           968,465
   Adjustments to reconcile net earnings to net cash provided by operating activities:
       Depreciation and amortization of premises and equipment                                  480,000           503,364
       Accretion of deferred loan origination fees                                               65,949            54,380
       Accretion of discounts, net of amortization of premiums                                 (325,836)          (55,624)
       Provision for loan losses                                                                144,774          (162,501)
       Deferred income tax benefit                                                              (78,903)           17,515
       Stock dividends on Federal Home Loan Bank stock                                          (30,900)          (27,800)
       Decrease in other assets                                                                (410,267)          (39,059)
       Increase in accrued interest receivable                                                  122,148           (35,560)
       Decrease in accrued interest payable                                                     331,079           313,445
       Decrease in income taxes payable                                                        (152,992)          (40,956)
       Increase  in accrued expenses and other liabilities                                      309,109           248,293
                                                                                           ------------      ------------
             Net cash provided by operating activities                                        1,510,443         1,743,962
                                                                                           ------------      ------------

Cash flows from investing activities:
   Purchases of investment securities available for sale                                    (25,231,736)      (12,151,927)
   Proceeds from maturities of investment securities available for sale                      10,880,000        11,000,000
   Proceeds from calls of investment securities available for sale                            9,715,801         4,582,230
   Principal repayments on investment securities available for sale                           7,071,797         3,906,941
   Net increase in loans                                                                       (891,248)       (6,815,677)
   Purchases of premises and equipment, net                                                    (172,759)         (229,394)
                                                                                           ------------      ------------
             Net cash provided  by investing activities                                       1,371,855           292,173
                                                                                           ------------      ------------
Cash flows from financing activities:
   Net increase in deposits                                                                   7,130,117         1,229,630
   Repayments on notes payable                                                                  884,929           (69,062)
   Cash dividends paid                                                                         (360,000)         (345,000)
                                                                                           ------------      ------------
             Net cash used by financing activities                                            7,655,046           815,568
                                                                                           ------------      ------------

             Net increase in cash and cash equivalents                                       10,537,344         2,851,703
Cash and cash equivalents at beginning of year                                               10,771,369        10,646,043
                                                                                           ------------      ------------
Cash and cash equivalents at end of year                                                   $ 21,308,713      $ 13,497,746
                                                                                           ============      ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the period for:
       Interest                                                                               3,354,702         3,257,106
       Income taxes                                                                        $    697,192           650,471
                                                                                           ============      ============
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
   Change in unrealized gain on securities available for sale                                   218,571            33,610
   Foreclosure of loans                                                                    $         --      $         --
                                                                                           ============      ============

            See accompanying notes to condensed financial statements.

                            THE MIDDLE TENNESSEE BANK

                     Notes to Condensed Financial Statements



(1)      BASIS OF PRESENTATION

         The financial statements of The Middle Tennessee Bank (the "Bank") have been prepared in conformity with generally accepted accounting principles and to general practices within the banking industry.

         The interim financial statements should be read in conjunction with the financial statements and notes thereto presented in the Bank's 1997 financial statements. The quarterly financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for interim periods. All such adjustments are of a normal recurring nature. The results of interim periods are not necessarily indicative of results to be expected for the complete fiscal year.

(2)      AGREEMENT TO MERGE WITH FIRST AMERICAN CORPORATION

         On May 26, 1998, the Bank entered into a definitive agreement to merge with and into First American National Bank, a wholly-owned subsidiary of First American Corporation in a stock-for-stock transaction. The merger agreement provides that 7.768 shares of the First American Corporation's stock will be issued in exchange for each share of Bank common stock on a tax-free basis. The merger is pending regulatory and stockholder approval and is scheduled to be consummated on October 1, 1998 and will be accounted for as a pooling-of-interests. The effects of the merger have not been reflected in the financial statements herein.

(3)      ALLOWANCE FOR LOAN LOSSES

         Transactions in the allowance for loan losses were as follows:

                                                                   SIX MONTHS ENDED JUNE 30
                                                                 ----------------------------
  (in thousands)                                                  1998                  1997
                                                                 ------                ------

  Balance, January 1                                             $1,441                 1,215

  Provision charged to operating expenses                           145                   163

  Loans charged-off                                                (345)                 (173)

  Recoveries of loans previously charged-off                         94                   129
                                                                 ------                ------

  Balance, June 30                                                 (311)                  (44)

                                                                 $1,335                $1,334
                                                                 ======                ======

Allowance ratios were as follows:

                                                                   SIX MONTHS ENDED JUNE 30
                                                                 ----------------------------
  (in thousands)                                                  1998                 1997
                                                                 ------               ------

  Allowance end of period to net loans outstanding                 1.38%                1.50%
                                                                  =====                =====


(4)      COMPREHENSIVE INCOME

         Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements and requires that all components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for fiscal periods beginning after December 15, 1997 and the Bank adopted SFAS No. 130 on January 1, 1998. Reclassification of financial statements for earlier periods is provided for comparative purposes.

                            THE MIDDLE TENNESSEE BANK

                     Notes to Condensed Financial Statements



         The following table sets forth the amounts of other comprehensive income included in equity along with the related tax effect for the six months ended June 30, 1998:

                                                                                            SIX MONTHS ENDED JUNE 30
(pre-tax amounts in thousands)                                                            1998                 1997

Net unrealized gains on securities available for sale arising during 1998               $356,615               54,832

Less: Reclassification adjustment for net gains realized in net income                        --                   --
                                                                                        --------               ------
Other comprehensive income                                                              $356,615               54,832
                                                                                        ========               ======


(5)      ACCOUNTING MATTERS

         SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports to shareholders. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Bank adopted SFAS No. 131 on January 1, 1998 and is evaluating its operations to determine appropriate disclosures.

         SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, revises and standardizes the disclosure requirements for employers' pensions and other postretirement benefit plans. This standard does not change the measurement or recognition of such plans. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. Restatement of disclosures for earlier periods presented is required.

         SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities," establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains or losses resulting from changes in the values of derivatives will be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting with the key criterion for hedge accounting being that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, and shall not be applied retroactively to financial statements of prior periods. At this time, the Bank is evaluating when and how it will adopt SFAS No. 133 as well as the possible impact of the statement on the Bank's financial statements.


(6)      EARNINGS PER COMMON SHARE

         Basic earnings per common share amounts are computed by dividing income available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator). Diluted earnings per common share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding adjusted to reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the entity.

(7)      LEGAL MATTERS

         There are from time to time legal proceedings pending against the Bank. In the opinion of management and counsel, liabilities, if any arising from such proceedings presently pending would not have a material adverse effect on the financial statements of the Bank.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
The Middle Tennessee Bank:

         We have audited the accompanying balance sheets of The Middle Tennessee Bank (the Bank) as of December 31, 1997 and 1996, and the related statements of earnings, changes in stockholders' equity, and cash flows for the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Middle Tennessee Bank as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ KPMG PEAT MARWICK LLP

Nashville, Tennessee
February 20, 1998, except for note 12
     which is as of March 4, 1998

                            THE MIDDLE TENNESSEE BANK

                                 Balance Sheets

                           December 31, 1997 and 1996


                                     ASSETS                                            1997                 1996
                                                                                   ------------         ------------
Cash and cash equivalents:
         Cash and due from banks                                                   $  9,271,369           10,046,043
         Federal funds sold                                                           1,500,000              600,000
                                                                                   ------------         ------------

                  Total cash and cash equivalents                                    10,771,369           10,646,043

Investment securities available for sale (amortized cost of $201,090,425
         and $117,261,803 in 1997 and 1996, respectively) (note 2)                  103,878,188          118,417,505

Loans receivable (notes 3, 6, and 9                                                  96,307,737           82,220,157
         Less: unearned discounts and net deferred loan fees                            107,382               87,595
               allowance for loan losses                                              1,441,077            1,214,813
                                                                                   ------------         ------------

                           Loans receivable, net                                     94,759,278           80,917,749

Accrued interest receivable                                                           2,030,532            2,065,799
Income taxes receivable (note 7)                                                         59,492                   --
Premises and equipment, net (notes 4 and 6)                                           4,910,540            4,834,900
Other assets                                                                            220,591              297,058
                                                                                   ------------         ------------

                           Total assets                                             216,629,990         $217,179,054
                                                                                   ============         ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
         Deposits (notes 2 and 5)                                                  $182,392,629          184,643,261
         Notes payable (note 6)                                                       2,303,323            2,443,510
         Accrued interest payable                                                       966,092              983,727
         Income taxes payable (note 7)                                                       --              114,464
         Accrued expenses and other liabilities                                         238,503              208,159
         Deferred income taxes, net (note 7)                                            517,613              334,088
                                                                                   ------------         ------------

                           Total liabilities                                        186,418,160          188,727,209
                                                                                   ------------         ------------

Stockholders' equity (notes 8 and 11):
         Common stock, par value $10, authorized and issued 150,000 shares            1,500,000            1,500,000
         Additional paid in capital                                                   1,500,000            1,500,000
         Retained earnings                                                           26,103,417           24,735,310
         Unrealized gain on securities available for sale, net of tax                 1,108,413              716,535
                                                                                   ------------         ------------

                           Total stockholders' equity                                30,211,830           28,451,845
                                                                                   ------------         ------------

Commitments and contingencies (notes 6, 9 and 10)
                           Total liabilities and stockholders' equity              $216,629,990          217,179,054
                                                                                   ============         ============

See accompanying notes to financial statements.

                            THE MIDDLE TENNESSEE BANK

                             Statements of Earnings

                  Years ended December 31, 1997, 1996 and 1995



                                                                     1997           1996           1995
                                                                 -----------     ----------     ----------
Interest income:
    Loans, including fees                                        $ 8,466,448      7,445,417      7,224,351
    Investment securities:
      Taxable                                                      7,178,204      7,664,594      7,721,751
      Nontaxable                                                     360,579        399,489        368,679
    Federal funds sold                                               226,418        320,921        400,879
                                                                 -----------     ----------     ----------
         Total interest income                                    16,231,649     15,830,421     15,715,660

Interest expense:
    Deposits (note 5)                                              7,086,497      7,249,190      7,005,745
    Notes payable                                                    148,317        158,480        164,216
                                                                 -----------     ----------     ----------
         Total interest expense                                    7,234,814      7,407,670      7,169,961
                                                                 -----------     ----------     ----------
         Net interest income                                       8,996,835      8,422,751      8,545,699

Provision for loan losses (note 3)                                   537,049        322,363        169,979
                                                                 -----------     ----------     ----------
         Net interest income after provision for loan losses       8,459,786      8,100,388      8,375,720
                                                                 -----------     ----------     ----------
Non-interest income:
    Service charges on deposit accounts                              586,782        532,032        499,217
    Commissions                                                      130,727        125,820        136,818
    Gains on sales of investment securities                               --             --             --
    Other income (note 9)                                            359,830        386,093        307,377
                                                                 -----------     ----------     ----------
         Total non-interest income                                 1,077,339      1,043,945        943,412
                                                                 -----------     ----------     ----------
Non-interest expenses:
    Compensation and benefits (note 10)                            3,185,507      3,061,542      2,836,535
    Occupancy and equipment                                        1,838,456      1,290,632        894,820
    Professional fees                                                123,227        156,254        216,413
    Supplies                                                         162,805        190,281        159,293
    Postage                                                          164,207        197,967        145,127
    Advertising                                                      112,205        163,270        140,363
    FDIC insurance                                                    71,551         10,603        106,000
    Other                                                            822,719        835,595        854,011
                                                                 -----------     ----------     ----------
         Total non-interest expenses                               6,480,677      5,906,144      5,352,562
                                                                 -----------     ----------     ----------
Earnings before income taxes                                       3,056,448      3,238,189      3,966,570

Income tax expense (note 7)                                          998,341      1,159,938      1,323,285
                                                                 -----------     ----------     ----------
         Net earnings                                            $ 2,058,107      2,078,251      2,643,285
                                                                 ===========     ==========     ==========
Basic earnings per share                                         $     13.72          13.85          17.62
                                                                 ===========     ==========     ==========
Diluted earnings per share                                       $      4.60           4.40          17.62
                                                                 ===========     ==========     ==========
Dividends per share                                              $      4.60           4.40           4.30
                                                                 ===========     ==========     ==========
Weighted average shares outstanding - basic                          150,000        150,000        150,000
                                                                 ===========     ==========     ==========
Weighted average shares outstanding - fully diluted                  150,000        150,000        150,000
                                                                 ===========     ==========     ==========

See accompanying notes to financial statements.

                            THE MIDDLE TENNESSEE BANK

                  Statements of Changes in Stockholders' Equity

                     Years ended December 31, 1997 and 1996



                                                                                            UNREALIZED
                                                                                          GAIN (LOSS) ON
                                                             ADDITIONAL                     SECURITIES         TOTAL
                                      COMMON STOCK            PAID IN       RETAINED         AVAILABLE      STOCKHOLDERS'
                                  SHARES        AMOUNT        CAPITAL       EARNINGS       FOR SALE, NET       EQUITY
                                  -------     ----------     ---------     -----------     -------------     -----------
Balances, December 31, 1994       150,000     $1,500,000     1,500,000      21,318,736      (1,444,452)      22,874,284

                 Net earnings          --             --            --       2,643,323              --        2,643,323

                 Dividends             --             --            --        (645,000)             --         (645,000)

     Change in unrealized
      gain on securities
      available for sale,
      net of tax                       --             --            --              --       2,573,971               --
                                  -------     ----------     ---------     -----------      ----------      -----------

Balances, December 31, 1995       150,000      1,500,000     1,500,000      23,317,059       1,129,519       27,446,578

                 Net earnings          --             --            --       2,078,251              --        2,078,251

                 Dividends             --             --            --        (660,000)             --         (660,000)

     Change in unrealized
      gain on securities
      available for sale,
      net of tax                       --             --            --              --        (412,984)        (412,984)
                                  -------     ----------     ---------     -----------      ----------      -----------

Balances, December 31, 1996       150,000      1,500,000     1,500,000      24,735,310         716,535       28,451,845

     Net earnings                      --             --            --       2,058,107              --        2,058,107

     Dividends                         --             --            --        (690,000)             --         (690,000)

     Change in unrealized
      gain on securities
      available for sale,
      net of tax                       --             --            --              --         391,878          391,878
                                  -------     ----------     ---------     -----------      ----------      -----------
Balances, December 31, 1997       150,000     $1,500,000     1,500,000      26,103,417       1,108,413       30,211,830
                                  =======     ==========     =========     ===========      ==========      ===========

  See accompanying notes to financial statements.

                            THE MIDDLE TENNESSEE BANK

                            Statements of Cash Flows

                  Years ended December 31, 1997, 1996 and 1995




                                                                                       1997             1996             1995
                                                                                   ------------      -----------      -----------
Cash flows from operating activities:
     Net earnings                                                                  $  2,058,107        2,078,251        2,643,323
     Adjustments to reconcile net earnings to net cash provided by operating activities:
              Depreciation and amortization of premises and equipment                 1,046,731          540,000          246,292
              Accretion of deferred loan origination fees                              (102,543)         (85,254)         (50,304)
              Accretion of discounts, net of amortization of premiums                  (198,072)         (82,223)        (350,389)
              Provision for loan losses                                                 537,049          322,363          169,979
              Deferred income tax benefit                                               (56,658)         (41,646)         (10,572)
              Stock dividends on Federal Home Loan Bank stock                           (57,800)         (53,200)         (54,300)
              Increase (decrease) in other assets                                        76,467          (93,019)             813
              Increase in accrued interest receivable                                    35,267          361,022         (283,697)
              Decrease in accrued interest payable                                      (17,635)         (24,625)         238,644
              (Decrease) increase in income taxes payable                              (173,956)          37,069           (6,653)
              Increase (decrease) in accrued expenses and other liabilities              30,344         (239,487)          31,056
                                                                                   ------------      -----------      -----------

                      Net cash provided by operating activities                       3,177,301        2,719,251        2,574,192
                                                                                   ------------      -----------      -----------

Cash flows from investing activities:
     Purchases of investment securities available for sale                          (21,226,202)     (36,027,674)     (54,892,530)
     Proceeds from maturities of investment securities available for sale            18,600,000       24,987,000       30,850,000
     Proceeds from calls of investment securities available for sale                 10,028,243        9,757,556       14,197,126
     Proceeds from sales of investment securities available for sale                         --            5,000          240,400
     Principal repayments on investment securities available for sale                 8,025,209        8,052,525        7,073,013
     Net increase in loans                                                          (14,276,035)      (6,187,774)      (1,074,965)
     Purchases of premises and equipment, net                                        (1,122,371)      (2,556,509)      (1,121,295)
                                                                                   ------------      -----------      -----------
                      Net cash provided (used) by investing activities                   28,844       (1,969,876)      (4,728,251)
                                                                                   ------------      -----------      -----------

Cash flows from financing activities:
     Net decrease in deposits                                                        (2,250,632)      (2,766,532)      (1,429,731)
     Repayments on notes payable                                                       (140,187)        (131,839)        (124,131)
     Cash dividends paid                                                               (690,000)        (660,000)        (645,000)
                      Net cash used by financing activities                          (3,080,819)      (3,558,371)      (2,198,862)
                                                                                   ------------      -----------      -----------
                      Net increase (decrease) in cash and cash equivalents              125,326       (2,808,996)      (4,352,921)

Cash and cash equivalents at beginning of year                                       10,646,043       13,455,039       17,807,960
                                                                                   ------------      -----------      -----------
Cash and cash equivalents at end of year                                           $ 10,771,369       10,646,043       13,455,039
                                                                                   ============      ===========      ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the period for:
         Interest                                                                  $  7,252,449        7,432,295        6,931,316
         Income taxes                                                                 1,228,955        1,164,515        1,408,653
                                                                                   ============      ===========      ===========

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
     Change in unrealized gain on securities available for sale                    $   (632,061)        (666,101)       4,151,568
     Foreclosure of loans                                                                    --           80,958               --
                                                                                   ============      ===========      ===========

See accompanying notes to financial statements.

                            THE MIDDLE TENNESSEE BANK

                          Notes to Financial Statements

                        December 31, 1997, 1996 and 1995

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The Middle Tennessee Bank (the "Bank"), a state chartered bank, was organized in 1930. The accounting and reporting policies of the Bank conform to generally accepted accounting principles and to general practices within the banking industry. The following is a description of the more significant of those policies which the Bank follows in preparing its financial statements.

         (A)    CASH AND CASH EQUIVALENTS

                For purposes of reporting cash flows, cash and cash equivalents include cash and federal funds sold. Generally, federal funds are sold for one-day periods.

                The Bank is required to maintain reserves, in the form of cash and balances with the Federal Reserve Bank, against its deposit liabilities. Balances required at December 31, 1997 and 1996, were approximately $1,836,000 and $1,736,000, respectively.

         (B)    SECURITIES

                Investments in equity securities that have a readily determinable fair value and investments in debt securities are classified as follows: held to maturity securities, trading securities, and securities available for sale. The Bank has designated all investment securities as available for sale.

                The classification of an investment security as held to maturity is based on management's positive intent and the Bank's ability to hold such security to maturity. Investment securities held to maturity would be stated at cost adjusted for amortization of premiums and accretion of discounts, unless there is a decline in fair value which is considered to be other than temporary, in which case the cost basis of the security is written down to fair value and the amount of the writedown is included in earnings.

                Securities designated as trading securities would be recorded at estimated fair value with unrealized gains and losses included in earnings. Trading securities include securities that are bought and held principally for the purpose of selling them in the near term. The Bank does not have any securities classified as trading.

                Securities classified as available for sale, which are reported at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity (net of tax), include all securities not classified as trading account securities or securities held to maturity. These include securities used as part of the Bank's asset/liability strategy which may be sold in response to changes in interest rates, prepayment risks, the need or desire to increase capital, and other similar factors. Gains or losses on the sale of securities available for sale are recognized at the time of sale based upon specific identification of the security sold, and are included in the statements of earnings, on their trade date. In the event that there is a decline in fair value which is considered other than temporary, the security is recorded at estimated fair value with the writedown included in earnings.

                Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

         (C)    LOANS RECEIVABLE

                Loans receivable are stated at the principal amount outstanding. Deferred loan fees net of loan origination costs, unearned interest and the allowance for loan losses are shown as reductions of loans. Unearned income on consumer loans is recognized over the lives of the loans using the straight-line method, which approximates the interest method. Interest income on all other loans is recorded on the accrual method based on the principal amounts outstanding.

                Management, considering current information and events regarding the borrowers ability to repay their obligations, considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is based on the estimated present value of the expected future cash flows discounted at the loan's effective interest rate, at the loan's market price, or fair value of the collateral if

                            THE MIDDLE TENNESSEE BANK

                          Notes to Financial Statements

                        December 31, 1997, 1996 and 1995

                the loan is collateral-dependent. Impairment losses are included in the allowance for loan losses through a charge to provision for loan losses.

                Loans which are greater than 90 days past due are placed on nonaccrual status. Interest payments received on nonaccrual loans are recognized in interest only to the extent a payment is received and future collection of principal is not in doubt. If the collectibility of outstanding principal is doubtful, such interest received is applied as a reduction of principal. Payments on impaired loans are applied to reduce the principal amount of such loans until the principal has been recovered and are recognized as interest income, thereafter.

                The allowance for loan losses is maintained at a level which management believes is adequate to absorb estimated loan losses related to loans currently outstanding and unfunded loan commitments, and is based on historical loan loss experience, delinquencies in the outstanding loan portfolio, specific problem loans, appraisal of collateral, current and future economic factors, and other valuation criteria established by management. The allowance is increased and decreased by provisions charged against or credited to income and reduced by net loan chargeoffs. Subsequent recoveries are added to the allowance for loan losses.

                While management believes the allowance for loan losses is adequate and uses available information to estimate losses on loans, future increases and decreases to the allowance may be necessary based on changes in economic conditions, among other things. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to adjust the allowance based on their judgments about information available to them at the time of their examination.

         (D)    LOAN ORIGINATION AND COMMITMENT FEES AND RELATED COSTS

                Loan fees and certain direct loan origination costs are deferred and, subsequently, are recognized in income using the interest method over the contractual lives of the loans, adjusted for prepayments. Commitment fees and costs relating to commitments whose likelihood of exercise is remote are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of yield. Net deferred fees on loans which have been placed on nonaccrual are also placed on nonamortizing status.

         (E)    INCOME TAXES

                Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         (F)    PREMISES AND EQUIPMENT

                Premises and equipment are carried at cost, less accumulated depreciation and amortization. These assets are depreciated using accelerated methods over their estimated useful lives which range from 3 to 40 years.

         (G)    COMMISSION INCOME

                Commissions from the sale of credit life insurance and other services are reflected in commission income in the accompanying statements of earnings. Such amounts are recognized in income when earned.

         (H)    ESTIMATED FAIR VALUES

                SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires the Bank to disclose the estimated fair value of its financial instruments. Estimates of the fair value of financial instruments are presented within the notes to the financial statements. Fair value estimates are made at a point in time, based on relevant market information and information about the financial instrument. Accordingly, such estimates

                            THE MIDDLE TENNESSEE BANK

                          Notes to Financial Statements

                        December 31, 1997, 1996 and 1995


                involve uncertainties and matters of judgment and therefore cannot be determined with precision. Because of the high degree of subjectivity inherent in these estimates, readers are cautioned not to place undue reliance on the amounts disclosed. The more significant assumptions used in determining the Bank's fair value estimates are set forth as follows: (see notes 2, 3, 5, 6 and 9).

                For cash and due from banks and federal funds sold, fair value is estimated to approximate their carrying amount since such instruments mature within 90 days or less and do not present unanticipated credit concerns. Fair values for securities are based on quoted market prices or dealer quotes, if available; however, if a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. For most loans, fair value is estimated by discounting estimated future cash flows using the current rates at which similar loans would be made to borrowers with similar credit risk and for similar remaining maturities.

                The fair value of deposits with no stated maturity, such as demand deposits, NOW accounts, money market accounts, and regular savings accounts, is estimated to approximate the amount payable on demand at the reporting date. The fair value of certificates of deposit and other fixed maturity time deposits is estimated using the rates currently offered for deposits of similar remaining maturities and discounting their future cash flows. Rates for long-term debt with similar terms and remaining maturities are used to estimate their discounted future cash flows to determine the fair value of the Bank's notes payable.

         (I)    EARNINGS PER SHARE

                The Bank adopted Statement of Financial Accounting Standard
                (SFAS) No. 128, Earnings Per Share, at December 31, 1997. All prior period earnings per share (EPS) data have been restated to reflect the implementation of SFAS No. 128. SFAS No. 128 establishes standards for both computing and presenting EPS. It replaces the presentation of primary EPS with basic EPS and requires dual presentation of basic and diluted EPS on the face of the statement of earnings for all entities with complex capital structures. The Bank does not have a complex capital structure within the meaning of SFAS No. 128. Basic earnings per share amounts are computed by dividing net earnings by the weighted average number of common shares outstanding during the year.

                SFAS No. 129, Disclosure of Information About Capital Structure, was adopted in 1997 and requires disclosure of information about an entity's capital structure. The Bank has made all disclosures required by the statement.

         (J)    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (K)    YEAR 2000

                In 1997, the Bank developed a plan to deal with the Year 2000 problem and began converting its computer systems to be Year 2000 compliant. The plan provides for the conversion efforts to be completed by the end of 1998 with a full year testing being performed by that date. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. The total cost of the project is not expected to be significant to the Bank's financial position or earnings, and is being funded through operating cash flows. The Bank will expense all costs associated with these system changes as the costs are incurred. As of December 31, 1997, no such expenses have been incurred.

         (L) TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES

                Effective January 1, 1997, the Bank adopted Statement of Financial Accounting Standard (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses

                            THE MIDDLE TENNESSEE BANK

                          Notes to Financial Statements

                        December 31, 1997, 1996 and 1995


                on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. There was no material effect on 1997 net earnings as a result of applying the new standard.

         (M)    RECLASSIFICATIONS

                Certain prior year amounts have been reclassified to conform with the current year presentation.

(2)      INVESTMENT SECURITIES AVAILABLE FOR SALE

         The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of investment securities available for sale at December 31, 1997, are as follows:

                                                                                   GROSS          GROSS         ESTIMATED
                                                                 AMORTIZED       UNREALIZED     UNREALIZED        FAIR
                                                                    COST           GAINS          LOSSES          VALUE
                                                                ------------     ---------     -----------     -----------

         U.S. Treasury securities                               $ 20,758,307       335,928             203      21,094,032
         U.S. Government agencies' securities                     24,157,701       376,808          27,373      24,507,136
         Mortgage-backed securities - GNMA's                      24,427,576       364,673          33,246      24,759,003
         Municipal securities                                      7,183,122       242,582          19,493       7,406,211
         Other debt securities - U.S. Government guaranteed        2,534,644       118,288              --       2,652,932
         Collateralized mortgage obligations                      22,105,567       429,812              13      22,535,366
                                                                ------------     ---------     -----------     -----------
                Total debt securities                            101,166,917     1,868,091          80,328     102,954,680
                                                                ------------     ---------     -----------     -----------
         Equity securities - principally Federal Home
            Loan Bank stock                                          923,508            --              --         923,508
                                                                ------------     ---------     -----------     -----------
                                                                $102,090,425     1,868,091          80,328     103,878,188
                                                                ============     =========     ===========     ===========

         Included in securities available for sale at December 31, 1997, are structured note securities issued by U.S. Government agencies. The aggregate amortized cost and estimated fair value of such securities at that date are $21,969,596 and $22,395,439, respectively. Such securities mature at various times from November 1998 to December 2027.

         The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of investment securities available for sale at December 31, 1996, are as follows:

                                                                                   GROSS          GROSS         ESTIMATED
                                                                 AMORTIZED       UNREALIZED     UNREALIZED        FAIR
                                                                    COST           GAINS          LOSSES          VALUE
                                                                ------------     ---------     -----------     -----------

         U.S. Treasury securities                               $ 32,604,335       324,897          12,675      32,916,557
         U.S. Government agencies' securities                     28,021,913       275,615          84,133      28,213,395
         Mortgage-backed securities - GNMA's                      31,543,877       578,587         167,470      31,954,994
         Municipal securities                                      6,132,325       182,244          30,209       6,284,360
         Other debt securities - U.S. Government guaranteed        1,916,423        18,337              --       1,934,760
         Collateralized mortgage obligations                      16,177,222       102,395          31,886      16,247,731
                                                                ------------     ---------     -----------     -----------
            Total debt securities                                116,396,095     1,482,075         326,373     117,551,797
                                                                ------------     ---------     -----------     -----------
         Equity securities - principally Federal Home
         Loan Bank stock                                             865,708            --              --         865,708
                                                                ------------     ---------     -----------     -----------
                                                                $117,261,803     1,482,075         326,373     118,417,505
                                                                ============     =========     ===========     ===========

         Included in securities available for sale at December 31, 1996, are structured note securities issued by U.S. Government agencies. The aggregate amortized cost and estimated fair value of such securities at that date are $21,807,912 and $21,919,257, respectively.

                           THE MIDDLE TENNESSEE BANK

                         Notes to Financial Statements

                        December 31, 1997, 1996 and 1995

         The amortized cost and estimated fair value of debt securities by contractual maturity at December 31, 1997 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                                                               ESTIMATED
                                                                                         AMORTIZED               FAIR
                                                                                            COST                 VALUE
                                                                                       ------------            -----------
         Due in one year or less                                                       $ 11,789,698             11,855,568
         Due after one year through five years                                           20,710,021             21,087,033
         Due after five years through ten years                                          14,222,968             14,452,900
         Due after ten years                                                              7,911,087              8,264,810
                                                                                       ------------            -----------
                                                                                         54,633,774             55,660,311
         Mortgage-backed securities and collateralized mortgage obligations              46,533,143             47,294,369
                                                                                       ------------            -----------
                                                                                       $101,166,917            102,954,680
                                                                                       ============            ===========

         Debt securities with an amortized cost of approximately $22,500,000 at December 31, 1997, were pledged to secure certain deposits.

         There were no sales of securities during 1997. There were sales of securities available for sale of $5,000 and $240,400 in 1996 and 1995, respectively. There were no gains or losses in 1996 or 1995.

         At December 31, 1997 and 1996, the Bank had no off-balance sheet financial derivatives.

(3)      LOANS RECEIVABLE

         Loans receivable at December 31, 1997 and 1996, are summarized as follows:

                                                                       1997                  1996
                                                                    -----------            ----------

         Real estate mortgages - consumer and commercial            $66,371,253            57,117,396
         Consumer                                                    23,475,662            18,249,629
         Commercial                                                   6,460,822             6,853,132
                                                                    -----------            ----------
                                                                    $96,307,737            82,220,157
                                                                    ===========            ==========

         The estimated fair value of total gross loans outstanding at December 31, 1997 and 1996, was $95,051,073 and $81,718,000, respectively.

         Activity in the allowance for loan losses for the years ended December 31, 1997, 1996 and 1995, is summarized as follows:

                                                                        1997            1996            1995
                                                                    -----------      ----------      ----------

         Balance, January 1                                         $ 1,214,813       1,080,163         974,029
         Provision charged to operations                                537,049         322,363         169,979
         Less loans charged off, net of recoveries of $238,594,
             $178,984, and $166,167 in 1997, 1996 and 1995,
             respectively                                              (310,785)       (187,713)        (63,845)
                                                                    -----------      ----------      ----------
             Balance, December 31                                   $ 1,441,077       1,214,813       1,083,163
                                                                    ===========      ==========      ==========

         At December 31, 1997, the Bank's recorded investment in impaired loans was $2,154,842. At December 31, 1996, the Bank's recorded investment in impaired loans was $1,794,592. The average balance of impaired loans was

                            THE MIDDLE TENNESSEE BANK

                          Notes to Financial Statements

                        December 31, 1997, 1996 and 1995

         $1,987,163 and $1,164,300 for the years ended December 31, 1997 and 1996, respectively. At December 31, 1997 and 1996, there were no impaired loans with an accompanying valuation reserve.

         At December 31, 1997 and 1996, loans on nonaccrual status totaled $2,154,842 and $1,794,592, respectively. During the years ended December 31, 1997 and 1996, gross interest income that would have been recorded on loans on nonaccrual status if the loans had been current throughout the period was not material. The amount of interest income that was recorded for such loans during these periods was not material.

         In the ordinary course of business, the Bank makes loans to directors and executive officers and their related interests. Management believes that such loans were made on substantially the same terms, including interest and collateral, as those prevailing at the time for comparable transactions with other borrowers and did not involve more than the normal risk of collectibility or present other unfavorable features. Loans to directors and executive officers and their related interests are as follows:

         Balance, January 1, 1997                               $191,488
              Net additions to new directors                      82,943
              Advances                                           249,513
              Repayments                                         103,470
                                                                --------
          Balance, December 31, 1997                            $420,474
                                                                ========


(4)      PREMISES AND EQUIPMENT

         Premises and equipment at December 31, 1997 and 1996, are summarized as follows:

                                                                       1997                   1996
                                                                   ------------            -----------

         Land and buildings                                        $  4,381,343              4,309,345
         Furniture, fixtures, and equipment                           3,808,395              3,683,439
         Computer systems                                             2,528,114              1,605,146
                                                                   ------------            -----------
                                                                     10,717,852              9,597,930
         Less accumulated depreciation and amortization               5,807,312              4,763,030
                                                                   ------------            -----------
                                                                   $  4,910,540              4,834,900
                                                                   ============            ===========



(5)      DEPOSITS

         Deposits at December 31, 1997 and 1996, are summarized as follows:

                                                                       1997                   1996
                                                                   ------------            -----------

            Noninterest bearing demand                             $ 20,518,789             19,792,331
            NOW accounts                                             34,938,424             36,299,250
            Money market accounts                                    18,171,453             19,235,803
            Regular savings                                          25,983,732             26,295,647
            Certificates of deposit of $100,000 or more              20,962,107             19,671,287
            Other certificates of deposit                            61,818,124             63,348,943
                                                                   ------------            -----------
                                                                   $182,392,629            184,643,261
                                                                   ============            ===========

                            THE MIDDLE TENNESSEE BANK

                          Notes to Financial Statements

                        December 31, 1997, 1996 and 1995

         Interest expense on deposits for the year ended December 31, 1997 and 1996, is summarized as follows:

                                                                       1997                   1996
                                                                   ------------            -----------

         NOW accounts                                              $    930,515              1,015,149
         Money market accounts                                          855,780                916,519
         Regular savings                                              1,064,637              1,012,290
         Certificates of deposit of $100,000 or more                  1,037,723                993,142
         Other certificates of deposit                                3,197,842              3,312,090
                                                                   ------------            -----------
                                                                   $  7,086,497              7,249,190
                                                                   ============            ===========


         As the Bank's average contractual rates on its outstanding time deposits are slightly lower than rates currently offered for comparable new time deposits, the Bank's estimated fair value of total deposits of $182,300,000 is less than the carrying amount of total deposits of $182,392,629 by $92,629 at December 31, 1997. At December 31, 1996, the
         estimated fair value of total deposits was $184,599,000 which was less than the carrying amount of total deposits of $184,643,261 by $44,261.

(6)      NOTES PAYABLE

         The Bank maintains an arrangement with the Federal Home Loan Bank of Cincinnati to provide for certain borrowing needs of the Bank. Under the arrangement the Bank has an available line of credit of $5,000,000. The arrangement requires the Bank to hold stock in the Federal Home Loan Bank and also requires the Bank to maintain as collateral its mortgage loan portfolio at a minimum of 150% of outstanding borrowings. During 1993, $2,500,000 was advanced to the Bank under this arrangement. The advance is being amortized monthly over 15 years at an effective interest rate of 5.95%. At December 31, 1997 and 1996, indebtedness under the arrangement totaled $1,989,328 and $2,119,090, respectively.

         As consideration for the purchase of certain real property in 1992, the Bank entered into a note payable to an individual in the amount of $358,663. The note is secured by the acquired property, carries an interest rate of 8% and requires monthly principal payments of $3,000 plus interest, with a final payment of $3,519 in 2012. The amount payable at December 31, 1997 and 1996, totaled $313,995 and $324,420, respectively.

         Maturities of notes payable are as follows:

                      1998                                             $  140,831
                      1999                                                159,069
                      2000                                                168,996
                      2001                                                179,686
                      2002                                                190,987
                      Thereafter                                        1,463,754
                                                                       ----------
                                                                       $2,303,323
                                                                       ==========

         The estimated fair values of the notes payable at December 31, 1997 is approximately $2,389,000, which exceeds the carrying value of $2,303,323. The estimated fair value of the notes payable at December 31, 1996 approximates $2,534,000, which exceeds the carrying value of $2,443,510.

         The Bank maintains an arrangement with two correspondent banks for the purchase of federal funds. Under the arrangement the Bank may borrow up to a maximum of $5,000,000 from each bank at the federal funds rate effective at the time of borrowing. At December 31, 1997 and 1996, no amounts were advanced under this arrangement.

                            THE MIDDLE TENNESSEE BANK

                          Notes to Financial Statements

                        December 31, 1997, 1996 and 1995

(7)      INCOME TAXES

         Income tax expense for 1997, 1996 and 1995 is as follows:

                                                                         1997            1996            1995
                                                                     -----------      ----------      ----------

         Current income tax expense:
              Federal                                                $   869,999       1,008,584       1,125,000
              State                                                      185,000         193,000         208,857
                                                                     -----------      ----------      ----------
                  Total current income tax expense                     1,054,999       1,201,584       1,333,857
                                                                     -----------      ----------      ----------
         Deferred income tax benefit:
              Federal                                                    (50,694)        (37,259)         (9,459)
              State                                                       (5,964)         (4,387)         (1,113)
                                                                     -----------      ----------      ----------
                  Total deferred income tax benefit                      (56,658)        (41,646)        (10,572)
                                                                     -----------      ----------      ----------
         Total income tax expense                                    $   998,341       1,159,938       1,323,285
                                                                     ===========      ==========      ==========


         Actual income tax expense from operations for the years ended December 31, 1997, 1996 and 1995, differed from an "expected" tax expense (computed by applying the U.S. Federal corporate tax rate of 34% to earnings before income taxes) as follows:

                                                                         1997            1996            1995
                                                                     -----------      ----------      ----------

         Computed "expected" income tax expense                      $ 1,039,192       1,100,984       1,348,647
         Increases (reductions) in taxes resulting from:
              State income tax, net of Federal income tax effect         118,163         124,485         137,111
              Tax-exempt income                                         (122,597)       (135,826)       (125,351)
              Other, net                                                 (36,417)         70,295         (37,122)
                                                                     -----------      ----------      ----------
                    Total income tax expense from operations         $   998,341       1,159,938       1,323,285
                                                                     ===========       =========       =========

                            THE MIDDLE TENNESSEE BANK

                          Notes to Financial Statements

                        December 31, 1997, 1996 and 1995

         The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, are presented below:

                                                                                      1997          1996
                                                                                   ---------      --------
         Deferred tax assets:
                Allowance for loan losses                                          $ 410,787       324,808
                                                                                   ---------      --------
                    Total deferred tax assets                                        410,787       324,808

         Deferred tax liabilities:
                Net discount accretion on securities deferred for tax purposes      (249,050)     (219,729)
                Unrealized gain on securities available for sale                    (679,350)     (439,167)
                                                                                   ---------      --------
                    Total deferred tax liabilities                                  (928,400)     (658,896)
                                                                                   ---------      --------
                    Net deferred tax liability                                     $(517,613)     (334,088)
                                                                                   =========      ========

         Tax benefits of deductible temporary differences are recorded as an asset to the extent that management assesses the realization of such temporary differences to be "more likely than not." The realization of tax benefits of deductible temporary differences depends on whether the Bank has sufficient taxable income within the carryback and carryforward period permitted by tax law to allow for utilization of the deductible amounts. Management believes that it is more likely than not that such deferred tax assets will be realized. As such, no valuation allowance has been established.

(8)      RESTRICTIONS ON DIVIDENDS

         The extent to which dividends may be paid by a bank is limited by applicable laws and regulations. Under the most restrictive of the laws and regulations, the Bank could declare without regulatory approval dividends up to approximately $4,784,681 at December 31, 1997.

(9)      FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
         AND SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

         Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments, exist for groups of customers when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

         Most of the Bank's business activity is with customers located within the Middle Tennessee area. A majority of the loans are secured by residential or commercial real estate or other personal property. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. Adverse changes in economic conditions in Middle Tennessee could have a direct impact on the timing and amount of payment by borrowers. The Bank does not have a significant exposure to an individual customer or counterparty.

         The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Bank's balance sheet. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

         The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

                            THE MIDDLE TENNESSEE BANK

                          Notes to Financial Statements

                        December 31, 1997, 1996 and 1995

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include property, plant, and equipment and income-producing commercial properties.

         Outstanding standby letters of credit at December 31, 1997 and 1996 amounted to $1,759,880 and $1,057,284, respectively. Undisbursed advances on customer lines of credit were $10,147,594 and $8,374,214 at December 31, 1997 and 1996, respectively. The outstanding standby letters of credit and customer lines of credit generally have terms of one year or less. These off-balance sheet commitments have been considered by management in establishing the level of the allowance for loan losses. Estimated fair value of such letters of credit and loan commitments at December 31, 1997 and 1996 are not material.

         In the normal course of business, first mortgage loans originated for certain investors may need to be repurchased should they become delinquent or require foreclosure within a predefined period. These periods vary from investor to investor pursuant to the respective agreements, and are short-term. Although the loans are insured through governmental agencies or, in the case of a conventional loan that exceeds 80% loan-to-value, private mortgage insurance, there exists loss potential to the Bank on each loan sold under these repurchase clauses. Total loans originated for others during 1997 and 1996, subject to such repurchase agreements, totaled $7,645,035 and $7,970,300, respectively. Fees earned during 1997 and 1996 from such loans totaled $109,404 and $115,138, respectively. Loans originated for others subject to repurchase clauses at December 31, 1997 and 1996, are not considered material.

(10)     PROFIT SHARING PLAN

         The Bank maintains a profit sharing plan for all employees with at least one year of service. Funding consists of contributions made solely by the Bank at a level which is based solely on the discretion of the Bank's Board of Directors. Contributions associated with the plan totaled $236,000, $216,000 and $252,000 for 1997, 1996 and 1995,
         respectively. Employees become fully vested in the contributions made on their behalf after completing seven years of covered service.

(11)     REGULATORY CAPITAL

         The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, action by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt, corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by the regulators to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes the Bank meets all capital adequacy requirements to which it is subject as of December 31, 1997.

         As of February 28, 1997, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must exceed the minimum total risk-based, Tier I based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                            THE MIDDLE TENNESSEE BANK

                          Notes to Financial Statements

                        December 31, 1997, 1996 and 1995

         The Bank's actual capital amounts and ratios are presented in the following table.

                                                                                                       TO BE WELL
                                                                                                    CAPITALIZED UNDER
                                                                            FOR CAPITAL             PROMPT CORRECTIVE
                                               ACTUAL                    ADEQUACY PURPOSES          ACTION PROVISIONS:
                                        --------------------            -------------------       --------------------
                                           AMOUNT      RATIO             AMOUNT       RATIO         AMOUNT       RATIO
                                        -----------    -----            ---------     -----       ----------     -----
     As of December 31, 1997
       Total Capital
           (to Risk Weighted Assets)    $29,501,000     29.4%           8,024,080      8.0%       10,030,100     10.0%
       Tier I Capital
           (to Risk Weighted Assets)    $28,245,000     28.2%           4,012,040      4.0%        6,018,060      6.0%
       Tier I Capital
           (to Average Assets)          $28,245,000     12.9%           8,746,520      4.0%       10,933,150      5.0%
      As of December 31, 1996
       Total Capital
           (to Risk Weighted Assets)    $28,809,000     33.6%           6,862,400      8.0%        8,578,000     10.0%
       Tier I Capital
           (to Risk Weighed Assets)     $27,735,000     32.3%           3,431,200      4.0%        5,146,800      6.0%
       Tier I Capital
           (to Average Assets)          $27,735,000     12.8%           8,696,120      4.0%       10,870,150      5.0%

(12)     SUBSEQUENT EVENT

         On March 4, 1998, the Bank completed its acquisition of a branch in Mt. Pleasant, Tennessee. The Bank received approximately $8.5 million in cash at closing and acquired deposits of approximately $9.2 million.

                                                                      APPENDIX A

                              BANK MERGER AGREEMENT


                  THIS MERGER AGREEMENT (the "Agreement") is made and entered into this 26th day of May, 1998 among First American National Bank, a national banking association ("Buyer"); The Middle Tennessee Bank, a Tennessee banking corporation ("Seller"); and First American Corporation, a Tennessee corporation ("Buyer's BHC").

                              W I T N E S S E T H:

                  WHEREAS, the principal offices of Seller are located at 700 North Garden Street, Columbia, Tennessee 38402; and

                  WHEREAS, the principal offices of Buyer and Buyer's BHC are located at 300 Union Street, Nashville, Tennessee 37237; and

                  WHEREAS, the authorized capital stock of Seller consists of 150,000 shares of Common Stock ("Seller Stock"), $10.00 par value, of which 150,000 shares are issued and outstanding; and

                  WHEREAS, as of May 15, 1998, the authorized common stock of Buyer's BHC consists of 200,000,000 shares ("Buyer's BHC Stock"), $2.50 par value, of which 106,649,658 shares are issued and outstanding; and

                  WHEREAS, the respective Boards of Directors of Seller, Buyer, and Buyer's BHC deem it advisable and in the best interest of Seller and Buyer and their respective shareholders that Seller be merged with and into Buyer (the "Merger"), and, by resolutions duly adopted, have approved and adopted this Agreement and directed that it be submitted to the respective shareholders of Seller and Buyer for their approval; and

                  WHEREAS, the Board of Directors of Buyer's BHC, as sole shareholder of Buyer, has approved and adopted this Agreement, and Buyer's BHC has agreed to join in and be bound hereby to vote its Buyer Stock in favor of the Merger as herein provided;

                  WHEREAS, it is intended that the Merger shall qualify for pooling of interests accounting treatment; and

                  WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").


                  NOW, THEREFORE, in consideration of the premises, mutual covenants and agreements herein contained, and for the purpose of stating the method, terms and conditions of the Merger provided for herein, the mode of carrying the same into effect, the manner and basis of converting and exchanging the shares of Seller Stock as hereinafter provided, and such other provisions relating to the Merger as the parties deem necessary or desirable, the parties hereto agree as follows:

         Section 1.        MERGER.

                  Subject to the satisfaction or waiver of all of the conditions to the obligations of each of the parties to this Agreement, at the Effective Time (as defined in the Plan of Merger attached as Appendix A) unless waived by the other party, Seller shall be merged with and into Buyer (the "Merger"), which latter bank (the "Surviving Bank") shall survive the Merger, pursuant to the Plan of Merger which shall be substantially in the form of Appendix A hereto (the "Plan").

         Section 2.        DESCRIPTION OF TRANSACTION.

                  (a) SATISFACTION OF CONDITIONS TO CLOSING. After the transactions contemplated hereby have been approved by the shareholders of Seller and Buyer, and each other condition to the obligations of the parties hereto has been satisfied or waived by the party or parties entitled to the benefits thereof, other than those conditions which are to be satisfied by delivery of documents by any party to any other party, a closing (the "Closing") will be held on the date (the "Closing Date") and at the time of day and place referred to in Section 13(a). At the Closing, the parties will use their respective best efforts to deliver the certificates, letters, and opinions which constitute conditions to the Merger and each party will provide the other parties with such proof or indication of satisfaction of the conditions of such parties to consummate the Merger as such other parties may reasonably require. If all conditions to the obligations of each of the parties have been satisfied or waived by the party entitled to the benefits thereof, the parties shall, at the Closing, duly execute Articles of Merger substantially in the form attached as Appendix B for filing with the Tennessee Department of Financial Institutions ("TDFI") and the Office of the Comptroller of the Currency ("OCC") and promptly thereafter, Seller and Buyer shall take all steps necessary or desirable to consummate the Merger in accordance with all applicable laws, rules, and regulations and the Plan. The parties shall thereupon take such other and further actions as Buyer shall direct as may be required by law or this Agreement to consummate the transactions contemplated herein.

                  (b) EFFECTIVE TIME OF THE MERGER. Upon the satisfaction of all conditions to closing, the Merger shall become effective on the date and at the time of filing of the Articles of Merger with the TDFI and OCC or at such later date and/or time as may be agreed upon by the parties and set forth in the Plan (the "Effective Time").

                  (c) SHARES OF BUYER SHALL REMAIN OUTSTANDING. Subsequent to the Effective Time of the Merger, each share of Buyer Stock then issued and outstanding shall remain as the issued and outstanding common stock of Buyer as the Surviving Bank.

                  (d) SHARES OF SELLER STOCK SHALL BE CONVERTED TO BUYER'S BHC STOCK. Each issued and outstanding share of Seller Stock shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive 7.768 shares of fully paid and nonassessable Buyer's BHC Stock (the "Exchange Ratio"). All such shares of Seller Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the shares of Buyer's BHC Stock into which Seller Stock has been converted and the right to cash payment for fractional shares, if any. Certificates previously representing shares of Seller Stock shall be exchanged for certificates representing whole shares of Buyer's BHC Stock issued in consideration therefor and cash for fractional shares, if any, upon the surrender of such certificates in accordance with Section 2(d) hereof. In the event that prior to the Effective Time the outstanding shares of Buyer's BHC Stock have been increased, decreased, changed into or exchanged for a different number or kind of shares through a reorganization (except a merger), reclassification, stock dividend, stock split, reverse stock split, or other similar change, applicable adjustments shall be made to the Exchange Ratio and the number of shares to be exchanged. Certificates for Seller Stock shall be exchanged as follows:

                           (i) Exchange Agent.  As of the Effective Time,
Buyer's BHC shall deposit with its transfer agent (the "Exchange Agent"), for the benefit of the holders of shares of Seller Stock certificates representing the shares of Buyer's BHC Stock (such certificates for shares of Buyer's BHC Stock together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to this
Section in exchange for outstanding shares of Seller Stock and cash for fractional shares.

                           (ii) Exchange Procedures.  Seller shall use its best
efforts to cause each holder of record of Seller Stock, whose shares are to be converted into shares of Buyer's BHC Stock pursuant to this Section and who does not dissent pursuant to the Tennessee Business Corporation Act and Section 2(i) below, to deliver the certificates representing shares of Seller Stock ("Certificate" or "Certificates") to Seller; and Seller shall keep such Certificates in escrow for the benefit of each holder until the Closing Date. At Closing, Seller shall deliver to Buyer's BHC the Certificates. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such documentation as the Exchange Agent may reasonably require to effectuate the exchange, the Exchange Agent shall, at or after the Effective Time, deliver to the holder of each such Certificate a certificate representing that number of whole shares of Buyer's BHC Stock which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Section (after taking into account all shares of Seller Stock then held by such holder), and cash for fractional shares, if any, and the Certificate so surrendered shall thereupon be canceled. In the event of a transfer of ownership of Seller Stock which is not registered in the transfer records of Seller, a certificate representing the proper number of shares of Buyer's BHC Stock may be issued to a transferee if the Certificate representing such Seller Stock is presented to the Exchange Agent, accompanied by all documents required by the Exchange Agent, in its sole discretion, to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered to the Exchange Agent in the manner contemplated by this Section, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Buyer's BHC Stock and cash in lieu of any fractional shares of Buyer's BHC Stock, without interest, as contemplated by this Section.

                           (iii) Distributions with Respect to Unexchanged
Shares. No dividends or other distributions declared or made after the Effective Time with respect to Buyer's BHC

Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Buyer's BHC Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to this Section until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following proper surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Buyer's BHC Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the amount of any cash payable with respect to a fractional share of Buyer's BHC Stock to which such holder is entitled pursuant to this Section and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Buyer's BHC Stock, and, if necessary, (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Buyer's BHC Stock.

                           (iv) No Further Ownership Rights in Seller Stock.
All shares of Buyer's BHC Stock issued upon conversion of shares of Seller Stock in accordance with the terms hereof (including any cash paid pursuant to this Section) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Seller Stock, subject, however, to the Surviving Bank's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Seller on such shares of Seller Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Bank of the shares of Seller Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Bank for any reason, they shall be canceled and exchanged as provided in this Section.

                           (v) No Fractional Shares. No certificates or scrip
representing fractional shares of Buyer's BHC Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Buyer's BHC including, without limitation, the right to receive dividends. Each holder of Seller Stock who would otherwise have been entitled to receive a fraction of a share of Buyer's BHC Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Buyer's BHC Stock multiplied by the Buyer's BHC's closing price three trading days immediately prior, but not including, the Effective Time. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Seller Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Seller Stock subject to and in accordance with the terms of this Section.

                  (e) STOCK TRANSFER BOOKS. At the Effective Time of the Merger, the stock transfer books of Seller shall be closed and no transfer of Seller Stock shall be made thereafter.

                  (f) EFFECTS OF THE MERGER. As of the Effective Time of the Merger, the separate existence of Seller shall cease, and Seller shall be merged with and into Buyer which, as



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the Surviving Bank, shall thereupon and thereafter possess all of the assets, rights, privileges, appointments, powers, licenses, permits and franchises of the two merged banks, whether of a public or a private nature, and shall be subject to all of the liabilities, restrictions, disabilities and duties of both Seller and Buyer.

                  (g) TRANSFER OF ASSETS. At the Effective Time, all rights, assets, licenses, permits, franchises and interests of Seller and Buyer in and to every type of property, whether real, personal, or mixed, whether tangible or intangible, and to choses in action shall be deemed to be vested in Buyer as the Surviving Bank by virtue of the Merger and without any deed or other instrument or act of transfer whatsoever.

                  (h) ASSUMPTION OF LIABILITIES. At the Effective Time, the Surviving Bank shall become and be liable for all debts, liabilities, obligations and contracts of Seller as well as those of the Surviving Bank, whether the same shall be matured or unmatured; whether accrued, absolute, contingent or otherwise; and whether or not reflected or reserved against in the balance sheets, other financial statements, books of account or records of Seller or the Surviving Bank.

                  (i) DISSENTING SHAREHOLDERS' RIGHTS. Notwithstanding anything in this Agreement to the contrary, and only to the extent required by Tennessee Code Annotated Section 48-23-101 et seq. ("Tennessee Dissenters' Provisions"), shares of Seller Stock which are issued and outstanding immediately prior to the Effective Time and which are held by shareholders who shall not have voted such shares in favor of the Merger and the transactions related thereto and who shall have delivered to Seller a written demand for appraisal of such shares of Seller Stock (collectively, "Dissenting Shares") in the manner provided by the Tennessee Dissenters' Provisions shall not be entitled to the right to receive Buyer's BHC Stock in accordance with Section 2(d) hereof, but the holders of the Dissenting Shares shall be entitled to the appraised value of such shares in accordance with the Tennessee Dissenters' Provisions; provided, however, that
(a) if any holder of Dissenting Shares shall subsequently deliver a written withdrawal of his or her demand for appraisal of such shares or (b) if any holder fails to establish his or her entitlement to appraisal rights as provided in the Tennessee Dissenters' Provisions or (c) if any holder of Dissenting Shares has filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in the Tennessee Dissenters' Provisions, such holder or holders shall forfeit the right to appraisal of such shares and such shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive Buyer's BHC shares solely in accordance with Section 2(d) hereof. Seller shall give Buyer's BHC prompt written notice of any demand received by Seller from holders of Dissenting Shares, and Buyer's BHC shall have the right to participate in all negotiations and proceeding with respect to such dissent. Seller shall not purport to make any determination of fair value, make any payment with respect to, or settle or offer to settle any matter arising out of such dissent.

                  (j) EXPENSES. Each party to the Merger shall pay its own expenses in connection with the transactions contemplated by this Agreement.

                  (k) NO LIABILITY. Neither Buyer's BHC nor Seller shall be liable to any holder of shares of Seller Common Stock, or Buyer's BHC's Common Stock, as the case may be, for



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


such shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

         Section 3.        REPRESENTATIONS AND WARRANTIES OF SELLER.

         As an inducement to Buyer and Buyer's BHC to enter into this Agreement, Seller hereby represents and warrants to Buyer and Buyer's BHC that:

                  (a) CORPORATE ORGANIZATION, STANDING, AND AUTHORITY OF SELLER. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee as a banking corporation. Seller has no subsidiaries. Seller has the corporate power and possesses all licenses and authorizations necessary for it to conduct its business as presently conducted (excepting any licenses and authorizations, the absence of which in the aggregate would not have a material adverse effect upon the financial condition or operations of Seller). The execution and delivery of this Agreement by Seller have been duly and validly authorized and approved by all necessary corporate actions on its part; Seller has the corporate power and authority to execute and deliver this Agreement and, upon obtaining the requisite shareholder and regulatory approvals, will have the power and authority to consummate its obligations as specified in this Agreement. The Board of Directors of Seller, at a lawfully convened meeting, has authorized the execution and delivery of this Merger Agreement by Seller and will recommend approval of same by Seller's shareholders.

                  (b) BINDING EFFECT OF AGREEMENT. This Agreement constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect which affect creditors' rights generally and by legal and equitable limitations on the availability of injunctive relief, specific performance and other equitable remedies which are available only in the discretion of a court).

                  (c) NO BREACH. Neither the execution and delivery of this Agreement nor, assuming the approval of the appropriate regulatory agencies, the consummation of the transactions contemplated hereby will: (i) violate any provision of the Charter or Bylaws of Seller; (ii) violate or cause a default or termination of any rights or obligations existing by virtue of any provision of any material contract or agreement; or (iii) require the consent or approval of any third party other than (a) the shareholders of Seller and (b) the appropriate regulatory authorities and agencies such as the Federal Deposit Insurance Corporation ("FDIC"), OCC, and the TDFI.

                  (d) CAPITALIZATION. The authorized capital stock of Seller consists of 150,000 shares of common stock having a par value $10.00 per share (the "Seller Stock"). Seller has issued and outstanding 150,000 shares of Seller Stock. All of the issued outstanding Seller Stock are validly issued, fully-paid, and nonassessable and have not been issued in violation of any preemptive rights of any shareholder. As of the date hereof, there are no other outstanding securities or other obligations which are convertible into Seller Stock or into any other equity security of Seller, and there are no outstanding options, warrants, rights, calls or other commitments of any nature which would entitle the holder, upon exercise thereof, to be issued Seller Stock or any other equity security of Seller.

                  (e) RESERVED.

                  (f) FINANCIAL STATEMENTS AND REPORTING DOCUMENTS. Seller has delivered and, to the extent reference is made to financial statements not yet available or capable of development, will deliver to Buyer true and complete copies of: (i) its audited consolidated annual financial statements and related notes thereto, for the years ended December 31, 1997, 1996 and 1995 and (ii) its unaudited consolidated financial statements for each of the calendar quarters in 1998 as well as for all quarters ending thereafter prior to the Effective Date. Such financial statements and the notes thereto present fairly, or will present fairly when issued, in all material respects, the consolidated financial position of Seller at the respective dates thereof, and its consolidated results of operations and consolidated changes in financial position or cash flow, for the periods indicated, in each such case in conformity with generally accepted accounting principles, consistently applied subject in the case of unaudited statements to normal year-end adjustments and full footnote disclosure. Included in the Seller Schedule of Exceptions, Section 3(f), is a list of each report, schedule, registration statement and definitive proxy statement filed by Seller with any regulatory agency since December 31, 1996 (as such documents have since the time of their filing been amended, the "Seller Reporting Documents"), which are all the documents that Seller was required to file with any regulatory agency since such date. As of their respective dates, the Seller Reporting Documents complied in all material respects with the requirements of the rules and regulations applicable to such Seller Reporting Documents, and none of the Seller Reporting Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All material agreements, contracts, and other documents required to be filed as exhibits to any of the Seller Reporting Documents have been so filed.

                  (g) ABSENCE OF CHANGES. Since December 31, 1997: (i) Seller has continued actively in the conduct of its business in the ordinary course;
(ii) there has been no material adverse change in the consolidated financial condition of Seller; (iii) there has been no transfer, sale, pledge or mortgage of any properties or assets of Seller except in the ordinary course of business or except as previously authorized in writing by Buyer; and (iv) Seller has not incurred, assumed or guaranteed any borrowing or issued any letters of credit, except in each case in the ordinary course of business.

                  (h) REGULATORY FILINGS. As of the date of this Agreement, (i) Seller has filed and will continue to file all required reports with applicable financial institution regulatory agencies, (ii) Seller has not received oral or written notification from any regulatory agency that any such required filings were deficient in any material respect as to form or content, and Seller has no knowledge of the existence of any fact or circumstance which might be expected to cause any regulatory agency to so regard such filings, and (iii) Seller will promptly notify Buyer of any oral or written notification from any regulatory agency that any required filings are deficient in any material respect as to form or content.

                  (i) REGULATORY COMPLIANCE. Seller is in compliance with law and the regulations of all appropriate regulatory agencies (excepting any minor violations the effect of which in the aggregate would not have a material adverse effect upon the financial condition or operations of Seller). No reports, letters, orders or other communications have been received by Seller from the TDFI, the FDIC, or any other federal or state financial institution regulatory authority, or the designated representatives of any of them, which has questioned or criticized in any material respect compliance with such laws or regulations; and Seller will take no actions which will cause Seller not to be in compliance with the laws and regulations of any appropriate regulatory agency. Seller will promptly notify Buyer of any report, letter, order or other communication from any appropriate regulatory agency which questions or criticizes in any material respect compliance with such laws or regulations.

                  (j) LITIGATION AND CLAIMS. Except as specifically described in its financial statements or related notes delivered to Buyer or in Section 3(j) of the Seller Schedule of Exceptions: (i) there is no material litigation, proceeding, or governmental investigation pending or, to the knowledge of Seller threatened against, or relating to, Seller, or to its material properties or businesses, or to the transactions contemplated by this Agreement, which would have a material impact on, or act to materially inhibit, the transactions contemplated by this Agreement; (ii) there is no reasonable basis for any such material litigation, proceeding or governmental investigation (including, without limitation, violations of federal or state banking, antitrust, environmental or securities laws, RICO laws or probate laws); and (iii) neither Seller nor any shareholder or affiliate is a party to, or subject to the provisions of any judicial decree, judgment or order of any governmental agency the performance or enforcement of which would materially adversely affect its business or financial condition or the ability of Seller to consummate the transaction described in this Agreement.

                  (k) TAX RETURNS. Except for liabilities with respect to taxes, interest, and penalties thereon, to which reference is made in Seller's consolidated financial statements and the related notes thereto, as referred to in Section 3(f), the provision for taxes therein is sufficient for the payment of all accrued and unpaid federal, state, county and local taxes of Seller (including any penalties or interest payable in respect of such taxes), whether or not disputed, for the period ended December 31, 1997, and for all taxable years prior thereto, and Seller has, or will have prior to the Effective Date, fully reserved for all taxes on gains and income of Seller has or will have recognized from the sale of securities and assets occurring after December 31, 1997, and prior to the Effective Time of the Merger. Seller's federal income tax returns, its Tennessee franchise and excise tax returns, and all other tax returns required to be filed by Seller have been duly filed for all years open for assessment to and including the year ended December 31, 1997, income or loss has been properly reflected therein in all material respects, and all taxes that have become due and payable have been paid or are reflected as a liability on said financial statements. Except as described in Section 3(k) of the Seller Schedule of Exceptions, Seller has verified that each tax identification number relating to an interest-bearing account at Seller is the customer's number, and where such tax identification number is missing, Seller has taken all necessary steps to obtain the relevant information.

                  (l) BROKERS. Except for The Carson Medlin Company, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Seller or by the shareholders of Seller without the intervention of any broker or other person representing Seller in such manner as to give rise to any valid claim against Buyer for a finder's fee, brokerage commission, or other similar payment.

                  (m) STOCK RECORDS. The stock transfer books and stock ledgers of Seller are in good order, complete, accurate and up to date, and with all necessary signatures on the




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
assignments of certificates representing shares previously transferred, and set forth all stock and securities issued, transferred and surrendered. Except where an affidavit of lost certificate or bond has been obtained from a shareholder, no duplicate certificate has been issued at any time, no transfer has been made without surrender of the proper certificate, duly endorsed, and all certificates so surrendered have been duly canceled and are attached thereto.

                  (n)      BENEFIT PLANS.

                           (i) Seller has disclosed to Buyer and Buyer's BHC in
Section 3(n) of the Seller's Schedules of Exceptions and has delivered or made available to Buyer and Buyer's BHC prior to the execution of this Agreement correct and complete copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all other written employee programs or agreements, all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), currently or previously adopted, maintained by, sponsored in whole or in part by, or contributed to by Seller for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries are eligible to participate (collectively, the "Seller Benefit Plans"). Any of the Seller Benefit Plans which is an "employee welfare benefit plan," as that term is defined in Section 3(1) of ERISA, or an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Seller ERISA Plan."

                           (ii) Seller has delivered or made available to Buyer
and Buyer's BHC prior to the execution of this Agreement correct and complete copies of the following documents: (a) all trust agreements or other funding arrangements for such Seller Benefit Plans (including insurance contracts), and all amendments thereto, (b) with respect to any such Seller Benefit Plans or amendments, all determination letters, rulings, opinion letters, information letters, or advisory opinions issued by the IRS, the United States Department of Labor, or the Pension Benefit Guaranty Corporation after December 31, 1974, (c) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any Seller Benefit Plan with respect to the most recent three plan years, and (d) the most recent summary plan descriptions and any modifications thereto.

                           (iii) The form of all Seller Benefit Plans is in
substantial compliance with the applicable terms of ERISA, the Code, and any other applicable laws and such plans have been operated in substantial compliance with such laws and the written Seller Benefit Plan documents. Each Seller ERISA Plan which is intended to be qualified under Section 401(a) of the Code has received a current favorable determination letter from the IRS evidencing compliance with the tax Reform Act of 1986, and Seller is not aware of any circumstances which will or could result in revocation of any such favorable determination letter. Each trust created under any Seller ERISA Plan has been determined to be exempt from taxation under Section 501(a) of the Code and Seller is not aware of any circumstance which will or could result in a revocation of such exemption. With respect to each Seller Benefit Plan, no event has occurred which will or could give rise to a loss of any intended tax consequence or to any tax under Section 511 of the Code. There is no material pending or threatened litigation or administrative proceeding relating to any Seller Benefit Plan. Neither Seller nor any fiduciary of a Seller Benefit Plan has engaged in a transaction with respect to any Seller Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject Seller to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. The transaction contemplated hereunder will not result in the assessment of a tax or penalty under Section 4975 of the Code or
Section 502(i) of ERISA.

                           (iv) Neither Seller nor any of its affiliates have
ever sponsored or been liable for contributions to a plan subject to Title IV of ERISA or to the funding requirements of Section 302 of ERISA or Section 412 of the Code.

                           (v) Seller and its affiliates have complied with the
continuation coverage provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") with respect to all current employees and former employees. Seller's procedures and sample notice documents for compliance with COBRA have been provided to Buyer.

                           (vi) Except as required by law, the consummation of
the transactions contemplated by this Agreement will not accelerate the time of vesting, of payment, or increase the amount, of compensation due to any employee, officer, former employee or former officer of Seller. There are no contracts or arrangements providing for payments that could subject any person to liability for tax under Section 4999 of the Code.

                           (vii) Full payment has been made of all amounts which
are required under the terms of each Seller Benefit Plan to have been paid as contributions as of the last day of the most recent fiscal year of such Seller Benefit Plan ended on or before the date of this Agreement. The assets of each Seller Benefit Plan are sufficient to provide the benefits under such plan and are also sufficient to provide all other benefits, vested (including benefits that become vested due to the transactions contemplated under this Agreement) and nonvested, accrued under such Seller Benefit Plan.

                           (viii) Except for the continuation coverage
requirements under COBRA, Seller has no obligations or potential liability for benefits to employees or other persons following termination of employment or retirement under any of the Seller Benefit Plans that are "welfare benefit plans" described in Section 3(2) of ERISA.

                           (ix) Except as required to comply with ERISA or to
maintain qualification under Section 401(a) of the Code, Seller will not amend, modify or terminate any of the Seller Benefit Plans without the express written consent of Buyer and Buyer's BHC. None of the transactions contemplated under this Agreement will result in an amendment, modification or termination of any of the Seller Benefit Plans. Except as required under the provisions of any Seller Benefit Plan and except as necessary to provide funding that is required to timely service any contractual or loan obligations of a Seller Benefit Plan, Seller will make no contributions to or with respect to any Seller Benefit Plan that is inconsistent with past practice of the Seller without the express written consent of Buyer and Buyer's BHC.

                           (x) Except as disclosed in Section 3(n) of the
Seller's Schedule of Exceptions, no oral or written representation or communication with respect to any aspect of the Seller Benefit Plans has been made to current or former employees of Seller prior to the date hereof which is not in accordance with the written or otherwise preexisting terms and provisions of such plans. All Seller Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Seller Benefit Plans are correct and complete and there have been no changes in the information set forth therein.

                           (xi) There are no issues or disputes with respect to
any Seller Benefit Plans, or the administration thereof, currently between any trustee or other fiduciary thereunder, Seller and any governmental agency or employee.

                  (o) FRANCHISES, PATENTS, TRADEMARKS, AND OTHER RIGHTS. Seller has all licenses and all other material franchises, permits, licenses, patents, trademarks, etc. and other authority as are necessary to enable it to conduct its businesses as now being conducted and as proposed to be conducted, and it is not in default under any of such franchises, permits, licenses or other authority.

                  (p) CONTRACTS OF SELLER IN FULL FORCE. All contracts to which Seller is a party and which are in the aggregate material to its operations or business, are in full force and effect; are not subject to defenses arising from improper performance thereof; and the Seller is not in default thereunder. Except as described in Section 3(p) of Seller's Schedule of Exceptions and except for this Agreement, as of the date hereof, the Seller is not a party to any oral or written agreement (other than loans made in the ordinary course of business) not terminable on 60 days' or less notice or involving the payment of more than $50,000 per annum.

                  (q) ENVIRONMENTAL MATTERS.

                           (i) Seller is not using or has used any real property
owned by it, (the "Real Property") which is used for the handling, treatment, storage or disposal of any Hazardous Substance (as hereinafter defined), and the Real Property is free from all contamination of any Hazardous Substance;

                           (ii) no release, discharge, spillage or disposal of
any Hazardous Substance and no soil or water contamination by any Hazardous Substance has occurred or is occurring in or on the Real Property;

                           (iii) Seller has complied with all reporting
requirements under any applicable federal, state or local environmental laws and permits, and there are no existing violations by Seller;

                           (iv) there are no claims, actions, suits, proceedings
or investigations related to the presence, release, discharge, spillage or disposal of any Hazardous Substance or contamination of soil or water by any Hazardous Substance pending or threatened with respect to the Real Property or otherwise against Seller in any court or before any state, federal or other governmental agency or private arbitration tribunal, and to the best of its knowledge with a reasonable exercise of due diligence, there is no basis for any such claim, action, suit, proceeding or investigation;

                           (v) there are no underground storage tanks on the
Real Property.

For the purpose of this Agreement, "Hazardous Substance" shall mean any hazardous or toxic substance or wastes as those terms are defined by any applicable federal or state law or regulation including, without limitation, the Comprehensive Environmental Recovery Compensation and Liability Act, 42 U.S.C. 9601 et seq., and the Resource Conservation and Recovery Act, 42 U.S.C. 9601 et seq.) and petroleum, petroleum products, and oil.

                  (r) CERTAIN INTERESTS. Except in arm's length transactions pursuant to standard commercial terms and conditions, no officer or director of Seller has any material interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of Seller. Except for the normal rights of a shareholder of Seller, no such person is indebted to Seller except for normal business advances; Seller is not indebted to any such person except for amounts due under normal salary or reimbursement of ordinary business expenses.

                  (s) INFORMATION SUPPLIED. None of the information supplied pursuant to this Agreement or to be supplied by Seller for inclusion or incorporation by reference in (i) the registration statement on Form S-3, Form S-4 or other applicable form to be filed, as appropriate, with the SEC and any applicable state securities regulatory agencies by Buyer's BHC in connection with the issuance of shares of Buyer's BHC Stock in the Merger (the "Registration Statement") will, at the time the Registration Statement is filed with the appropriate regulatory agencies, and at the time it becomes effective under the Securities Act of 1933 (the "Securities Act") or any applicable state law, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the proxy statement/prospectus which is included in the Registration Statement will, at the date of mailing to shareholders and at the time of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (t) EFFECTIVE DATES OF WARRANTIES, REPRESENTATIONS, AND COVENANTS. Each warranty, representation, and covenant of Seller set forth in this Agreement shall be deemed to be made on the date hereof and on the Effective Date. All of the Seller's Schedules of Exceptions hereto will be updated as necessary to make them true and correct as of the Effective Time.

                  (u) VOTE REQUIRED. The affirmative vote of the holders of not less than two-thirds (2/3rds) of the issued and outstanding shares of Seller's Common Stock are the only votes of the holders of any class or series of Seller's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

                  (v) PROPERTIES. Except as set forth in Seller's Schedules of Exceptions as Schedule 3(v), Seller (i) has good, clear and marketable title to all the properties and assets which are reflected in the latest audited consolidated balance sheet of Seller as being owned by Seller, or acquired after the date thereof, free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever except statutory liens securing payments not yet due and such imperfections or irregularities of title or encumbrances as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties, and (ii) is the lessee of all leasehold estates which are reflected in the latest audited consolidated financial statements of Seller or acquired after the date thereof and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Seller's knowledge, the lessor.

                  (w) OWNERSHIP OF BUYER'S BHC COMMON STOCK. As of the date hereof, neither Seller nor its affiliates or associates (as such terms are defined under the Securities Exchange Act of 1934 (the "Exchange Act"), (i) beneficially owns, directly or indirectly, or (ii) are parties to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of Buyer's BHC, which in the aggregate, represent ten percent (10%) or more of the outstanding shares of capital stock of Buyer's BHC entitled to vote generally in the election of directors (other than trust account shares).

                  (x) ALLOWANCE FOR POSSIBLE LOAN LOSSES. The allowance for possible loan losses shown on the statement of financial condition of Seller as of December 31, 1997, was, in the opinion of management of Seller, consistent with applicable regulations and adequate in all material respects to provide for all known and reasonably anticipated possible losses, on loans and leases outstanding and accrued interest receivable on nonperforming loans as of December 31, 1997, and as of the Effective Time will be in the opinion of management of Seller, consistent with applicable regulations and adequate in all material respects to provide for all known and reasonably anticipated possible losses, on loans and leases outstanding and accrued interest receivable on nonperforming loans as of the Effective Time.

                  (y) CERTAIN TRANSACTIONS WITH AFFILIATED PERSONS. Except for loans made in the ordinary course of business, there are no transactions to which Seller was a party in which any officer or director of Seller or any other entity controlled by, under common control with, or in control of Seller had a direct or indirect interest.

                  (z) PERMISSIBLE ACTIVITIES. All of the business activities conducted by Seller as of the date hereof are business activities in which a bank is permitted to engage under Tennessee state law.

                  (aa) CHARTER PROVISIONS AND STATE ANTI-TAKEOVER LAWS. Seller has taken or will take all actions necessary so that the entering into this Agreement and the consummation of the transactions contemplated hereby (i) are exempt from any applicable state takeover law and (ii) do not and will not result in the grant of any rights to any person under the charter, bylaws or other governing instrument of Seller or restrict or impair the right of Buyer's BHC to vote or otherwise to exercise the rights of a shareholder with respect to shares of Seller that may be acquired or controlled by Buyer or Buyer's BHC pursuant to this Agreement or the consummation of the transactions contemplated hereby.

         For purposes of this Section 3, with respect to Seller, the term "knowledge" as used with respect to any person shall mean the knowledge after due inquiry of the chairman, president, chief or principal financial officer, and any executive or senior vice-president of the Seller. The term "person" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company or partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

         Section 4. REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER'S BHC

         As an inducement to Seller to enter into this Agreement, Buyer and Buyer's BHC represent and warrant to Seller that:

                  (a) CORPORATE ORGANIZATION, STANDING, AND AUTHORITY OF BUYER'S BHC. Buyer's BHC is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is duly organized, validly existing and in good standing under the laws of the State of Tennessee as are all other direct or indirect subsidiaries of Buyer's BHC, and they all have the corporate power and possess all licenses and authorizations necessary for each of them to conduct their businesses as presently conducted (excepting any licenses and authorizations the absence of which in the aggregate would not have a material adverse effect upon the financial condition or operations of Buyer's BHC and its subsidiaries considered as a single enterprise). Buyer's BHC and its subsidiaries are each qualified to do business in the State of Tennessee and in all other states where they are required to be so qualified. Buyer's BHC has the corporate power and authority to execute and deliver this Agreement and, upon obtaining the requisite regulatory approval, will have the corporate power and authority to consummate the transactions and perform its obligations as specified in this Agreement. The Board of Directors of Buyer's BHC, at a lawfully convened meeting, has unanimously approved the Merger and the execution and delivery of this Agreement and will have taken all other such action as may be required by law or by Buyer's BHC's Charter and Bylaws in approving and adopting this Agreement, and consummating the transactions contemplated herein and therein.

                  (b) CORPORATE ORGANIZATION, STANDING, AND AUTHORITY OF BUYER. Buyer is a national banking association duly organized, validly existing and in good standing under the laws of the United States and has all corporate powers and possesses all licenses and authorizations necessary to conduct its businesses as presently conducted (excepting any licenses and authorizations the absence of which would not have a material adverse effect upon the financial condition or operations of Buyer). Buyer is qualified to do business in the State of Tennessee and in all other states where the nature of its operations requires it to be so qualified. The Articles of Association and Bylaws of Buyer will not be amended hereafter, and are complete and correct as of the date hereof. Buyer has the corporate power and authority to execute and deliver this Agreement and has the corporate power and authority to perform its obligations specified and undertaken in this Agreement. The Board of Directors of Buyer, at a




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

lawfully convened meeting, has authorized the execution and delivery of this Merger Agreement by Buyer.

                  (c) BINDING EFFECT OF AGREEMENT. This Agreement constitutes the valid and binding obligation of Buyer and Buyer's BHC and is enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect which affect creditors' rights generally, and by legal and equitable limitations on the availability of injunctive relief, specific performance and other equitable remedies which are available only in the discretion of a court).

                  (d) NO BREACH. Neither the execution and delivery of this Agreement, assuming regulatory approval, nor the consummation of the transactions contemplated hereby will: (i) violate any provision of the Certificate of Incorporation or Bylaws of Buyer, or of any subsidiary of Buyer or Buyer's BHC; (ii) violate or cause a default or termination of any rights or any obligations under any material contracts or agreements; or (iii) require the consent or approval of any third party other than (a) the shareholder of Buyer and (b) the appropriate regulatory authorities and agencies such as the FDIC, OCC, and TDFI.

                  (e) CAPITALIZATION OF BUYER'S BHC. The authorized capital stock of Buyer's BHC consists of 200,000,000 shares of common stock having a par value of $2.50 per share (the "Buyer's BHC Stock") and 2,500,000 shares of preferred stock with no par value, none of which are outstanding. As of May 15, 1998, 106,649,658 shares of Buyer's BHC Stock were issued and outstanding, and no Buyer's BHC Stock was held by it as treasury stock. All of the outstanding Buyer's BHC Stock is validly issued, fully paid, and nonassessable and has not been issued in violation of any preemptive rights of any Buyer's BHC shareholder. Except as disclosed in Buyer's BHC's SEC Documents, as of the date hereof, there are no other outstanding securities or other obligations which are convertible into Buyer's BHC Stock or into any other equity security of Buyer's BHC or any of its subsidiaries, and there are no outstanding options, warrants, rights, calls or other commitments of any nature which would entitle the holder, upon exercise thereof, to be issued Buyer's BHC Stock or any other equity security of Buyer's BHC or any of its direct or indirect subsidiaries.


                  (f) SEC DOCUMENTS. Buyer's BHC has made available to Seller a true and complete copy of each report, schedule, registration statement, and definitive proxy statement filed by Buyer's BHC with the SEC (other than reports filed pursuant to Section 13(d) or 13(g) of the Exchange Act) since December 31, 1996 (the "Buyer's BHC SEC Documents"), which are all the documents (other than preliminary material and reports required pursuant to Section 13(d) or 13(g) of the Exchange Act) that Buyer's BHC was required to file with the SEC since such date and which contain true and accurate information as required to be filed by the SEC regarding the operations of Buyer's BHC and its consolidated subsidiaries. As of their respective dates, the Buyer's BHC SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Buyer's BHC SEC Documents. The consolidated financial statements of Buyer's BHC included in the Buyer's BHC SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC or normal recurring year-end adjustments) and fairly present the consolidated financial position of Buyer's BHC and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

         Section 5.   MUTUAL COVENANTS.

                  (a) CONSENTS AND APPROVALS. All parties covenant with each other that prior to the Effective Time they will take such steps or cause such steps to be taken as may be necessary, and use their respective best efforts to obtain any consents, approvals, permits or authorizations which are required to be obtained in order to complete the Merger under any applicable federal or state laws or regulations, or otherwise, and they each will perform such other acts and execute and deliver such other documents necessary to consummate the Merger as contemplated under this Agreement at the earliest practicable time and without any unnecessary delay; provided, however, that the obligation to use best efforts, whether in regard to this Section 5(a) or any other Section of this Agreement, shall not require any party to engage in any conduct which, in its, his or her reasonable judgment or in the reasonable judgment of its, his or her legal counsel, may be in violation of any applicable law, regulation, rule or regulatory guideline, or of any material contract, indenture or lease to which such party may be obligated. Buyer will prepare and make, and the other parties will cooperate in the making of, all regulatory and other filings required to be made to effect the Merger. Provided, however, that nothing contained in this Agreement shall be deemed to require any party to waive any condition to its obligation to consummate the Merger.

                  (b) CONFIDENTIALITY. All parties covenant with each other that, prior to the Effective Time, because of the confidential nature of the negotiations surrounding the Merger, without first obtaining the written consent of the others, there will be no public disclosure as to the terms and conditions of this Agreement, or the transactions reflected herein, except for such public announcements as may be jointly approved by them, such disclosures as may be required incidental to obtaining the prior approval of any regulatory agency or official or third person to the consummation of the transactions described herein, and such disclosures as may be required in order to comply with applicable federal and state laws and regulations and the orders of courts of competent jurisdiction. Except for such disclosures as counsel for Seller, Buyer's BHC, or Buyer deem necessary to comply with applicable federal and state securities laws, if any, and to which notification to the other parties has been given of such disclosure, all matters pertaining to the parties, their investments and operations, agreements with regulators, employees, loans, earnings and operating ratios or similar information will be held and maintained in the strictest confidence. It is intended that this Section 5(b) will survive regardless of whether the Merger is consummated.

                  (c) INVESTIGATION; ACCESS TO RECORDS. All parties shall have the right to conduct any reasonable investigation of the business, records or properties of the other parties and their (and their subsidiaries') financial and legal condition as they may deem necessary or advisable to familiarize itself and its advisers with such business, properties, and other matters. Any such investigation shall be conducted so as not to interfere with the business of the parties

(or their subsidiaries) being investigated. The parties shall, and shall use its best efforts to cause their accountants, counsel, and other representatives to maintain the confidentiality of all information furnished to them by the other parties hereto concerning their business, operations, and financial condition, and shall not use such information for any purpose except as necessary to effect the transactions contemplated by this Agreement. If this Agreement should be terminated prior to the Effective Time, the parties shall, upon request, promptly return all documents, work papers and other materials (including copies made thereof) received in connection with this Agreement or the transactions contemplated herein, and will return or destroy any such materials containing any confidential information supplied in connection therewith, and the parties will maintain the confidentiality of all information delivered in connection with such transactions except for any such information that is readily ascertainable from public or published information or trade sources; provided, however, that one set of such materials may be retained for each parties' legal files.

                  (d) PREPARATION OF OFFERING STATEMENT AND/OR REGISTRATION STATEMENT.

                           (i) For purposes of (i) holding the Seller
shareholders' meeting to vote on the Merger and other matters contemplated herein, and (ii) registering the Buyer's BHC Stock in connection with the Merger with the SEC and with applicable state securities regulatory agencies, the parties hereto shall cooperate in the preparation of an offering statement and/or registration statement, satisfying all applicable requirements of applicable state laws, and of the Securities Act and the Exchange Act and the rules and regulations thereunder (the "Registration Statement").

                           (ii) Buyer's BHC shall furnish such information
concerning Buyer's BHC as is necessary in order to cause the Registration Statement, insofar as it relates to Buyer's BHC, to comply with this Section. Buyer's BHC agrees promptly to advise Seller if at any time prior to the Effective Time any information provided by Buyer's BHC in the Registration Statement becomes incorrect or incomplete in any material respect and to provide the information needed to correct such inaccuracy or omission. Buyer's BHC shall furnish Seller with such supplemental information as may be necessary in order to cause the Registration Statement, insofar as it relates to Buyer's BHC, to comply with this Section.

                           (iii) Seller shall furnish Buyer's BHC with such
information concerning Seller as is necessary in order to cause the Registration Statement, insofar as it relates to the Seller, to comply with this Section, including, without limitation, all required audited financial statements for Seller, consolidated or otherwise, prepared by an independent accountant who shall be satisfactory to Buyer's BHC. Seller agrees promptly to advise Buyer's BHC if at any time prior to the Effective Time any information provided by Seller in the Registration Statement becomes incorrect or incomplete in any material respect and to provide Buyer's BHC with the information needed to correct such inaccuracy or omission. Seller shall furnish Buyer's BHC with such supplemental information as may be necessary in order to cause the Registration Statement, insofar as it relates to Seller, to comply with this Section.

                           (iv) Buyer's BHC and Seller, as the case may be,
shall file the Statement with all required regulatory authorities. Buyer's BHC shall use all reasonable efforts to have the Registration Statement declared effective under any applicable securities laws as promptly as practicable after such filing. Buyer's BHC shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Buyer's BHC Stock in the Merger, and Seller shall furnish all information concerning Seller and the holders of Seller Stock as may be reasonably requested in connection with any such action. Buyer's BHC shall advise Seller promptly when the Registration Statement has become effective and of any supplements or amendments thereto, and Buyer's BHC shall furnish Seller with copies of all such documents.

                           (v) Seller shall use its best efforts to cause to be
delivered to Buyer's BHC a consent letter of an independent accountant (such accountant being satisfactory to Buyer's BHC), dated a date within two business days before the date on which the Registration Statement shall become effective, in form and substance reasonably satisfactory to Buyer's BHC, and in scope and substance consistent with applicable professional standards for letters delivered by independent public accountants in connection with registration statements similar to Form S-3 or Form S-4.

                  (e) COVENANTS RELATING TO CONDUCT OF BUSINESS. Each of Seller and Buyer shall take no action which would materially (i) adversely affect the ability of any party to obtain any consents required for the transactions contemplated hereby; (ii) adversely affect the ability of any party to perform its covenants and agreements under this Agreement in all material respects and to consummate the Merger; or (iii) prevent or impede the transactions contemplated herein from qualifying as a reorganization under Section 368 of the Code; provided, that the foregoing shall not prevent Buyer, Buyer's BHC or any of their subsidiaries from acquiring additional assets or businesses or discontinuing or disposing of any of its assets or businesses if such action is, in the judgment of Buyer's BHC, desirable in the conduct of the business of Buyer's BHC and its subsidiaries. Neither Buyer nor Seller shall intentionally take or cause to be taken any action, that would disqualify the Merger as a "reorganization" within the meaning of Section 368(a) of the Code or prevent or inhibit the Merger from qualifying from accounting treatment as a "pooling-of-interests".

                  (f) MERGER. The parties hereto agree to use their reasonable efforts between the date of this Agreement and the Closing Date to take all actions necessary or desirable, including the filing of any regulatory applications, so that, the Merger will occur as soon as practicable with a concerted effort to be made that the Effective Time will occur at least thirty
(30) days prior to the end of the calendar quarter in which the Effective Time occurs in order to minimize the time in which the holding period referred to in paragraph A.3. of Appendix F will apply.

                  (g) ADDITIONAL AGREEMENTS. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Buyer or any of its subsidiaries with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Buyer or Seller, the proper officers and directors of each party to this Agreement shall take all such necessary action.

                  (h) COOPERATION GENERALLY. Between the date of this Agreement and the Effective Time, Buyer, Buyer's BHC, and Seller shall use its best efforts, and to take all actions necessary or appropriate, to consummate the Merger and the other transactions contemplated by this Agreement.

         Section 6.   COVENANTS OF SELLER.

         Seller covenants that, prior to the Effective Time, or the termination of this Agreement, whichever occurs first, except as Buyer may otherwise consent in writing:

                  (a) CHARTER AND BYLAWS. It will not change, alter, amend or vote to amend Seller's Charter or Bylaws.

                  (b) NOTICE OF ACTUAL OR THREATENED BREACH. It will promptly give written notice to Buyer upon becoming aware of any pending or threatened occurrence of any event which would cause or constitute a breach of any of the representations, warranties, or covenants made by Seller to Buyer and Buyer's BHC in this Agreement, or which would materially alter or threaten consummation of the transactions contemplated herein, and will use its reasonable best efforts to prevent or to promptly remedy the same. It will promptly give written notice to Buyer upon becoming aware of any breach by Buyer or Buyer's BHC of any of their representations, warranties, or covenants in this Agreement, which notice shall specify the facts constituting such breach.

                  (c) NO CAPITAL CHANGES. It will not allow Seller to make any change in its authorized capital stock; issue, sell, purchase, or retire any of their capital stock grant any option, warrant, call, or any other right to purchase or to convert any obligation into any of its capital stock; issue or sell or agree to issue or sell any other equity security or issue or sell any debt security other than: the taking of deposits and/or sale of deposit instruments, the purchase or sale of federal funds, the sale of securities under agreements to repurchase, and the sale of similar debt instruments, in each case only in the ordinary course of business.

                  (d) NO DISTRIBUTIONS. Except for regular quarterly dividends of $1.20 per share paid on the first day of each calendar quarter, Seller will not allow Seller prior to the Effective Time to declare or pay any dividend, or to authorize or make any redemption or to make or declare any other distribution of Seller's assets.

                  (e) ORDINARY COURSE OF BUSINESS. Except as may otherwise be required by regulatory authorities or by law, or requested and approved in writing by Buyer, it will or will cause Seller to carry on its business in, and only in, the usual, regular and ordinary course, and in substantially the same manner as heretofore conducted and, to the extent consistent with such business and with past practice, it will use its best efforts to preserve intact the present business organization of Seller, keep available the services of Seller's present officers and employees, and preserve Seller relationships with customers, depositors, creditors, correspondents, suppliers and others having business dealings with Seller; provided, however, that this Section shall not require Buyer's BHC or any of its subsidiaries to offer special incentives to officers, employees, customers, depositors, creditors, correspondents, suppliers and others.

                  (f) EMPLOYEE COMPENSATION. Except as described in Section 3(n) of the Seller Schedule of Exceptions, it will not allow Seller to enter into, agree to or amend any employment contract or bonus, stock option, ESOP, profit-sharing, Pension Plan, Employee Plan, retirement, incentive or other similar arrangement, except as may be required by law or as consented to by Buyer in writing.

                  (g) GOVERNMENTAL OR REGULATORY FILINGS. True and correct copies of all reports filed by Seller from the date hereof through the Effective Time with any applicable governmental or regulatory agencies shall be delivered or transmitted to Buyer contemporaneously with the filing thereof with, or transmittal for filing to, the appropriate governmental or regulatory agency.

                  (h) SELLER SHAREHOLDERS' MEETING. Seller shall call a meeting of its shareholders to be held as promptly as practicable on a mutually agreeable date for the purpose of voting upon the approval of this Agreement. Seller will, through its Board of Directors, recommend to its shareholders approval of this Agreement and all related matters necessary to the consummation of the transactions contemplated hereby. Seller and Buyer's BHC shall coordinate and cooperate with respect to the timing of such meeting and Seller shall use its best efforts to hold such meeting as soon as practicable after the date on which the Registration Statement becomes effective.

                  (i) AFFILIATES. No later than thirty (30) calendar days prior to the Seller shareholders' meeting regarding the Merger, Seller shall deliver to Buyer's BHC a letter identifying all persons who are, at the time this Agreement is submitted for approval to the shareholders of Seller, "affiliates" of Seller for purposes of Rule 145 under the Securities Act. Seller shall use its best efforts to cause each person named in the letter delivered by it to deliver to Buyer's BHC fifteen (15) calendar days prior to the shareholders' meeting a written "affiliates" agreement, in the form attached hereto as Appendix F, restricting the disposition by such person of the Buyer's BHC Stock to be received by such person in the Merger.

                  (j) ADDITIONAL COVENANTS OF SELLER. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Seller covenants and agrees that it will not do or agree or commit to do any of the following, except with the prior written consent of Buyer's BHC:

                           (i) repurchase, redeem, or otherwise acquire or
exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the Seller Common Stock, or declare or pay any dividend or make any other distribution in respect of the Seller Common Stock except as specifically permitted by this Agreement;

                           (ii) acquire direct or indirect control over, or
invest in equity securities of, any person, other than in connection with foreclosures in the ordinary course of business;

                           (iii) commence or appeal any litigation or settle any
litigation involving any liability of Seller for damages or property in excess of $25,000 or involving any material restrictions upon the operations of Seller, or modify, amend, or terminate any material contract or waive, release, compromise, or assign any material rights or claims;

                           (iv) enter into or terminate any material contract
(excluding any loans in the ordinary course of business) or make any change in any material lease or contract except as specifically permitted by this Agreement;

                           (v) change its methods of accounting in effect at
December 31, 1997, except as required by changes in GAAP concurred in by Seller's independent auditors or change its fiscal year; or

                           (vi) issue any letters of credit or incur any
unfunded commitments other than in the ordinary course of business or acquire any off-balance sheet or derivative financial instruments, except in the ordinary course of business.

                  (k) AFFIRMATIVE COVENANTS OF SELLER. Seller agrees to take or cause to be taken commencing as soon as practicable following the execution of this Agreement, and continuing thereafter as appropriate, the following affirmative actions prior to the Effective Time:

                           (i) No later than thirty (30) calendar days after the
date of this Agreement, Seller shall, at its cost and expense, obtain title opinions of the real property of each branch or office owned by Seller and each branch or office leased by Seller (the "Seller Properties"), and Seller shall promptly forward such title opinions to Buyer. Buyer may, at its cost and expense, obtain a Phase I environmental assessment of any or all of the Seller Properties. If any of the Phase I assessments recommends the undertaking of a Phase II assessment, Buyer may obtain such Phase II assessments at its cost and expense. Should the cost of taking all remedial and corrective actions and measures required by applicable law, health or safety concerns exceed an amount which would have a material adverse effect on Seller, or if the cost of such actions and measures cannot be reasonably estimated with any reasonable degree of certainty that they would not exceed an amount which would have such an effect on Seller, (A) Buyer and Buyer's BHC shall have the right to terminate this Agreement upon written notice to Seller, and (B) if Buyer requests that Seller expend such amounts prior to the Effective Date in order not to have this Agreement terminated, Seller may terminate this Agreement upon written notice to Buyer.

                           (ii) Seller agrees to maintain in effect all existing
insurance coverage including, without limitation, such coverage with respect to existing or threatened litigation.

                           (iii) Seller agrees to take all appropriate measures
to ensure that any restrictive covenants against it or against Buyer, after the Effective Time, including, without limitation, noncompetition agreements relating to the sale, marketing, or promotion of securities, insurance products, mutual funds, and annuities, are terminated and of no force and effect on or before the Closing Date, except to the extent that the other party to such agreement is a subsidiary of Buyer.

                           (iv) Seller, and any director or officer thereof,
shall provide to Buyer information requested by Buyer concerning any agreement or arrangement regarding Seller's sale, marketing or promotion of credit-based insurance, and, at the option of Buyer, shall terminate any such agreement or arrangement in accordance with the terms thereof.

                           (v) Seller agrees to cooperate and coordinate with
Buyer in good faith to ensure that there will be no liabilities to Buyer, at and after the Effective Time, arising from or related to any former subsidiary of Seller, wholly owned or otherwise, that is no longer in existence as of the date of this Agreement, whether by merger, sale, dissolution, administrative dissolution, or divestiture.

                  (l) NO SOLICITATION. Seller will not authorize or permit any officer, director, employee, investment banker, financial consultant, attorney, accountant or other representative of Seller directly or indirectly, to initiate contact with any person or entity in an effort to solicit, initiate or encourage any Competing Transaction. Seller will not authorize or permit any officer, director, employee, investment banker, financial consultant, attorney, accountant or other representative of Seller, directly or indirectly, (a) to cooperate with, or furnish or cause to be furnished any non-public information concerning its business, properties or assets to, any person or entity in connection with any Competing Transaction; (b) to negotiate any Competing Transaction with any person or entity; or (c) to enter into any agreement, letter of intent or agreement in principle as to any Competing Transaction. Seller will promptly give written notice to Buyer upon becoming aware of any Competing Transaction. For purposes of this Agreement, the term "Competing Transaction" means any of the following involving Seller (other than the transactions contemplated by this Agreement): (x) any merger, consolidation, share exchange, business combination, or other similar transaction; (y) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the capital stock or assets of Seller in a single transaction or series of transactions to the same person, entity or group; or (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

                  (m) MONTHLY STATUS REPORTS. Upon the request of Buyer, but no more often than monthly commencing June 1, 1998, and continuing to the Effective Time, Seller will provide to Buyer a written description on a form to be provided by Buyer of the actions taken during the preceding month with respect to its compliance or non-compliance with the terms of this Section 6, together with its then current estimate of the out-of-pocket costs and expenses incurred or reasonably accruable to accomplish the above items. Such reports shall not be so extensive as to be a burden to Seller to complete. The monthly status reports shall also include copies of minutes of meetings of Seller's Board of Directors, and all committees thereof, occurring in the month for which such report is made and shall also include all documents presented to the directors of Seller related to such meetings.

                  (n) BANK ACCRUALS AND RESERVES. No later than five (5) business days prior to the Closing Date, Seller shall review and, to the extent determined necessary or advisable, consistent with GAAP, modify and change its loan, accrual and reserve policies and practices (including loan classifications and levels of reserves and accruals and reserves to (i) reflect Buyer's plans with respect to the conduct of Seller's business following the Merger and (ii) make adequate provision and accrue for the costs and expenses relating thereto including, without limitation, expenses relating to taxes, stock option plans, employment agreements, severance benefits, split dollar insurance premiums, and other costs associated with the transactions contemplated herein) so as to be applied consistently on a basis with those of Buyer's BHC. Seller shall also adjust loan loss and OREO reserves as may be appropriate, consistent with GAAP and the accounting rules, regulations and interpretations of the SEC and its staff, in light of the then anticipated post-Closing disposition of certain of Seller's assets. Seller shall promptly send to Buyer a summary of the accruals, reserves, and provisions made pursuant to this Section

         Section 7.  COVENANTS OF BUYER AND BUYER'S BHC.

         Buyer and Buyer's BHC hereby covenant with Seller as follows:

                  (a) NOTICE OF ACTUAL OR THREATENED BREACH. Buyer will promptly give written notice to Seller upon becoming aware of any pending or threatened occurrence of any event which would cause or constitute a breach of any of the representations, warranties, or covenants made by Buyer and Buyer's BHC in this Agreement, or which would threaten consummation of the transactions contemplated herein and will use its respective reasonable best efforts to prevent or promptly remedy the same. Buyer will promptly give written notice to Seller upon becoming aware of any breach by Seller of any of its representations, warranties, or covenants in this Agreement, which notice shall specify the facts constituting such breach.

                  (b) TRANSITION OF CERTAIN EMPLOYEE BENEFIT PLANS. Seller shall take all actions necessary to terminate all Seller Benefit Plans that are "welfare benefit plans" within the meaning of Section 3(2) of ERISA as of or prior to the Effective Time. However, Buyer and Buyer's BHC and Seller may otherwise agree on or before the Effective Time to cause any Seller Benefit Plan to remain in effect for a period of time after the Effective Time in order to allow for an orderly and reasonable transition of benefits under the Buyer's BHC's benefit plans. Employees of Seller shall be eligible to participate in Buyer's annual incentive plans for similarly situated employees on and after the Effective Time. Employees of Seller will be eligible to participate in the retirement and welfare plans maintained by Buyer's BHC after the Effective Time subject to the eligibility requirements of those plans and the following sentences. With respect to each Buyer's BHC's "employee benefit plan," as defined in Section 3(3) of ERISA, for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including vacation benefits (but not for accrual of benefits under Buyer's BHC's Master Retirement Plan), service with Seller shall be treated as service to Buyer; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service shall also apply for purposes of satisfying the application for preexisting condition limitations. Buyer and Buyer's BHC will use its reasonable efforts to provide employment opportunities in other locations of Buyer in Middle Tennessee to qualified employees of Seller whose services in current Seller positions after the Effective Time are no longer necessary, and from and for twelve (12) months after the Effective Time, all employees of Seller who are terminated after the Merger will be eligible for severance benefits under Buyer's severance policy, a copy of which has previously been provided to Seller.

                  (c) SELLER EMPLOYEES. Buyer and Buyer's BHC agree that neither they nor their affiliates will, during the time that this Agreement is pending or for a period of one year after its termination, solicit to employ any of the current executive officers or employees of Seller with whom they had contact or who was specifically identified to them during the period of their due diligence investigation or while this Agreement was pending, so long as such employees are employed by the Seller, without obtaining written consent of the Seller.

                  (d) ISSUANCE OF SHARES AND EXCHANGE LISTING. Buyer's BHC has reserved or will reserve for issuance sufficient shares of Buyer's BHC Stock for issuance in the Merger.

Buyer's BHC shall cause the shares of Buyer's BHC Stock to be issued in the Merger to be approved for listing on the Exchange, as defined below, prior to the Closing Date.

                  (e) ADVISORY BOARD. Promptly following the Effective Time, Buyer shall cause certain persons who are members of the Board of Directors of the Seller to be appointed or elected as members of the Buyer's Maury County Advisory Board of Directors, to be determined by agreement between the Buyer and Seller. Each such advisory director shall be paid retainers and meeting fees which, in the aggregate, on an annual basis, are no less than the retainers and meeting fees paid to members of the Buyer's other advisory boards (assuming all meetings were attended).

                  (f)      INDEMNIFICATION.

                           (i) In the event of any  threatened or actual claim,
action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Seller (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (aa) the fact that he is or was a director, officer or employee of the Seller or any of its affiliates or
(bb) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Buyer's BHC shall indemnify and hold harmless, as and to the extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonable satisfactory to them after consultation with Buyer's BHC, provided, however, that (1) Buyer's BHC shall have the right to assume the defense thereof and upon such assumption Buyer's BHC shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Buyer's BHC elects not to assume such defense or counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between Buyer's BHC and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Buyer's BHC, and Buyer's BHC shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Buyer's BHC shall in all cases be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, (3) Buyer's BHC shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (4) Buyer's BHC shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Buyer's BHC thereof, provided that the failure to so notify shall not affect the obligations of Buyer's BHC under this Section except to the extent such failure to notify materially prejudices Buyer's BHC. Buyer's BHC's obligations under this Section shall continue in full force and effect without time limit from and after the Effective Time.

                           (ii) Buyer's BHC shall cause the persons serving as
officers and directors of the Seller immediately prior to the Effective Time to be covered for a period of three years from the Effective Time by the directors' and officers' liability insurance policy maintained by the Seller (provided that Buyer's BHC may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall Buyer's BHC be required to expend on an annual basis more than 150% of the current amount expended by the Seller (the "Insurance Amount") to maintain or procure insurance coverage, and further provided that if Buyer's BHC is unable to maintain or obtain the insurance called for by this Section, Seller shall use all reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount.

                           (iii) In the event Buyer's BHC or any of its
successors or assigns (aa) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (bb) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors or assigns of Buyer's BHC assume the obligations set forth in this section.

                           (iv) The provisions of this Section are intended to
be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

         Section 8. CONDITIONS PRECEDENT TO BUYER'S AND BUYER'S BHC OBLIGATIONS TO CONSUMMATE THE MERGER.

         Unless waived by Buyer in writing, the obligations of Buyer and Buyer's BHC to consummate the Merger shall be subject to the prior satisfaction of the following conditions:

                  (a) REPRESENTATIONS AND WARRANTIES TRUE. The representations and warranties of Seller set forth herein shall be true and correct in all material respects as of the date hereof and as of the Effective Time. Buyer shall have received a certificate signed on behalf of the Seller by the President of the Seller to the foregoing effect.

                  (b) COVENANTS OBSERVED. The covenants set forth herein to be performed by Seller prior to the Effective Time shall have been complied with and performed in all material respects, including that Buyer's BHC shall have received written affiliates agreements as provided in Section 6(j) hereof. Buyer shall have received a certificate signed on behalf of the Seller by the President of the Seller to the foregoing effect.

                  (c) CORPORATE ACTION. The Board of Directors and the shareholders of Seller shall have taken all corporate and/or other action necessary to be taken to approve and consummate the Merger, and shall have furnished Buyer with certified copies of resolutions duly adopted by Seller's Board of Directors and Seller's shareholders evidencing the same in the form attached as Appendix D.

                  (d) OPINION OF COUNSEL. Seller shall have delivered to Buyer, dated as of the Effective Date, an opinion of legal counsel, in form and substance similar to Appendix E and reasonably satisfactory to Buyer. Seller also shall have received the opinion of counsel to Seller, dated as of the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that Buyer's BHC, Buyer, and Seller will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

                  (e) GOVERNMENTAL APPROVALS. All necessary approvals and authorizations by, filing and registrations with, and notifications to, all federal and state authorities required for the consummation of the Merger and the prevention of the termination of any licenses, permits or authorizations of Seller, the termination of which would materially impair the conduct of their business, shall have been duly obtained or made and shall not have been canceled or rescinded and all required waiting periods shall have expired. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

                  (f) NO INJUNCTION OR OTHER LEGAL PROSCRIPTION. No injunction, restraining order, stop order, bankruptcy proceeding, receivership, or other order or action of any federal or state court or agency in the United States which specifically and materially enjoins or otherwise prevents the consummation of the Merger in the opinion of Buyer shall be in effect, and no action shall have been taken, and no statute, rule or regulation shall have been enacted, by any state or federal government or government agency which makes unlawful the consummation of the Merger.

                  (g) TIMELY COMPLETION. The Effective Time must occur on or before December 31, 1998, except to the extent a delay is caused by a delay in obtaining regulatory approval and such regulatory approval is being sought actively by the parties, but in any event, the Effective Time must occur on or before March 31, 1999.

                  (h) SELLER SHAREHOLDER APPROVAL. This Agreement shall have been approved and adopted by the affirmative vote of the holders of not less than two-thirds (2/3rds) of Seller Common Stock entitled to vote thereon and with no more than 5% of shares of Seller Common Stock dissenting pursuant to the Tennessee Business Corporation Act dissenters' provisions and Section 2(i) hereof and Seller shall, upon such approval and adoption, immediately provide to Buyer a written certificate attesting to the shareholders' adoption and approval. In addition, if required by Buyer's BHC, commencing three (3) business days after the date of mailing the Statement to the holders of Seller Common Stock and continuing to the date of the stockholders' meeting referred to in
Section 5.4 hereof, Seller shall forward to Buyer, on a daily basis, a written report concerning the number and percentage of shares of Seller Common Stock dissenting to the Merger and the other transactions contemplated by this Agreement.

                  (i) OTHER APPROVALS. Other than the filing provided for by
Section 8(e), all authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any governmental entity (all the foregoing, "Consents") which are necessary for the consummation of the Merger, other than Consents the failure to obtain which would have no material adverse effect on the consummation of the Merger or on Buyer and its subsidiaries, taken as a whole, shall have been filed, occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals") and all such Requisite Regulatory Approvals shall be in full force and effect. Buyer and Buyer's BHC shall have received all state securities or blue sky permits and other authorizations necessary to issue the Buyer's BHC's Common Stock in exchange for Seller Common Stock and to consummate the Merger.

                  (j) REGISTRATION STATEMENT. The Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

                  (k) ACCOUNTANTS' LETTER. Buyer shall have received a letter from KPMG Peat Marwick LLP, dated as of the Closing Date, in form and substance satisfactory to Buyer's BHC, stating in effect in respect of Seller that: (1) they have examined the consolidated financial statements of Seller as of December 31, 1997, and December 31, 1996, and for each of the years then ended and have made a limited review in accordance with the standards established by the American Institute of Certified Public Accountants of the latest available unaudited consolidated interim financial statements of Seller available after December 31, 1997; (2) on the basis of reading the latest available unaudited consolidated interim financial statements of Seller; reading the minutes of the meetings of the shareholders and the Board of Directors and committees thereof of Seller for the period from December 31, 1997, to the Closing Date, and inquiries of officers of Seller having responsibility for financial and accounting matters as to whether the unaudited consolidated financial statements referred to in (1) above are stated on a basis substantially consistent with that of the audited consolidated financial statements as of December 31, 1997, and December 31, 1996, and for the years then ended, nothing came to their attention which caused them to believe that during the period from December 31, 1997, to the Effective Time there were any changes in the capital stock or the long term debt (except for decreases in Federal Home Loan Bank Board debt that are consistent with Seller's past practices) of Seller, except for the effect of transaction costs and other costs incurred upon consummation of the Merger; and
(3) on the basis of (i) reading the latest available interim consolidated financial statements which are referred to above and (ii) inquiries of certain officials of Seller having responsibility for financial and accounting matters concerning whether the unaudited consolidated interim financial statements referred to in (1) above are presented fairly, nothing came to their attention which caused them to believe that the latest available consolidated interim financial statements are not fairly presented in conformity with GAAP applied on a basis consistent with that followed in the audited consolidated financial statements dated December 31, 1997, and December 31, 1996, and for the years then ended.

                  (l) CAPITALIZATION. Buyer shall have received a certificate of the President of Seller certifying to Buyer immediately prior to the Effective Time (1) the number of shares of Seller Common Stock issued and outstanding; (2) that there were no options for Seller Common

Stock outstanding; (3) that no other shares of capital stock or securities convertible into or evidencing the right to purchase or subscribe for any shares of Seller Capital stock are outstanding and that there are no other outstanding warrants, calls, subscriptions, rights, commitments, stock appreciation rights, phantom stock or similar rights or any other agreements of any character obligating Seller to issue any shares of capital stock or securities convertible into or evidencing the right to purchase such stock; and (4) no shares of Seller stock are held by Seller in treasury.

                  (m) CONSULTING/EMPLOYMENT AGREEMENTS. The
Consulting/Employment Agreements with Edward D. Green and Beverly Douglas, substantially in the form of Appendix G and, attached hereto, shall been executed and delivered by Msrs. Green and Douglas prior to the Closing Date.

                  (n) ACCOUNTING TREATMENT. Buyer's BHC shall have received the opinion of KPMG Peat Marwick, LLP to the effect that the transaction contemplated hereby shall be accounted for as a "pooling-of-interests".

                  (o) FINAL MONTHLY STATUS REPORT. At Closing, Seller shall provide to Buyer a statement, dated on and as of the Closing Date, concerning the status of each of the items required by Section 6(m) hereof.

                  (p) YEAR 2000. At Closing, Buyer's BHC shall receive a statement from the President of Seller certifying that Seller has complied in all material respects with the standards set forth in the FFIEC Interagency Statement regarding Year 2000 compliance dated May 5, 1997, as revised on December 17, 1997, and any additional such statements or amendments thereto.

         Section 9. CONDITIONS TO THE OBLIGATIONS OF SELLER TO CONSUMMATE THE MERGER.

         Unless waived by Seller, its obligation to consummate the Merger shall be subject to prior satisfaction of the following conditions:

                  (a) REPRESENTATIONS AND WARRANTIES TRUE. The representations and warranties of Buyer and Buyer's BHC set forth herein shall, taken as a whole, be true and correct in all material respects as of the date hereof and as of the Effective Time. Seller shall have received a certificate signed on behalf of the Buyer and the Buyer's BHC by executive officers of the Buyer and the Buyer's BHC to the foregoing effect.

                  (b) COVENANTS OBSERVED. The covenants set forth herein to be performed by Buyer and Buyer's BHC prior to the Effective Time shall have been complied with and performed in all material respects. Seller shall have received a certificate signed on behalf of the Buyer and the Buyer's BHC by executive officers of the Buyer and the Buyer's BHC to the foregoing effect.

                  (c) CORPORATION ACTION. The Boards of Directors of Buyer and Buyer's BHC and shareholders of Buyer shall have taken all corporate action necessary to be taken by them to approve the Merger and authorize this Agreement, and Buyer and Buyer's BHC shall have furnished Seller with certified copies of resolutions duly adopted by the Boards of Directors of Buyer and Buyer's BHC and shareholders of Buyer evidencing the same.

                  (d) OPINION OF COUNSEL. Buyer shall have delivered to Seller, dated as of the Effective Date, an opinion of legal counsel, in form and substance similar to Appendix E and reasonably satisfactory to Seller. Seller also shall have received the opinion of counsel to Seller, dated as of the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that Buyer's BHC, Buyer, and Seller will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

                  (e) GOVERNMENT APPROVALS. All necessary approvals and authorizations by, filing and registrations with, and notifications to, all federal and state authorities required for the consummation of the Merger and the prevention of the termination of any licenses, permits or authorizations of Buyer, the termination of which would materially impair the conduct of its business, shall have been duly obtained or made and shall not have been canceled or rescinded and all required waiting periods shall have expired. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

                  (f) NO INJUNCTION OR OTHER LEGAL PROSCRIPTION. No injunction, restraining order, stop order, bankruptcy proceeding, receivership, or other order or action of any federal or state court or agency in the United States which specifically and materially enjoins or otherwise prevents the consummation of the Merger shall be in effect, and no action shall have been taken, and no statute, rule or regulation shall have been enacted, by any state or federal government or government agency which makes unlawful the consummation of the Merger.

                  (g) FAIRNESS OPINION. The Seller shall have received an opinion from its financial advisor to the effect that, as of the date of this Agreement, the Merger is fair to the shareholders of the Seller from a financial viewpoint.

                  (h) ACCOUNTANTS' LETTER. Seller shall have received a letter from KPMG Peat Marwick LLP, dated as of the Closing Date, in form and substance satisfactory to Seller, stating in effect in respect of Buyer's BHC that: (1) they have examined the consolidated financial statements of Buyer's BHC as of December 31, 1997, and December 31, 1996, and for each of the years then ended and have made a limited review in accordance with the standards established by the American Institute of Certified Public Accountants of the latest available unaudited consolidated interim financial statements of Buyer's BHC available after December 31, 1997; and (2) on the basis of reading the latest available unaudited consolidated interim financial statements of Buyer's BHC; reading the minutes of the meetings of the shareholders and the Board of Directors and committees thereof of Buyer's BHC for the period from December 31, 1997, to the Closing Date, and inquiries of officers of Buyer's BHC having responsibility for financial and accounting matters as to whether the unaudited consolidated financial statements referred to in (1) above are stated on a basis substantially consistent with that of the audited consolidated financial statements as of December 31, 1997, and December 31, 1996, and for the years then ended, nothing came to their attention which caused them to believe that the latest available consolidated interim financial statements are not fairly presented in conformity with GAAP applied on a basis consistent with that followed in the audited consolidated financial statements dated December 31, 1997, and December 31, 1996, and for the years then ended.

                  (i CONSULTING/EMPLOYMENT AGREEMENTS. The Consulting/Employment Agreements with Edward D. Green and Beverly Douglas, substantially in the form of Appendix G and, attached hereto, shall been executed and delivered by Msrs. Green and Douglas prior to the Closing Date.

                  (j YEAR 2000. At Closing, Seller shall receive a statement from the President and Chief Executive Officer of Buyer's BHC certifying that Buyer's BHC has complied in all material respects with the standards set forth in the FFIEC Interagency Statement regarding Year 2000 compliance dated May 5, 1997, as revised on December 17, 1997, and any additional such statements or amendments thereto.

                  (k TIMELY COMPLETION. The Effective Time must occur on or before December 31, 1998, except to the extent a delay is caused by a delay in obtaining regulatory approval and such regulatory approval is being sought actively by the parties, but in any event, the Effective Time must occur on or before March 31, 1999 .

         Section 10.  TERMINATION.

         This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of Seller:

                  (a by mutual written consent of Buyer, Buyer's BHC and Seller; or

                  (b by either Buyer or Seller if (i) the Merger shall not have been consummated on or before March 31, 1999 (the "Termination Date"), provided the terminating party shall not have breached in any material respect its obligations under this Agreement in a manner that proximately contributed to the failure to consummate the Merger by such date, (ii) any governmental or regulatory body, the consent of which is a condition to the obligations of Buyer, Buyer's BHC, and Seller to consummate the transactions contemplated hereby or by the Plan of Merger, shall have determined not to grant its consent and all appeals of such determination shall have been taken and have been unsuccessful, or (iii) any court of competent jurisdiction in the United States or any State shall have issued an order, judgment or decree (other than a temporary restraining order) restraining, enjoining or otherwise prohibiting the Merger and such order, judgment or decree shall have become final and nonappealable.

                  (c       By Buyer and Buyer's BHC:


                           (i if any event shall have occurred as a result of which any condition set forth in Section 8 hereof is no longer capable of being satisfied;

                           (ii subject to a thirty day cure period after actual knowledge or written notice, if there has been a breach by Seller of any representation or warranty contained in this Agreement, which would or would be reasonably likely to have a material adverse effect on the assets, liabilities, financial condition, results of operations or prospects of Seller, or there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of Seller;

                           (iii if Seller (or its Board of Directors) shall have authorized, recommended, proposed or publicly announced its intention to enter into a Competing Transaction (as herein defined);

                           (iv if the Board of Directors of Seller shall have withdrawn or materially modified its authorization, approval, or recommendation to the shareholders of Seller with respect to the Merger or this Agreement or shall have failed to make the favorable recommendation required by Section 3(a); or

                           (v as provided in Section 6(k)(i).

                  (d       By Seller:

                           (i if any event shall have occurred as a result of which any condition set forth in Section 9 hereof is no longer capable of being satisfied;

                           (ii  if at any time during the five business day
period commencing on the date the Registration Statement becomes effective with the SEC, the Buyer's BHC Average Closing Price (as defined below) shall be less than $39.00; subject to the following sentences. If the Seller elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Buyer's BHC; provided that such notice of election to terminate may be withdrawn at any time within the five business day period, commencing with its delivery of such notice. During the five business day period commencing with its receipt of such notice, Buyer's BHC shall have the option of adjusting the Exchange Ratio to a number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of $39.00 and the Exchange Ratio (as then in effect) and the denominator of which is the Buyer's BHC Average Closing Price. If Buyer's BHC makes such an election within such five business day period, it shall give prompt written notice to the Seller of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section, and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section. The Buyer's BHC "Average Closing Price," for purposes of this Agreement, shall mean the average closing price per share of Buyer's BHC Stock on The Nasdaq Stock Market or other exchange ("Exchange") (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) for the ten (10) consecutive trading days ending on and including the tenth trading day immediately preceding the date the Registration Statement becomes effective with the SEC. If any abnormal activity in the trading of the Buyer's BHC Stock occurs during such period, the period of determining the Buyer's BHC Average Closing Price will be adjusted subject to the agreement of the Buyer and Seller.

                           (iii     subject to a thirty day cure period after
actual knowledge or written notice, if there has been a breach by Buyer's BHC of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have a material adverse effect on the assets, liabilities, financial condition, results of operations, business or prospects of Buyer and Buyer's BHC, taken as a whole, or there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of Buyer's BHC.

                           (iv      as provided in Section 6(k)(i).

                  (e RIGHTS AND OBLIGATIONS UPON TERMINATION. If this Agreement is terminated as provided herein, each party will deliver all documents, work papers, and other materials of any other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same including using its best efforts to obtain and deliver all such documents, work papers and materials, except to the extent previously delivered to third parties in connection with the transactions contemplated hereby, and all information received by any party hereto with respect to the business of any other party shall not at any time be used for the advantage of, or disclosed to third parties by, such party to the detriment of the party furnishing such information; provided, however, that this Section 10(e) shall not apply to any documents, work papers, material, or information which is a matter of public knowledge or which heretofore has been or hereafter is published in any publication for public distribution or filed as public information with any governmental agency.

                  (f FEES AND EXPENSES OF BUYER AND BUYER'S BHC. Seller acknowledges that Buyer and Buyer's BHC have spent, and will be required to spend, substantial time and effort in examining the business, properties, affairs, financial condition and prospects of Seller; has incurred, and will continue to incur, substantial fees and expenses in connection with such examination, the preparation of this Agreement, and the accomplishment of the transactions contemplated hereunder; and will be unable to evaluate and, possibly, make investments in or acquire other entities due to the limited number of personnel available for such purpose and the constraints of time. Therefore, to induce Buyer and Buyer's BHC to enter this Agreement,

                           (i   If Buyer and Buyer's BHC terminate this
                   Agreement pursuant to:

                                    a) Sections 10(c)(i) or 10(c)(ii) by reason of the failure to meet any condition contained in Section 8(a) or 8(b) due to Seller's knowing and intentional misrepresentation or knowing and intentional breach of warranty or breach of any covenant or agreement and within twelve (12) months from the date of termination a Competing Transaction is consummated or Seller shall have directly or indirectly solicited bids for a Competing Transaction or shall have entered into an agreement or an agreement in principle which if consummated would constitute a Competing Transaction;

                                    b) Section 10(c)(iv);

                                    c) Section 10(c)(iii) and within twelve (12) months from the date of termination a Competing Transaction is consummated or Seller shall have entered into an agreement which if consummated would constitute a Competing Transaction; or

                           (ii      if Seller terminates this Agreement pursuant
to Section 10(c)(i) because this Agreement did not receive the requisite vote of the Seller shareholders and within twelve (12) months from the date of termination a Competing Transaction is consummated or Seller shall have entered into an agreement which if consummated would constitute a Competing Transaction;

then Seller shall pay to Buyer's BHC a fee in the amount of $2 million (the "Fee"), which amount is inclusive of the Buyer's BHC expenses, not as a penalty but as full and complete liquidated damages. Any payment required pursuant to this Section 10(f) shall be made no later than two business days after the date due and shall be made by wire transfer of immediately available funds to an account designated by Buyer's BHC. In the event that Buyer's BHC is entitled to the Fee, Seller shall also pay to Buyer's BHC interest based upon the average Federal Funds rate per year on any amounts that are not paid when due, plus all costs and expenses in connection with or arising out of the enforcement of the obligation of Seller to pay the Fee or such interest.

                  (g FEES AND EXPENSES OF SELLER. Buyer and Buyer's BHC acknowledge that Seller has spent, and will be required to spend, substantial time and effort in examining the business, properties, affairs, financial condition and prospects of Buyer and Buyer's BHC; has incurred, and will continue to incur, substantial fees and expenses in connection with such examination, the preparation of this Agreement, and the accomplishment of the transactions contemplated hereunder; and will be unable to negotiate a possible sale to other entities due to the provisions of this Agreement and the limited number of personnel available for such purpose and the constraints of time. Therefore, to induce Seller to enter this Agreement, if Buyer or Buyer's BHC terminates this Agreement pursuant to Sections 10(d)(i) or 10(d)(iii) by reason of the failure to meet any condition contained in Section 9(a) or 9(b) due to Buyer's or Buyer's BHC's knowing and intentional misrepresentation or knowing and intentional breach of warranty or breach of any covenant or agreement; then Buyer or Buyer's BHC shall pay to Seller a fee in the amount of $2 million (the "Fee"), which amount is inclusive of the Seller's expenses, not as a penalty but as full and complete liquidated damages. Any payment required pursuant to this
Section 10(g) shall be made no later than two business days after the date due and shall be made by wire transfer of immediately available funds to an account designated by Seller. In the event that Seller is entitled to the Fee, Buyer or Buyer's BHC shall also pay to Seller interest based upon the average Federal Funds rate per year on any amounts that are not paid when due, plus all costs and expenses in connection with or arising out of the enforcement of the obligation of Buyer or Buyer's BHC to pay the Fee or such interest.

                  (h EFFECT OF TERMINATION. Except for such provisions of this Agreement which by their terms expressly survive the termination hereof and the provisions of Sections 5(b), 5(c), and this Section 10, which shall survive any termination of this Agreement. In the event of a termination of this Agreement pursuant to Section 10 or Section 6(k)(i), this Agreement shall forthwith become void and have no further effect.



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

         Section 11.  INDEMNIFICATION.

                  (a INDEMNIFICATION OF PARTIES. Seller shall indemnify and hold harmless Buyer and Buyer's BHC against all loss, liability, damage, or expense (including reasonable fees and expenses of counsel) Buyer and Buyer's BHC may suffer, sustain, or become subject to as a result of any breach of any warranties, covenants, or other agreements contained in this Agreement or any misrepresentation by Seller; any of Seller's warranties or representations not being true and correct as of the time of the Closing; or a claim by a third party which, without regard to the merits of the claim, would constitute such a breach of misrepresentation (subject to compliance with the provisions of Section 11(b) below). Buyer and Buyer's BHC shall jointly and severally indemnify and hold harmless Seller against all loss, liability, damage, or expense (including reasonable fees and expenses of counsel) Seller may suffer, sustain or become subject to as a result of any breach of any warranties, covenants, or other agreements contained in this Agreement or any misrepresentation by the Buyer and Buyer's BHC; any of the Buyer's warranties or representations not being true and correct as of the time of the Closing; or a claim by a third party which, without regard to the merits of the claim, would constitute such a breach or misrepresentation (subject to compliance with the provisions of Section 11(b) below).

                  (b THIRD PARTY CLAIMS. The obligations and liabilities of the parties under this Agreement with respect to, relating to, caused (in whole or in part) by or arising out of claims of third parties (individually, a "Third Party Claim" and collectively "Third Party Claims"), shall be subject to the following terms and conditions:

                           (i       The party or parties entitled to be
indemnified hereunder (the "Indemnified Party") shall give the party or parties obligated to provide the indemnity (the "Indemnifying Party") prompt notice of any Third Party Claim, and the Indemnifying Party may undertake the defense of that claim by representatives chosen by it. Any such notice of a Third Party Claim shall identify with reasonable specificity the basis for the Third Party Claim, the facts giving rise to the Third Party Claim, and the amount of the Third Party Claim (or, if such amount is not yet known, a reasonable estimate of the amount of the Third Party Claim). The Indemnified Party shall make available to the Indemnifying Party copies of all relevant documents and records in its possession.

                           (ii      If the Indemnifying Party, within a
reasonable time after notice of any such Third Party Claim, fails to assume the defense in accordance with Section 11(b)(i), the Indemnified Party shall (upon further notice to the Indemnifying Party) have the right to undertake the defense, compromise or settlement of the Third Party Claim, subject to the right of the Indemnifying Party to assume the defense of such Third Party Claim at any time prior to settlement, compromise or final determination thereof; provided, however, that at the time of the assumption of defense the Indemnifying Party shall reimburse the Indemnified Party for its reasonable, actual, documented out-of-pocket expenses incurred prior to the assumption of defense by the Indemnifying Party.

                           (iii     Anything in this Section 11 to the contrary
notwithstanding, the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any Third Party Claim or consent to the entry of judgment which does not include



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

as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of an unconditional release from all liability in respect of the Third Party Claim; and, if there is a reasonable probability that a claim may materially and adversely affect the Indemnified Party other than as a result of money damages or other money payments, the Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of the Third Party Claim (control of the defense to remain with the Indemnifying Party).

                  (c THIRD PARTY CLAIMS. In any case where an Indemnified Party recovers from third parties all or any part of any amount paid to it by an Indemnifying Party pursuant to this Section 11, such Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery). The Indemnified Party shall be obligated to prosecute diligently and in good faith any claim with any applicable insurer prior to collecting an indemnification payment under this Section 11. However, an Indemnified Party shall be entitled to collect an indemnification payment under this Section 11 if such Indemnified Party has not received reimbursement from an applicable insurer within one year after it has given such insurer written notice of this claim. In such event, the Indemnified Party shall assign to the Indemnifying Party its rights against such insurer.

         Section 12.  GENERAL.

                  (a CLOSING. The closing of the transactions contemplated by this Agreement shall take place at First American Center, Nashville, Tennessee, at 10:00 a.m. or at such other place and time as may be agreed upon by the parties or, if they cannot agree, on the date of which any party shall give at least five (5) days' advance notice to the other parties following satisfaction of the conditions to consummation of the Merger that may not, as a matter of law, be waived. Notwithstanding anything herein to the contrary, no party shall be required to waive a condition that is within its power under the terms of the Agreement not to waive. Buyer or Seller may, at or prior to the Closing, delay the Closing for up to thirty (30) days by notice to the other parties specifying the delayed date of the Closing, if necessary to permit satisfaction of any condition to the obligations of the other parties that cannot be satisfied at the Closing as originally scheduled and the satisfaction of which by the delayed Closing date is not impossible.

                  (b AMENDMENT. The parties may, by mutual agreement of their respective Boards of Directors, amend, modify or supplement this Agreement or any Appendix to the Agreement in such manner as may be agreed upon by them in writing, at any time before or after approval of the Merger and the transactions contemplated thereby by the shareholders of Buyer and Seller, provided that no such amendment, modification or supplement shall be made which reduces the Exchange Ratio without the further approval of the Seller shareholders. This Agreement may be amended at any time and, as amended, restated by the President of the parties, without the necessity for approval by their respective Boards of Directors or shareholders, to correct typographical errors or to change erroneous references or cross-references, or to make such other changes which are immaterial to the substance of the transactions contemplated hereby. This Agreement may not be otherwise amended except by an instrument in writing signed on behalf of all the parties hereto.




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

                  (c EXTENSIONS AND WAIVERS. At any time prior to the Effective Time, the parties hereto, by action taken by their respective Boards of Directors or duly authorized officers, may: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the covenants or agreements of the other parties or with any of the conditions to the obligations of the waiving party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No such waiver or extension shall imply any further waiver or extension.

                  (d COUNTERPARTS. For the convenience of the parties and to facilitate the filing of this Agreement with regulatory authorities, any number of counterparts hereof may be executed, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

                  (e NOTICES. All notices, requests, consents, and other communications hereunder shall be in writing, and shall be personally delivered, delivered by facsimile, delivered by overnight courier, or mailed certified or registered mail, return receipt requested, postage prepaid, to the addresses indicated above. Notices shall be deemed to have been received when delivered personally or faxed or, if mailed, the date of such signed receipt.

                  (f ENTIRE AGREEMENT. This Agreement: (i) constitutes the entire Agreement between the parties hereto and supersedes all other prior agreements and undertakings, both written and oral, of the parties, or any of them, with respect to the subject matter hereof; (ii) is not intended to confer upon any other person or entity any rights or remedies hereunder; and (iii) shall not be assigned except by operation of law.

                  (g GOVERNING LAW; SUBMISSION TO JURISDICTION. Except where controlled by federal law, this Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and be governed by the internal laws of the State of Tennessee, without reference to choice or conflict of law principles thereof. Any legal action or proceeding with respect to this Agreement against any party shall be brought only in a court of record of, or in any federal court located in, Davidson County in the State of Tennessee, which shall have exclusive jurisdiction and venue for such purpose. By execution and delivery of this Agreement, the parties hereby accept for themselves, and in respect of their property, generally and unconditionally, the jurisdiction and venue of the aforesaid courts sitting in Davidson County, Tennessee, and waive any objection to the laying of venue on the grounds of forum non conveniens which they may now or hereafter have to the bringing or maintaining of any such action or proceeding in such jurisdiction.



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



                  (h HEADINGS. The headings of the Sections and subsections of this Agreement are for convenience of reference only and shall not be taken into account in the interpretation of this Agreement.

         IN WITNESS WHEREOF, the parties have caused this instrument to be executed and delivered as of the day and year first above written, such execution having been duly authorized by the respective Boards of Directors of Buyer, Seller, and Buyer's BHC.

                                     BUYER:


                                     By:      /s/ Dennis C. Bottorff
                                              ----------------------------------

                                     Title:   Chairman and CEO
                                              ----------------------------------

                                     SELLER:


                                     By:      /s/ Edward D. Green
                                              ----------------------------------

                                     Title:   President
                                              ----------------------------------

                                     BUYER'S BHC:


                                     By:      /s/ Dennis C. Bottorff
                                              ----------------------------------

                                     Title:   Chairman and CEO
                                              ----------------------------------



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

                                                                      APPENDIX B


                      OPINION OF THE CARSON MEDLIN COMPANY


                                August 25, 1998

Board of Directors
The Middle Tennessee Bank
700 North Garden Street
Columbia, TN 38402

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of The Middle Tennessee Bank ("MTB") under the terms of a certain Bank Merger Agreement dated May 26, 1998 (the "Agreement") pursuant to which Middle Tennessee shall be merged with and into First American Corporation, Nashville, TN ("First American") (the "Merger"). Under the terms of the Agreement, each of the outstanding shares of Middle Tennessee Common Stock shall be converted into and exchanged for the right to receive 7.768 shares of First American Common Stock. The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

     The Carson Medlin Company is a National Association of Securities Dealers, Inc. (NASD) member investment banking firm which specializes in the securities of southeastern United States financial institutions. As part of our investment banking activities, we are regularly engaged in the valuation of southeastern United States financial institutions and transactions relating to their securities. We regularly publish our research on independent community banks regarding their financial and stock price performance. We are familiar with the commercial banking industry in Tennessee and the major commercial banks operating in that market. We have been retained by MTB in a financial advisory capacity to render our opinion hereunder, for which we will receive compensation.

     In reaching our opinion, we have analyzed the respective financial positions, both current and historical, of First American and MTB. We have reviewed: (i) the Agreement; (ii) the annual reports to shareholders of First American, including audited financial statements for the five years ended December 31, 1997; (iii) audited financial statements of MTB for the five years ended December 31, 1997; (iv) the unaudited interim financial statements of First American for the six months ended June 30, 1998; (v) the unaudited interim financial statements of MTB for the six months ended June 30, 1998;
(vi) certain financial and operating information with respect to the business, operations and prospects of First American and MTB; and (vii) this Prospectus/Proxy Statement. We also: (i) held discussions with members of the senior






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

Board of Directors
The Middle Tennessee Bank
August 25, 1998
Page 2

management of First American and MTB regarding historical and current business operations, financial condition and future prospects of their respective companies; (ii) reviewed the historical market prices and trading activity for the common stocks of First American and MTB and compared them with those of certain publicly traded companies which we deemed to be relevant;
(iii) compared the results of operations of First American and MTB with those of certain banking companies which we deemed to be relevant; (iv) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations; (v) analyzed the pro forma financial impact of the Merger on First American; and (vi) conducted such other studies, analyses, inquiries and examinations as we deemed appropriate.

     We have relied upon and assumed, without independent verification, the accuracy and completeness of all information provided to us. We have not performed or considered any independent appraisal or evaluation of the assets of First American or MTB. The opinion we express herein is necessarily based upon market, economic and other relevant considerations as they exist and can be evaluated as of the date of this letter.

     Based upon the foregoing, it is our opinion that the consideration provided for in the Agreement is fair, from a financial point of view, to the shareholders of The Middle Tennessee Bank.

                                             Very truly yours,

                                             /s/ The Carson Medlin Company

                                             THE CARSON MEDLIN COMPANY

                                                                      APPENDIX C



                          UNITED STATES CODE ANNOTATED
                           TITLE 12. BANKS AND BANKING
                            CHAPTER 2--NATIONAL BANKS
                    SUBCHAPTER XVI--CONSOLIDATION AND MERGER

SECTION 215a -- Merger of national banks or State banks into national banks

(a) Approval of Comptroller, board and shareholders; merger agreement; notice; capital stock; liability of receiving association

         One or more national banking associations or one or more State banks, with the approval of the Comptroller, under an agreement not inconsistent with this subchapter, may merge into a national banking association located within the same State, under the charter of the receiving association. The merger agreement shall--

         (1) be agreed upon in writing by a majority of the board of directors of each association or State bank participating in the plan of merger;

         (2) be ratified and confirmed by the affirmative vote of the shareholders of each such association or State bank owning at least two-thirds of its capital stock outstanding, or by a greater proportion of such capital stock in the case of a State bank if the laws of the State where it is organized so require, at a meeting to be held on the call of the directors, after publishing notice of the time, place, and object of the meeting for four consecutive weeks in a newspaper of general circulation published in the place where the association or State bank is located, or, if there is no such newspaper, then in the newspaper of general circulation published nearest thereto, and after sending such notice to each shareholder of record by certified or registered mail at least ten days prior to the meeting, except to those shareholders who specifically waive notice, but any additional notice shall be given to the shareholders of such State bank which may be required by the laws of the State where it is organized. Publication of notice may be waived, in cases where the Comptroller determines that an emergency exists justifying such waiver, by unanimous action of the shareholders of the association or State banks;

         (3) specify the amount of the capital stock of the receiving association, which shall not be less than that required under existing law for the organization of a national bank in the place in which it is located and which will be outstanding upon completion of the merger, the amount of stock (if any) to be allocated, and cash (if any) to be paid, to the shareholders of the association or State bank being merged into the receiving association; and

         (4) provide that the receiving association shall be liable for all liabilities of the association or State bank being merged into the receiving association.

(b) Dissenting shareholders

         If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

(c) Valuation of shares

         The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of

         (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash;

         (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

(d) Application to shareholders of merging associations: appraisal by Comptroller; expenses of receiving association; sale and resale of shares; State appraisal and merger law

         If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

(e) Status of receiving association; property rights and interests vested and held as fiduciary

         The corporate existence of each of the merging banks or banking associations participating in such merger shall be merged into and continued in the receiving association and such receiving association shall be deemed to be the same corporation as each bank or banking association participating in the merger. All rights, franchises, and interests of the individual merging banks or banking associations in and to every type of property (real, personal, and mixed) and chooses in action shall be transferred to and vested in the receiving association by virtue of such merger without any deed or other transfer. The receiving association, upon the merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises, and interests, including appointments, designations, and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, and committee of estates of lunatics, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by any one of the merging banks or banking associations at the time of the merger, subject to the conditions hereinafter provided.

(f) Removal as fiduciary; discrimination

         Where any merging bank or banking association, at the time of the merger, was acting under appointment of any court as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, or committee of estates of lunatics, or in any other fiduciary capacity, the receiving association shall be subject to removal by a court of competent jurisdiction in the same manner and to the same extent as was such merging bank or banking association prior to the merger. Nothing contained in this section shall be considered to impair in any manner the right of any court to remove the receiving association and to appoint in lieu thereof a substitute trustee, executor, or other fiduciary, except that such right shall not be exercised in such a manner as to discriminate against national banking associations, nor shall any receiving association be removed solely because of the fact that it is a national banking association.

(g) Issuance of stock by receiving association; pre-emptive rights

         Stock of the receiving association may be issued as provided by the terms of the merger agreement, free from any preemptive rights of the shareholders of the respective merging banks.



                                      C-2